Exhibit 99.1

Bezeq The Israel

Telecommunication Corporation
Ltd.

Periodic Report for the Year

2016

Bezeq The Israel Telecommunication

Corporation Ltd.

Periodic Report for the Year 2016

Chapter A -	Description of Company Operations

Chapter B -	Directors’ Report on the State of the Company’s Affairs

Chapter C -	Financial Statements

Chapter D -	Additional Information about the Company and Corporate Governance Questionnaire

Chapter E -	Report Concerning Effectiveness of the Internal Control (SOX Outline)

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Chapter A

(Description of the Company Operations)

For the Periodic Report for 2016

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Chapter A (Description of Company Operations) of the Periodic Report for 2016

Chapter A – Description of Company

Operations

Table of Contents

Chapter A – Description of Company Operations			A-1

1.	General development of the Group’s business		A-1

	1.1	Group activities and business development	A-1
	1.2	Segments of operation	A-7
	1.3	Investments in the Company’s capital and transactions in its shares	A-8
	1.4	Dividend Distribution	A-8
	1.5	Financial information about the Group’s segments of operation	A-10
	1.6	Projection regarding the Group	A-16
	1.7	General environment and influence of external factors on the Group’s activities	A-16

2.	Bezeq – Domestic Fixed-Line Communications		A-35

	2.1	General Information on the Operating Segment	A-35
	2.2	Products and Services	A-41
	2.3	Breakdown of product and service revenues	A-44
	2.4	Trade receivables	A-45
	2.5	Marketing, distribution and service	A-45
	2.6	Competition	A-46
	2.7	Property, plant and equipment	A-53
	2.8	Intangible assets	A-57
	2.9	Human Resources	A-58
	2.10	Equipment and suppliers	A-61
	2.11	Working Capital	A-62
	2.12	Investments	A-62
	2.13	Financing	A-62
	2.14	Taxation	A-65
	2.15	Environmental risks and means for their management	A-65
	2.16	Restrictions and control of the Company’s operations	A-67
	2.17	Substantial agreements	A-79
	2.18	Legal proceedings	A-82
	2.19	Business objectives and strategy	A-87
	2.20	Risk Factors	A-89

3.	Pelephone – Mobile radio-telephone (cellular telephony)		A-95

	3.1	General information about the area of operations	A-95
	3.2	Services and Products	A-100
	3.3	Revenue from products and services	A-101
	3.4	Trade receivables	A-101
	3.5	Marketing, distribution and service	A-102
	3.6	Competition	A-102
	3.7	Property, plant and equipment	A-104

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

	3.8	Intangible assets	A-106
	3.9	Human resources	A-107
	3.10	Trade payables	A-109
	3.11	Working capital	A-110
	3.12	Taxation	A-110
	3.13	Environmental risks and means for their management	A-110
	3.14	Restrictions on and control of Pelephone’s operations	A-112
	3.15	Material Agreements	A-118
	3.16	Legal proceedings	A-119
	3.17	Business strategy and goals	A-122
	3.18	Anticipated developments in the coming year	A-122
	3.19	Discussion of Risk Factors	A-122

4.	Bezeq International – International telecommunications, Internet and NEP services		A-127

	4.1	General	A-127
	4.2	Products and services	A-129
	4.3	Revenues	A-130
	4.4	Trade receivables	A-130
	4.5	Marketing, distribution and service	A-131
	4.6	Competition	A-131
	4.7	Property, plant and equipment	A-132
	4.8	Human resources	A-133
	4.9	Trade payables	A-134
	4.10	Taxation	A-134
	4.11	Restrictions and supervision of Bezeq International’s operations	A-134
	4.12	Joint venture agreements	A-135
	4.13	Legal proceedings	A-136
	4.14	Goals, business strategy and expected development	A-138
	4.15	Discussion of Risk Factors	A-138

5.	DBS – Multi-channel television		A-141

	5.1	General information about the area of operations	A-141
	5.2	Products and services	A-142
	5.3	Revenue of products and services	A-151
	5.4	Trade receivables	A-151
	5.5	Marketing and Distribution	A-151
	5.6	Competition	A-151
	5.7	Production capacity	A-154
	5.8	Property, plant and equipment	A-154
	5.9	Intangible assets	A-156
	5.10	Broadcasting rights	A-156
	5.11	Human resources	A-157
	5.12	Trade payables	A-158
	5.13	Financing	A-159
	5.14	Taxation	A-160
	5.15	Restrictions on and supervision of the company	A-161
	5.16	Material Agreements	A-165
	5.17	Legal proceedings	A-168
	5.18	Goals and Business Strategy	A-171
	5.19	Discussion of Risk Factors	A-171

	Appendix A - List of Terms		A-178

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

Chapter A – Description of Company Operations

Bezeq – The Israel Telecommunication Corporation Limited (“the Company” or “Bezeq”), together with its subsidiaries, whether wholly or partly owned, whose financial statements are consolidated with those of the Company, will henceforth be called in this Periodic Report “the Group” or “Bezeq Group”.

For the reader’s convenience, Appendix A to this chapter contains a list and explanation of the key defined terms in the report.

1.	General development of the Group’s business

1.1	Group activities and business development

1.1.1	General

At the date of this periodic report, Bezeq Group is a main provider of communications services in Israel. Bezeq Group implements and provides a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, multi-channel satellite television broadcasts, internet infrastructure and access services, call center services, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment and services on customer premises (network end point – NEP – services).

The Company was established in 1980 as a government company to which the activities carried out until then at the Ministry of Communications were transferred, and it was privatized over a period of years. The Company became a public company in 1990 and its shares are traded on the Stock Exchange.

Since April 14, 2010, the controlling shareholder of the Company is B Communications, directly and through its wholly-controlled (indirectly) company B Tikshoret (SP2) Ltd. (“B Tikshoret”). (Concerning regulatory permits that were given in connection with the transaction to acquire control, see Section 1.7.6).1

For information about restrictions that may apply to B Communications commencing December 2019 under the Market Concentration Law, in connection with control in the Company, if at that time B Communications is a second tier company according to this law, and restrictions that apply to the Company in this context as a third-tier company, see Section 1.7.4.7.

1	To the best of the Company’s knowledge, B Tikshoret is a private company registered in Israel, wholly owned and controlled by B Tikshoret (SP1) Ltd., which is wholly owned and controlled by B Communications. B Communications is an Israeli public company whose shares are traded by way of double listing on the Stock Exchange and on the Nasdaq. The controlling shareholder in B Communications is Internet Gold – Golden Lines Ltd., and the controlling shareholder in Internet Gold – Golden Lines Ltd. is Eurocom Communications Ltd. (“Eurocom Communications”), which is controlled by Eurocom Holdings (1979) Ltd., in which the controlling shareholders are Mr. Shaul Elovitch and his brother Yosef Elovitch. 714,169,560 shares of the Company are held by B Tikshoret. In addition, 14,204,153 Company shares are owned directly by B Communications.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

Diagram of the Company’s holding structure, and the Company’s holdings in the subsidiaries and main affiliates, at the date of approval of the report (March 29, 2017):

(*)	In addition to the above-mentioned holdings, 1,000,000 shares are held jointly by the Chairman of the Board of Directors, Mr. Shaul Elovitch and his brother Mr. Yosef Elovitch, the controlling shareholders (indirectly) of the Company, 72,360 shares are held by Ms. Iris Elovitch the wife of the controlling shareholder Shaul Elovitch, and 11,556 shares are held by Ms. Orna Elovitch Peled, a director of the Company and wife of Mr. Or Elovitch, a Company director and son of Shaul Elovitch, the controlling shareholder, indirectly, of the Company. These shares total approximately 0.03% of all the Company’s issued capital.

In addition, the Company holds 100% of the issued capital of Bezeq On-Line, which operates customer call centers of a scope that is not material to the Company.

Organizational structure – Bezeq Group

On September 4, 2007, in accordance with Section 50(a) of the Companies Law and in accordance with Articles 119 and 121.1 of the Company’s Articles, the Board of Directors of the Company resolved that the powers of the General Manager with respect to the corporations held directly or indirectly by the Company (including Pelephone, Bezeq International, DBS, Walla, Bezeq Online and Bezeq Zahav Holdings) will be transferred to the Board of Directors, and the Board passed resolutions for the purpose of implementing this resolution.

On March 22, 2017, the Board of Directors approved an expansion of the Group’s headquarters (HQ). HQ will assist the Board of Directors in implementing the tasks involved in setting out the strategy and oversight conferred upon it according to the Companies Law, and also in exercising certain performance and management powers stemming from assuming these powers with respect to the activity of the subsidiaries and activities that may be absorbed by the Company in future, insofar as they are absorbed, within the context of mergers and acquisitions. This includes a decision to appoint a director of strategy and business development for the Group and the appointment of a legal advisor for the Group’s HQ. As a direct result of the aforementioned decisions, on matters pertaining to the entire Group, to the consolidated financial statements, and to the subsidiaries, the Group’s CFO reports to the Board of Directors, whereas on matters pertaining to the Group’s domestic fixed line communications activity he reports to the CEO. The head of the security unit also reports to the Board of Directors on matters pertaining to the entire Group and the subsidiaries.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

Diagram of the Group’s organizational structure (including significant subsidiaries only) at the date of publication of the report:

(1)	For a diagram of Pelephone’s organizational structure, see Section 3.9.
(2)	For a diagram of DBS’s organizational structure, see Section 5.11.
(3)	For a diagram of Bezeq International’s organizational structure, see Section 4.8.
(4)	For a diagram of Bezeq (Fixed Line) organizational structure, see Section 2.9.
(5)	The head of Strategy and Business Development will take up his position on April 23, 2017.
(6)	The Internal Auditor is subject to the Chairman of the Company’s Board of Directors.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

1.1.2	Mergers and acquisitions

Merger of the Company and DBS

Until March 25, 2015, the Company held 49.78% of the shares of DBS and it also owned stock options which entitled it to 8.6% of the shares of DBS and which the Company has not yet exercised. In view of a decision of the Supreme Court on August 21, 2009, not to approve the merger of the Company and DBS, the Company discontinued consolidation of its financial statements with those of DBS, and from that date the investment in DBS shares was presented according to the equity method. The balance of DBS shares are held by Eurocom D.B.S.2

On March 25, 2015, the Company exercised the stock options that it owned, for no payment, and on June 24, 2015 the Company completed a transaction in which it acquired all the holdings of Eurocom DBS in DBS, which at that time constituted 50.22% of the issued share capital of DBS (41.62% fully diluted) as well as all the shareholders’ loans that Eurocom provided to DBS (NIS 1,538 million as at December 31, 2014) (“the Purchase Transaction”).

On the occasion of the completion, the Company transferred to Eurocom DBS the cash consideration for the Purchase Transaction in the amount of NIS 680 million, Eurocom DBS transferred to the Company all its shares and rights to shares in DBS and assigned to the Company its entire rights in the shareholders’ loans that it had provided to DBS. Upon completion of the transaction, DBS became a wholly owned subsidiary (100%) of the Company.

Notably, under the terms of the Purchase Transaction, in addition to the cash payment of NIS 680 million, the consideration also included two additional contingent payments, as follows: one additional payment of up to NIS 200 million to be paid in accordance with the tax synergy (“First Contingent Payment”), and an additional payment of NIS 170 million to be paid according to the business results of DBS in the next three years (“Second Contingent Payment”). Most of the First Contingent Payment was paid after the Company entered into a tax assessment agreement and tax decision with the Tax Authority with respect to financing income, shareholders loans, the losses and merger of DBS, (see also Section 2.14.2 and Notes 6 and 11 to the 2016 Financial statements (chapter c)). The Company paid advances on account of the Second Contingent Payment (that were not recorded as an expense in the financial statements). Additionally, the financial reports contain a commitment in the amount of NIS 84 million for the Second Contingent Payment based on a management estimate. Insofar as the merger of DBS takes place in 2017, this commitment is expected to be the full amount of the Second Contingent Payment, and insofar as the merger takes place after the end of 2017, the amount of this commitment will be contingent on the results of DBS for 2017. At the date of the report, the Company believes that this amount might be lower than the amount of the commitment included in the financial statements.

[2]	A company controlled (indirectly) by Messrs. Shaul and Yosef Elovitch, controlling shareholders of the Company.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

According to the conditions prescribed in the Antitrust Authority’s approval of the merger (according to its meaning in the Antitrust Law), dated March 26, 2014, between the Company and DBS, the following limitations apply with respect to the Company and DBS3:

A.	The Company and any person associated with it (in this section - “Bezeq”) will not impose any restriction on the use of fixed-line Internet infrastructure services stemming from the customer’s cumulative surfing volume, and it may not restrict or block the possibility available to a customer to make use of any service or application provided on the Internet.

B.	Bezeq will deduct amounts for providing multi-channel TV services from the payments of ISPs for connecting them to the Bezeq network.

C.	Bezeq will sell and provide Internet infrastructure services and TV services under equal conditions for all Bezeq customers (the sale of Internet infrastructure services as part of a bundle will not, in itself, be considered a sale under non-equal conditions).

D.	Bezeq and DBS will cancel any exclusivity arrangements pertaining to productions that are not original productions and they shall not be party to any such exclusivity arrangements (except in relation to a third party which, on the date of the decision, has a broadcasting license). Furthermore, for two years from the approval date of the merger, Bezeq will not prevent any entity (excluding an entity that has a broadcasting license on the date of the decision) from acquiring rights in original productions (this does not apply to new productions).

The full text of the Antitrust Authority’s decision appears in an Immediate Report of the Company dated March 26, 2014 (ref. 2014-01-024669), presented here by way of reference.

For additional information on the foregoing in this section, see the amended Transaction Report dated March 12, 2015, (ref. no. 2015-01-050563), included here by way of reference and also Note 11.2 to the 2016 Financials.

[3]	It is noted that conditions similar to those listed in Sections A, B, and D were imposed on Hot Telecom Limited Partnership as part of merger approvals by the Antitrust Authority.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

Further to the announcement by the Director General of the Ministry of Communications dated December 21, 2016 concerning “cancellation of the structural separation obligation in Bezeq Group” (on this see Section 1.7.2), on December 25, 2016, the Company and DBS signed a merger agreement (“the Merger Agreement”) so that subject to the conditions precedent set out therein and noted below, on the date of completion of the merger, and effective retroactively from the effective date of the merger (December 31, 2016), all the activity of DBS will be merged with and into the Company, for no payment, in accordance with the provisions of Section 323 of the Companies Law and under the provisions of Sections 103B and103C of the Income Tax Ordinance4, and DBS will cease to exist as a separate legal entity, it will be dissolved without liquidation, and the Registrar of Companies will delete it from the register.

Completion of the merger is subject to compliance with the following conditions:

A.	Obtaining the approval of the Companies Registrar for the merger (merger certificate).

B.	Obtaining various regulatory approvals from the Ministry of Communications, Minister of Communications and head of the Civil Administration.

C.	Obtaining approvals from any third parties whose approval is required. If the Company’s Board of Directors believes that such approval is immaterial to completion of the merger, it may, at its discretion, waive the obtaining of any third party approval.

D.	The arrangement of any incompatibility that is found upon completion of the merger between the Deed of Trust and the debentures of DBS and fixed liens registered on a particular asset of DBS, and the Company’s financing documents, under which a commitment is in place to refrain from creating charges on the Company’s assets, lifting the financial restrictions and covenants set out in the financing agreements of DBS, so that they will not apply to the merged company, and all to the Company’s satisfaction and as will be approved by the Company’s Board of Directors.[5]

The main purpose of the merger, from the business and economic perspective, is to streamline the activity and operation of the Company and DBS and to consolidate it under a single legal entity in order to save operating costs in the long term.

[4]	In the matter of a taxation decision received on September 15, 2016 by the Tax Authority, as part of a tax assessment agreement that the Company signed with the Tax Authority, which includes the Tax Authority’s preliminary approval for tax purposes for the merger of DBS with and into the Company, in accordance with the provisions of Section 103B of the Income Tax Ordinance (“the Approval”), see an Immediate Report of the Company dated September 18, 2016 (ref. no.: 2016-01-124486). Pursuant to the said announcement of the Ministry of Communications, the Company held discussions with the Tax Authority and at this stage it is agreed that closer to the time of obtaining the Ministry of Communication’s approval for the merger, its compatibility with the taxation decision will be reviewed.

[5]	Arrangement of any incompatibility and lifting the financial restrictions and covenants - to the extent that this is necessary.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

Subsequently, the shareholders’ loans registered in the Company’s name in the books of DBS, of which the outstanding amount, including principal and accrued interest at December 27, 2016, was NIS 389 million, were converted to equity, and the Company also made an additional investment in the capital of DBS against a premium in the amount of NIS 130 million. (Notably, previously, in September 2016, shareholders loans in the amount of NIS 5.3 billion were converted, as detailed in Section 5.13.1).

The Company and DBS continue to operate in accordance with the foregoing to advance the merging of the companies.

For additional information on the foregoing in this section in the matter of the merger of the companies, see also the Company’s Immediate Reports dated December 23, 2016 (ref. no. 2016-01-090906), December 25, 2016 (ref. no. 2016-01-091068), December 26, 2016 (ref. no. 2016-091446), December 28, 2016 (ref. no. 2016-01-093060), and December 29, 2016 (ref. no. 2016-01-093318), included here by way of reference and also Note 11.2 to the 2016 Financials.

1.2	Segments of operation

The Group has four main segments of operation which correspond with the corporate division among the Group companies and report as business segments in the Company’s consolidated financial statements (see also Note 27 to the 2016 Financials):

1.2.1	The Company – Fixed-line domestic communications

This segment consists primarily of the Company’s operation as a Domestic Carrier, including telephony services, Internet infrastructure and access services (and including wholesale BSA service), transmission and data communications services and wholesale service for use of the Company’s physical infrastructures. The Company’s activities in the domestic fixed-line segment are described in Section 2 of this report.

1.2.2	Pelephone – Cellular communications

Cellular communications, marketing of terminal equipment, installation, operation and maintenance of cellular communication equipment and systems. Pelephone’s operations are described in Section 3 of this report.

1.2.3	Bezeq International – international communications, Internet and NEP services

Internet access services (ISP), international communication services and NEP services. Bezeq International’s operations are described in Section 4of this report.

1.2.4	DBS – Multi-channel television

Multi-channel digital satellite television broadcasting services for subscribers (DBS) and the provision of value added services for subscribers. DBS’s operations are described in Section 5 of this report.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

It is noted that in addition, the Company’s consolidated financial statements include an “Others” segment, which covers mainly Internet-related content and trading, (through Walla!, WallaShops, and other websites), and customer call center services (through Bezeq Online). The “Others” segment is not material at the Group level.

1.3	Investments in the Company’s capital and transactions in its shares

1.3.1	On February 2, 2016, the Company received notice from B Tikshoret whereby on that date it completed the sale of 115,500,000 ordinary NIS 1 par value shares of the Company (which on that date constituted 4.18% of the Company’s issued and paid-up share capital) at a price of 850 agorot per share (in this section: “the Shares”).

1.3.2	B Tikshoret informed the Company that the sale took place in accordance with the provisions of Section 3(a3) of the Communications Order, by way of an agreement to sell the shares through a distribution agent[1] (as this term is defined in the Communications Order), which entered into agreement with third parties to sell them the shares in off-the-floor transactions.

1.3.3	After completing the sale process, B Tikshoret and B Communications together hold 26.34% of the Company’s issued and paid-up share capital.

1.3.4	As reported by B Communications, on October 25, 2016, B Communications made early repayment of the debentures (dollar series 144A) where to secure their repayment most of its holdings in the Company (and that were held through B Tikshoret) were pledged. Following the said repayment, the charge on B Communications’ shares in the Company was lifted.

In this matter, see also Section 1.7.6.3.

1.4	Dividend Distribution

1.4.1	Dividend policy

On August 4, 2009, the Board of Directors of the Company resolved to adopt a dividend distribution policy under which the Company would distribute to its shareholders, on a semi-annual basis, a dividend of 100% of the semi-annual profits (after tax) (“Profit for the period attributable to the Company’s owners”) according to the consolidated financial statements of the Company. Implementation of the dividend distribution policy is subject to the provisions of any law, including the distribution tests laid down in the Companies Law, and to the Board’s assessment as to the Company’s ability to meet its existing and foreseeable obligations, and all with due attention to the Company’s projected cash flow, activities and liabilities, its cash balances, its plans and its situation from time to time, and subject to the approval of the general meeting of the shareholders of the Company for each specific distribution, as provided in the Company’s Articles of Association. At the publication date of the report, this policy is in force.

[6]	Section 3(a3)(3) of the Communications Order refers to: “A sale or private placement to one or more distribution agents (as they are defined in the Communications Order), provided that the purchase is not made for themselves or for entities in their control or entities that control them, and that they undertook not to sell means of control at such rate, as a result of which one or more of the buyers will hold a percentage that must be approved under the Communications Order, unless the buyer has a permit to do so under the Order ...”.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

1.4.2	Dividend distribution

For information about dividends distributed by the Company in 2015-2016, and Board of Directors recommendations to the General Meeting about a dividend distribution on March 29, 2017, see Note 19.2 to the 2016 Financials.

Outstanding, distributable profits at the report date - NIS 590 million7 (surpluses accumulated over the last two years, after subtracting previous distributions).

[7]	Including revaluation gains in the amount of NIS 12 million for an increase in the control of DBS. Pursuant to a Board of Directors’ resolution dated February 10, 2015, these revaluation gains will be excluded from the dividend distribution policy and will not be distributed as a dividend.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

1.5	Financial information about the Group’s segments of operation

All the data in Sections 1.5.1, 1.5.2, 1.5.3 are in NIS million.

1.5.1	2016

	Domestic fixed-line communications	Cellular communications	International communications, Internet services and NEP	Television multi-channel	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	4,063	2,587	1,478	1,745	198	-	10,071
From other segments of operation in the corporation	320	43	70	-	20	(440)	13
Total revenues	4,383	2,630	1,548	1,745	218	(440)	10,084
Total costs attributable to:
Variable costs attributable to segment of operation (1)	575	1,421	817	593	179
Fixed costs attributable to segment of operation (1)	1,732	1,177	555	888	73
Total costs	2,307	2,598	1,372	1,481	252	(247)	7,763
Costs that do not constitute revenue in another segment of operation	2,243	2,437	1,161	1,471	245	193	7,750
Costs that constitute revenue in other segments of operation	64	161	211	10	7	(440)	13
Total costs	2,307	2,598	1,372	1,481	252	(247)	7,763
Profit from ordinary operations attributable to owners of the Company	2,076	32	176	264	(34)	(193)	2,321
Total assets attributable to operations at December 31, 2016	7,111	3,294	1,188	2,026	204	2,124	15,947
Total liabilities attributable to segment of operation at December 31, 2016	11,988	569	380	1,434	104	(730)	13,744

(1)	The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system, which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, in contrast with fixed expenses, which are not flexible in the short term and do not directly affect output (on this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of adjustments to consolidated – transactions between segments of operation.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

1.5.2	2015

	Domestic fixed-line communi-cations	Cellular communi-cations	Internat-ional communi-cations, Internet services and NEP	Television multi-channel	Others	Adjust-ments to consolida-ted(2)	Consoli-dated
Total revenues:
From externals	4,122	2,831	1,485	1,774	197	(440)	9,969
From other segments of operation in the corporation	285	59	93	-	24	(445)	16
Total revenues	4,407	2,890	1,578	1,774	221	(885)	9,985
Total costs attributable to:
Variable costs attributable to segment of operation(1)	522	1,469	837	606	174
Fixed costs attributable to segment of operation(1)	1,737	1,264	501	918	63
Total costs	2,259	2,733	1,338	1,524	237	(676)	7,415
Costs that do not constitute revenue in another segment of operation	2,181	2,540	1,177	1,507	230	(233)	7,402
Costs that constitute revenue in other segments of operation	78	193	161	17	7	(443)	13
Total costs	2,259	2,733	1,338	1,524	237	(676)	7,415
Profit from ordinary operations attributable to owners of the Company	2,148	157	240	220	(15)	(180)	2,570
Profit from operating activities attributable to non-controlling interests	-	-	-	30	-	(30)	-
Total assets attributable to operations at December 31, 2015	7,311	3,269	1,170	1,667	676	2,586	16,679
Total liabilities attributable to segment of operation at December 31, 2015	12,117	513	343	6,685	104	(5,494)	14,268

(1)	For a definition of EBITDA, see note (1) to the table in Section 1.5.1.

(2)	Details of adjustments to consolidated – transactions between segments of operation and transactions in multi-channel television in the first quarter (before the shift to control and consolidation with DBS).

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

1.5.3	2014:

	Domestic fixed-line communi-cations	Cellular communi-cations	Internat-ional communi-cations, Internet services and NEP	Multi-channel television	Others		Adjust-ments to consolida-ted(2)	Consoli-dated
Total revenues:
From externals	4,045	3,361	1,419	1,724	209		(1,724)	9,034
From other segments of operation in the corporation	272	58	85	-	17		(411)	21
Total revenues	4,317	3,419	1,504	1,724	226		(2,135)	9,055
Total costs attributable to:
Variable costs attributable to segment of operation(1)	622	1,636	775	602	(472	)(3)
Fixed costs attributable to segment of operation(1)	1,715	1,334	497	849	69
Total costs	2,337	2,970	1,272	1,451	(403)		(1,798)	5,829
Costs that do not constitute revenue in another segment of operation	2,257	2,792	1,121	1,436	(411)		(1,372)	5,823
Costs that constitute revenue in other segments of operation	80	178	151	15	8		(426)	6
Total costs	2,337	2,970	1,272	1,451	(403)		(1,798)	5,829
Profit from ordinary operations attributable to owners of the Company	1,980	449	232	135	629		(199)	3,226
Profit from operating activities attributable to non-controlling interests	-	-	-	138	-		(138)	-
Total assets attributable to operations at December 31, 2014	8,483	3,541	1,217	1,820	703		(451)	15,313
Total liabilities attributable to segment of operation at December 31, 2014	12,369	696	392	6,484	107		(7,176)	12,872

(1)	For a definition of EBITDA, see note (1) to the table in Section 1.5.1.

(2)	Details of adjustments to consolidated – transactions between segments of operation and transactions in multi-channel television.

(3)	Including profit from the sale of Coral-Tell Ltd. shares.

For explanations about the development of the financial information presented in Sections 1.5.1 through 1.5.3, see Section 1 of the Directors Report on the State of the Company’s Affairs (“the Directors Report”).

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

1.5.4	Main results and operational data

Condensed data showing the results of each of the Company’s main segments of operation in 2015 and 2016:

1.5.4.1	Bezeq Fixed Line (the Company’s operations as a domestic carrier)

	2016	2015	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenues (NIS million)	4,383	4,407	1,082	1,089	1,100	1,112	1,088	1,101	1,105	1,113
Operating profit (NIS million)	2,076	2,148	481	519	540	536	427	512	662	547
Depreciation and amortization (NIS million)	717	725	161	188	185	183	185	184	180	176
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	2,793	2,873	642	707	725	719	612	696	842	723
Net profit (NIS million)	1,232	1,324	235	343	326	328	340	256	382	346
Cash flow from current activities (NIS million)	2,064	2,358	482	526	517	539	668	686	456	548
Payments for investments in property, plant & equipment and intangible assets (NIS million)	834	849	205	207	227	195	197	230	191	231
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	132	146	15	22	54	41	33	21	80	12
Free cash flow (NIS million) (2)	1,362	1,655	292	341	344	385	504	477	345	329
Number of active subscriber lines at the end of the period (in thousands)(3)	2,119	2,181	2,119	2,137	2,151	2,167	2,181	2,193	2,204	2,208
Average monthly revenue per line (NIS) (ARPL)(4)	58	60	56	58	58	59	60	60	60	61
Number of outgoing minutes (in millions)	5,009	5,607	1,139	1,297	1,257	1,316	1,379	1,373	1,396	1,459
Number of incoming minutes (in millions)	5,297	5,628	1,252	1,383	1,314	1,348	1,403	1,410	1,386	1,429
Number of active subscriber lines at the end of the period (in thousands) (7)	1,558	1,479	1,558	1,539	1,521	1,503	1,479	1,448	1,418	1,390
Of which the number of active subscriber lines at the end of the period - retail (in thousands) (7)	377	244	377	347	323	290	244	177	78	11
Average monthly revenue per Internet subscriber (NIS) - retail	90	88	90	89	90	91	89	88	88	87
Average bundle speed per Internet subscriber - retail (Mbps)(5)	43.4	37.8	43.2	41.8	40.2	38.9	37.8	36.7	34.9	33.2
Churn rate (6)	10.4%	10.1%	2.4%	2.6%	2.4%	2.9%	2.7%	2.6%	2.4%	2.4%

(1)	EBITDA (Earnings before income taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company’s area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company’s activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.

(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.

(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.

(6)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.

(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

1.5.4.2	Pelephone

	2016	2015	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenue from services (NIS million)	1,818	1,999	439	468	456	455	477	521	502	499
Revenue from sale of terminal equipment (NIS million)	812	891	213	181	202	216	236	208	219	228
Total revenue (NIS million)	2,630	2,890	652	649	658	671	713	729	721	727
Operating profit (NIS million)	32	157	(4)	27	8	1	11	61	53	32
Depreciation and amortization (NIS million)	380	419	89	92	95	104	100	109	106	104
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	412	576	85	119	103	105	111	170	159	136
Net profit (NIS million)	61	151	3	32	13	13	11	55	49	36
Cash flow from current activities (NIS million)	582	730	65	152	180	185	14	163	202	351
Payments for investments in property, plant and equipment and intangible assets (NIS million)	241	426	63	64	63	51	65	90	199	72
Free cash flow (NIS million) (1)	341	304	2	88	117	134	(51)	73	3	279
Number of subscribers at the end of the period (thousands) (2) (5)	2,402	2,651	2,402	2,348	2,260	2,692	2,651	2,569	2,566	2,565
Average monthly revenue per subscriber (NIS) (ARPU) (3)(6)	63	64	62	68	68	57	60	68	65	65
Churn rate (4)	23.7%	25.8%	6.3%	6.1%	6.2%	5.2%	6.7%	6.4%	6.1%	6.5%

(1)	Regarding the definition of EBITDA (earnings before income taxes, depreciation and amortization) and free cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, performed no surfing activity on his phone or has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).

(3)	Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone’s network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.

(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company’s services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

(5)	Regarding the writing off of the CDMA subscribers, see Section 3.4. In Q2 2016 Pelephone wrote off 499,000 CDMA subscribers, as noted in Section 3.4.

(6)	The effect of writing off the CDMA subscribers, as noted in Section 3.4 caused Pelephone’s ARPU to increase by NIS 12 in Q2, Q3 and Q4 2016. The effect of writing off the subscribers on ARPU for 2016 as a whole is NIS 9.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

1.5.4.3	Bezeq International

	2016	2015	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenues (NIS million)	1,548	1,578	392	384	377	395	405	389	391	393
Operating profit (NIS million)	176	240	47	45	47	37	58	59	62	61
Depreciation and amortization (NIS million)	137	132	34	35	35	33	35	33	32	32
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	313	372	81	80	82	70	93	92	94	93
Net profit (NIS million)	125	172	33	33	33	26	42	41	45	44
Cash flow from current activities (NIS million)	269	301	86	65	69	49	96	69	74	62
Payments for investments in property, plant and equipment and intangible assets (NIS million) (2)	119	128	25	24	33	37	21	28	26	53
Free cash flow (NIS million) (1)	150	173	61	41	36	12	75	41	48	9
Churn rate (3)	20.4%	17.3%	5.2%	5.5%	4.5%	5.2%	4.6%	4.4%	4.2%	4.1%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	The item also includes long term investments in assets.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

1.5.4.4	DBS

	2016	2015	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenues (NIS million)	1,745	1,774	438	434	434	439	449	446	439	440
Operating profit (NIS million)	264	250	68	62	77	57	47	74	70	59
Depreciation and amortization (NIS million)	296	322	71	75	74	76	88	78	80	76
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	560	572	139	137	151	133	135	152	150	135
Net profit (loss) (NIS million)	68	(354)	395	(142)	(114)	(71)	(110)	(75)	(166)	(3)
Cash flow from current activities (NIS million)	629	505	207	154	110	158	105	145	106	149
Payments for investments in property, plant and equipment and intangible assets (NIS million)	208	265	41	50	58	59	43	75	82	65
Free cash flow (NIS million) (1)	421	240	166	104	52	99	62	70	24	84
Number of subscribers (at the end of the period, in thousands) (2)	614	635	614	618	623	629	635	637	636	632
Average monthly revenues per subscriber (ARPU) (NIS)(3)	233	233	237	233	231	231	235	233	231	232
Churn rate (4)	15.9%	13.9%	3.6%	4.5%	3.6%	4.2%	3.5%	3.9%	3.1%	3.4%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber - a single household or small business customer. In the case of a business customer with multiple reception points or a large number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer. The number of subscribers was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.

(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers. The average monthly revenue was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

1.6	Forecast regarding the Group

Based on the information which is currently known to Bezeq Group, the forecast for 2017 is as follows:

Net profit for shareholders is expected to be approximately NIS 1.4 billion.

EBITDA8 is expected to be approximately NIS 4 billion.

The Group’s free cash flow9 is expected to be approximately NIS 2 billion.

The Company’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company’s estimates, assumptions and expectations, including that the forecasts do not include the effects, insofar as there are any, of provision for voluntary redundancy of employees and/or the signing of collective labor agreements, the Company exercising its rights in the Sakia property (see Section 2.7.4.1) and the cancellation of structural separation / separation of companies in the Group, including the effects of the merger process with DBS and everything they entail (see Section 1.7.2(. The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group’s ability to carry out its plans in 2017. The forecasts also include the Company’s estimate regarding the positive effects of the early application of IFRS 15 commencing January 1, 2017 in the amount of NIS 120 – 160 million on EBITDA and NIS 60-90 million on net profits (see Note 2.17.2 to the 2016 Financials. Actual results might differ significantly from these estimates, taking note of changes which may occur in the foregoing, in business conditions and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, etc. or insofar as one or more of the risk factors listed in Sections 2.20, 3.19, 4.15, and, 5.19.

1.7	General environment and influence of external factors on the Group’s activities

The communications industry around the world and in Israel is characterized by rapid development and frequent changes in technologies, the business structure of the industry and applicable regulation. Below is a description of the main trends and central characteristics of the communications industry in recent years, which have significantly affected the operations of the Group as a whole.

[8]	For a definition of EBITDA, see note (1) to the table in Section 1.5.4.1.

[9]	For a definition of free cash flow, see note (2) to the table in Section 1.5.4.1.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

Recently, the competition in the communications industry, particularly in cellular telephony, has been fierce (with the entry of the operators HOT Mobile and Golan Telecom), with packages consisting of several services and packages for a fixed price with unlimited use are offered. This stronger competition has brought down prices, increased customer switching, and led to a decline in the use of fixed-line telephony minutes, and higher churn rates, which in turn has affected the Group’s results. Implementation of the wholesale market (see Section 1.7.3) has also intensified competition in the Internet service packages and enhanced implementation of wholesale services may lead to even fiercer competition and customer switching. In the business sector, the competition by competing communications groups is strengthening, which is also expressed in participation and award of tenders. To reduce the impact on performance, the Group companies are introducing streamlining and other measures to improve the services they provide and differentiate themselves from their competitors.

Considering the diversity of the Group’s communication operations, regulatory developments could, in certain cases, have different effects on different areas of operation in the Group, meaning that changes in regulation that adversely affect one area, could potentially have a positive effect on another area. In certain cases, opposing effects on the areas of operation might be offset one against the other at the Group level.

1.7.1	Communications groups in the Israeli market

Recently, the market is characterized by competition among the communications groups operating in several segments10 with the aim of providing a solution for all of the customer’s communications requirements, as set out in the following table and its notes:

Group Activity	Bezeq Group companies	Cellcom (a)	Partner (b)	HOT (c)
Cellular telephony	Pelephone	V	V	V
Fixed-line telephony	Bezeq Bezeq International	V	V	V
Internet services (fixed-line / cellular)	Bezeq Pelephone Bezeq International	V V	V	V
International calls	Bezeq International	V	V	V
Multi-channel television	DBS	V	-	V

1.7.1.1	Cellcom Group - to the best of the Company’s knowledge, Cellcom Group provide cellular telephony services; fixed-line telephony on its own infrastructure, transmission and data communication services for business customers through Cellcom’s own transmission network, ISP services, end-to-end ISP service packages, wholesale service-based Internet infrastructure, international telecommunication services, fixed-line telephony services using VoB technology; an Internet-based television (OTT) service which includes VOD services, several linear channels, and integration of Idan+ channels.

[10]	In this regard, a group is characterized by proximity arising from the identity of shareholders, even though in some of the groups there is corporate, accounting or marketing segregation between the entities belonging to the Group.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

1.7.1.2	Partner Group - to the best of the Company’s knowledge, Partner Group provides cellular telephony services, transmission and data-communications services, ISP services, end-to-end ISP service packages, wholesale service-based Internet infrastructure, and fixed-line telephony services using VoB technology.

1.7.1.3	HOT Group - to the best of the Company’s knowledge, Hot Group owns a nationwide cable infrastructure and provides multi-channel television services, cellular telephony services, fixed-line telephony services, Internet infrastructure, transmission and data communications services, and IPS services. Certain structural separation restrictions were imposed on Hot Group and specific restriction on marketing joint service bundles that include ISP services.

1.7.1.4	Network sharing agreements - for information regarding network sharing agreements between some of the cellular operators, see section 3.6.2.

1.7.1.5	It is noted that competitors that do not belong to the above communications group (such as Golan Telecom, MVNO cellular operators, international operators and ISPs, including service providers in the wholesale market) also operate in the market.

The competition between the communications groups is reflected by increased use of service bundles (including various combinations of several different communication services). Communications groups market or may in future market “joint” service bundles consisting of different communication services of the companies in each group. As a rule, the marketing of the joint bundle enables the communications group to offer its customers more attractive tariffs than purchasing each service separately (in some cases with “cross-subsidization” among the bundle’s components), and a comprehensive solution that does away with the need to be subscribed of several different providers. These trends were reinforced with implementation of a wholesale BSA service (see Section 1.7.3.2), which allows operators that do not own infrastructure and those that are not part of a communications group to offer a full end-to-end service bundle (including infrastructure) to their customers.

Unlike the other groups, at the date of this report, Bezeq Group is subject to the stricter restrictions in marketing joint service bundles.

Provision of comprehensive services that meet a range of needs for the customer has become easier due to the technological unity trend (see Section 2.1.4), regulatory changes, and the transition to regulation through a consolidated business license that was granted to different communications operators, as part of which different communication services that in the past required separate licenses may be provided under the same license.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

1.7.2	Activities of Bezeq Group as a communications group and the structural separation restriction

As of the report date, the Group is subject to a number of regulatory restrictions relating to the formation of joint ventures among the Group companies.

1.7.2.1	Structural separation

A)	Structure separation obligation - the Communications Law grants the minister the authority to order accounting separation between different services provided by the same group/company and to demand separate companies for the provision of different services, including separation between rendering of services to a license holder and services rendered to a subscriber, and provisions regarding implementation of the separation.

The Company’s domestic carrier license stipulates that it must maintain structural separation between itself and its subsidiaries11. This requires, inter alia, management of the companies to be fully segregated.

The structural separation restrictions place the Group in an inferior competitive position, which is worsening over time compared with other communications groups that are not subject to such far-reaching limitations, and compared with the option for the operators to provide end-to-end services to subscribers using wholesale services, mainly BSA. These structural separation restrictions also give rise to high management overheads.

B)	Cancellation of structural separation - on December 22, 2016, the Company received a notice from the Ministry of Communications Director General (dated December 21, 2016) regarding “cancellation of the structural separation in Bezeq Group”. According to the notice, the Ministry is initially promoting cancellation of the corporate separation in Bezeq Group, so as to have the activities of the Company’s subsidiaries under the corporate structure of a single company, but with separation of divisions between the different activities, so that at this stage, the current regulations of the Company’s license regarding structural separation in terms of competition between the different activities will be maintained (subsequent sending the notice, the Ministry of Communications Director General informed the Company that the modification to the license in respect of cancellation of the corporate separation will be accompanied by a hearing). The notice states that the foregoing is subject to the Company’s undertaking to invest in infrastructure by accelerating the deployment of broadband infrastructure (optic fibers) with the intention to launch the service through it at the beginning of 2017, to establish an accelerated deployment plan to 76% of households ending within three years, and to complete the universal deployment that was undertaken by the Company at a time to be determined. In the notice, the Ministry clarified that it also intends to hold a hearing regarding the structural separation cancellation arrangements during 2017 (as of the report publication date, a hearing has not yet been published).

[11]	Pelephone, Bezeq International, DBS and Bezeq Online.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

The Company is reviewing the options for implementation of the cancellation of corporate separation and is promoting a merger between the Company and DBS (subject to compliance with preconditions) as stipulated in Section 1.1.2.

The structural separation cancellation notice deals with cancellation of the corporate separation in the Group, but does not provide a solution for further aspects of structural separation. On May 2, 2012, a policy document concerning expansion of competition in the fixed-line communications segment - wholesale market (“the Policy Document”) (see also Section 1.7.3.1) stipulates, inter alia, with regard to structure separation that -

1.	Within nine months of publication of the shelf offering[12] for the sale of wholesale services, the Minister will order elimination of the structural separation between the infrastructure provider who published the shelf offering and the international call providers and ISPs, changing it to accounting separation (unless the Minister believes that this will materially harm competition or public interest), so that the Company will be able to offer non-divisible plans of its services together with these services (as opposed to plans that can be unbundled, i.e. plans in which each service is offered separately and not part of a bundle, under the same terms as those offered under the plan).

[12]	The policy document sets out a procedure whereby an agreement for wholesale services and prices will be negotiated and as soon as such agreement is signed, the infrastructure owner will publish a shelf offering for the sale of the services based on the agreement.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

2.	Unbundling of the broadcasts included in the joint bundles will be reviewed and structural separation between the infrastructure providers and multi-channel TV sector will be eliminated by granting suppliers without nation-wide fixed-line infrastructure a reasonable possibility to provide a basic internet-based TV service package.

3.	The Minister will consider an easing or cancellation of the structural separation between an infrastructure provider and a cellular operator who has an interest in the said provider, taking note of the development of the wholesale market and competition based on joint service bundles.

In the Company’s opinion, the policy document conditions for cancellation of structural separation (and not only corporate separation) were met, inter alia, following the launch on February 17, 2015 of a broadband wholesale market, in which various service providers operate providing end-to-end broadband services on the Company’s infrastructure and in view of the fact that there is fierce competition in the cellular service segment and there are companies providing television services over the Internet.

1.7.2.2	Marketing of joint service bundles with a subsidiary for easing of the structural separation restriction

The Company was permitted to offer subscribers joint service bundles with its subsidiaries, subject to approvals by the Ministry of Communications and several terms laid down in the Domestic Carrier license, including:

●	The bundles must be unbundleable, meaning that a service included in them will be offered separately and on the same terms.

●	At the time of submitting a request for approval of a bundle, there is a group of services in similar format being marketed to a subscriber as a package by a license-holder who is not a subsidiary of the Company, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service bundle.

●	Joint service bundles marketed by the subsidiaries including the services of the Company, are also subject, according to their licenses, to similar limitations, including a requirement for unbundling (except for a bundle marketed by a subsidiary that contains only the Company’s Internet infrastructure service).

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

These limitations, and in particular the unbundling obligation, which severely limits the Group’s ability to offer discounts on the components of the bundle, puts the Group in a competitively inferior position as compared to the competing communication groups which are not subject to similar limitation in marketing joint bundles (other than a limitation on marketing a joint bundle of HOT-Net and other HOT Group companies, as noted in Section 1.7.1). The Company’s limitation is more significantly manifested with implementation of the wholesale BSA services and the option for ISPs to provide end-to-end services to customers at reduced prices compared with the unbundleable bundles that the Company can market. Concerning limitations on collaboration with DBS for the sale of joint service bundles under DBS’s licenses, also see Section 5.15.9.

With respect to the terms of the agreement for bundles marketed by the Company, of internet infrastructure services together with ISP services, on January 1, 2017, the Ministry of Communications notified the Company that it must make changes to the current bundle sale format and, inter alia, cancel the section in the agreement prohibiting ISPs from making commercial use of the customer data that the Company has collected and transferred to them, otherwise the approval granted to the Company to a market joint service bundle as set out in the agreement will be canceled. It is noted that the Ministry of Communications’ notice was provided against the background of complaints submitted by Cellcom and Partner to the Ministry and the Antitrust Authority on the matter, and later they also filed an action by way of an opening motion for declarative relief, inter alia, in this matter (see Section 2.18(G)). On March 27, 2017, the Ministry of Communications notified the Company that it would not approve the Company’s request to market a joint service bundle with DBS, given that the Ministry will, in the near future, be completing several regulatory measures that will allow a more complete implementation of the wholesale market reform, including the regulation of telephony resell, new regulations relating to the Company’s retail tariffs, regulation of a mechanism to reduce profit margins and regulation of the conditions for marketing reverse bundles. According to the Ministry’s notice, it is therefore willing to review requests of this kind for joint service bundles which include a bundle, telephony and TV, in at least six months’ time, after it has examined the effect of the aforementioned measures on the market and is certain that the Company satisfies the regulatory requirements. In its notice, the Ministry reiterated its intention to review, subject to a hearing, the cancellation of the structural separation obligation in Bezeq Group and to examine regulations that will replace the existing structural separation regime, in a manner that could affect the marketing of joint service bundles.

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Chapter A (Description of Company Operations) of the Periodic Report for 2016

1.7.2.3	Further limitations on cooperative ventures and preferences between the Group companies

There are other limitations on cooperative ventures between the Company and Group companies, both under antitrust laws and conditions laid down by the Antitrust Commissioner in approvals of mergers between the Company and Group companies, which prohibit discrimination in favor of Group companies when providing certain services (see Section 2.16.7), and by power of the orders of the Company’s license, which oblige it to provide its services equally to all. For further restrictions also see section 5.15.9.

Lifting of the restrictions on structural separation and waiving the limitations applicable to cooperative ventures between the Group companies as set out above, if lifted, may form various opportunities for the Group to utilize synergies or the facilitate utilization of such synergies.

1.7.3	Regulatory oversight and changes in the regulatory environment - wholesale market

Recently a wholesale market model has started being implemented in Israel, as part of which the obligation to sell wholesale services to other communications operators was imposed on owners of a country-wide fixed-line access infrastructure (the Company and HOT).

The regulatory provisions regarding the wholesale market, as well as its implementation and development in the Report Period, affect a material part of the Group’s activities.

1.7.3.1	Policy document

The wholesale services were established pursuant to the policy document in which the Minister of Communications adopted the main recommendations of the committee appointed to review and revise the structure of Bezeq’s tariffs and to set wholesale service tariffs in the communications segment (Hayek Committee).13 The policy document states, inter alia, that owners of country-wide fixed-line access infrastructures who provide retail services, including the Company, will be obligated to sell wholesale services to holders of telecommunication licenses on a non-discriminatory basis and with no discounts for size. The document also stipulates the terms for cancellation of the structural separation (see Section 1.7.2.1B)) and that within six months of publication of the Shelf Offering for the sale of wholesale services by the infrastructure owners, the Minister will take action to change to a method of oversight of the Company’s prices by the setting of a maximum price and within nine months, the Ministry of Communications will formulate regulations aimed at increasing the investment in and upgrading fixed-line communications infrastructure in Israel.

[13]	The policy document was attached to the Company’s immediate report dated May 2, 2014 (Reference No. 2012-01-115083).

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Further to the policy document, the Ministry of Communications established service portfolios setting out the format for provisions of the services by the infrastructure owners. The maximum tariffs that the Company is permitted to charge for these services were determined by the Minister of Communications with the agreement of the Minister of Finance in the Communications (Telecommunications and Broadcasts) (Use of a Domestic Carrier’s Public Network) Regulations, 2014 (“the Use Regulations”). As of the Report Date, no tariffs for HOT’s wholesale services have been set.

1.7.3.2	BSA services

The Company started providing the service on February 17, 2015. This service allows service providers that do not own infrastructure to offer their customers full end-to-end internet services, including internet connectivity services and infrastructure services of the Company. Since launching of the service, hundreds of thousands of customers have switches to receiving services through these service providers. In this regards, see Sections 1.5.4.1 and 2.1.3.

In the initial period of provision of the service, the Ministry conducted an oversight proceeding at the Company, which led to imposition of NIS 8.5 million in fines. The Company paid the amount of the fines and submitted a petition with the court against this proceeding. Moreover, disputes erupted between the Company and the service providers regarding implementation of the service portfolio. These disputes concerned the recruitment and movement of customers, the payments owing to the Company for the service, and the use of routers leased by the Company to its customers.

The Ministry held hearings on various issues related to implementation of this service. Some of the hearings were initiated by the Ministry for implementation of its policy, some stemmed from the above disputes regarding implementation of the service and others derived from the Company’s petition to the HJC prior to launching provision of the service (see the following Section 1.7.3.5). The results of the hearings may affect, inter alia, the service tariffs and the Company’s competitive position of the Company in the market.

The main hearings on the matter dealt with, inter alia: Mechanisms for reviewing and revising the forecast for demand for the purpose of updating the wholesale market tariffs (in which a decision was made regarding reduction of the tariffs of the BSA service component), revising the service level (SLA) requirements, the procedure for movement of customers between operators, etc.

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Moreover, on November 17, 2014, a hearing was published on the subject of determining the format for reviewing a margin squeeze14 by the fixed-line broadband network owners: According to the hearing, the infrastructure owners will be required to send any marketing proposal for review of the Ministry of Communications and the Ministry will notify the infrastructure owner within 14 days whether it prohibits marketing of the package due to fears of margin squeeze. This review mechanism and the resulting restriction on prices for retail services, if and insofar it is applied, may affect the Company’s ability to put forward marketing offers for its wholesale services from the time to market aspect and the prices that it can offer. As of the Report Date, no decision has been made on the hearing.

1.7.3.3	Wholesale service use of physical infrastructures

A)	The service portfolio entered into entered into force on July 31, 2015 and accordingly, the Company allows suppliers without infrastructure to use its physical available-for-transfer communication cable infrastructure and the available dark fibers out of the Company’s available optic cables, while in order to connect to the service provider’s infrastructure to the Company’s infrastructure, the service provider must set up a passive infrastructure near the Company’s passive infrastructure facility.

In a letter dated July 6, 2016, the Ministry of Communications announced its decision that the infrastructure works will be performed by the Company or several companies whose services the Company uses in exceptional cases in coordination with it, as opposed to a situation in which the service providers without infrastructure that use the Company’s infrastructure perform the works. In this regard, it is noted that the in another letter, it was clarified that these provisions will also apply regarding use of the Company’s infrastructure by infrastructure owners - see Section 1.7.3.4.

[14]	A situation in which the infrastructure owners lower their retail prices and “squeeze” the margin between their retail prices and wholesale price for the infrastructure inputs that are purchased by the service providers to a level that erodes the profit of the service providers, making their continued operation uneconomical.

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B)	Due to a dispute between the Company and another communication provider regarding the option of using the physical infrastructure as part of this service for cellular requirements, the Ministry of Communications clarified its position that provision of the service is not conditional to the manner of use by the service provider and in fact rejected the Company’s position that the wholesale market services are designated exclusively for the fixed-line market. The Company provides the service accordingly. In this regard, see also the description of a claim by Cellcom and Partner in Section 2.18G.

1.7.3.4	Use of the Company’s physical infrastructure by infrastructure owners

In the amendment to the Communications Law, as applied in the Economic Arrangements Law, the obligation of a licensed domestic carrier to allow other licensed domestic carriers (which are not necessarily license holders without infrastructure) access to its passive infrastructure (excluding the passive infrastructure of a licensed domestic carrier owned by IEC and which it requires, for the purpose of its operations as the holder of a critical service provider license) for performance of any telecommunications operation and provision of any telecommunications service under its license. This means allowing IBC to use the Company’s passive infrastructure and as from October 1, 2017 also HOT Telecom, at tariffs to be set by the Minister of Communications with the agreement of the Minister of Finance by April 1, 2018, whereas until these tariffs are set, the tariffs set in the Use Regulations will apply. Once these tariffs have been set, settling of accounts will be done between the Company and HOT Telecom only.

For further amendments included in the Arrangements Law regarding broadcasts, see Section 5.1.1.3 and regarding exemption of a permit, see Section 2.16.4.

1.7.3.5	Wholesale telephony service

The policy document states that the Company will be able to provide a wholesale telephony service to its subsidiaries that are not supplied over a broadband network, provided that these services are also available to everyone without discrimination. The Ministry of Communications’ decision document regarding the list of wholesale services dated January 15, 2014 includes a telephony service, however, the BSA service portfolio (dated November 17, 2014) includes for the first a wholesale telephony service time in the format set out in it and states that this service will be provided as from May 17, 2015 and stipulates significantly lower tariffs for it than for the Company’s telephony services.

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On December 29, 2014, the Company petitioned the HCJ claiming, inter alia, a lack of jurisdiction and inapplicability of the wholesale telephony service in the format included in the BSA service portfolio. In response, the Ministry of Communications argued that there is technological applicability for the service portfolio format, in accordance with the solutions offered after the Company filed its petition. These solutions were rejected by experts on the Company’s behalf as impossible to implement.

At the same time, on December 10, 2015, the Ministry of Communications announced a hearing regarding provision of a telephony service in a different format to the wholesale format, which is described in the hearing - resale on the Company’s network. The resale service allows a domestic carrier with a unified license to purchase telephony services from the Company, to allow outgoing and incoming calls and provision of accompanying and added value services by the Company (as opposed to the wholesale service in which the call also passes through the license holder’s switch), as a temporary interim solution for a limited period of a year from adoption of the decision at the hearing, after which the Company will provide a wholesale telephony service15 In reference to the possibility of returning to the wholesale telephony service portfolio, the Company stressed that the format in the service file cannot be applied (automatically), since it is impossible to implement, unjust and contradicts the global trend. The only way that enables the Company to provide the service in the service portfolio format entails switch replacement and compelling the Company to perform a complex, disproportionate, and seemingly unauthorized procedure cannot be justified. The tariffs for the telephony service (in the resale format), which derive from the retail price of the Company’s tracks and reflect a decrease of 40% compared to the Company’s tariffs, were presented in the hearing. In this regard, the Company clarified that the standard discount rate worldwide is 10% to 20% maximum. As of the report date, no decision or new hearing has been published by the Ministry of Communications.

Due to the Ministry’s notice regarding publication of the foregoing hearing, on October 11, 2015 the HCJ dismissed the Company’s petition insofar as it relates to wholesale telephony services. With regard to further issues related to the prices of the wholesale services which were included in the same petition, see this section above.

[15]	The full document was attached to the Company’s immediate report of December 12, 2015, Reference No. 2015-01-178008, which is included in this report by way of reference. The document also includes further circumstances in which the service will be canceled and the Company will be required to provide a wholesale telephony service.

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The Company estimates that implementation of the wholesale telephony service may adversely affect the Company and its results. However, as of the Report Date, there is uncertainty as to the date of implementation of the service and its characteristics. Therefore, at this stage the Company is unable to estimate how it will affect implementation of the Company’s wholesale telephony service.

1.7.4	Additional regulatory aspects relevant to the entire Group or several Group companies

1.7.4.1	Change in interconnect tariffs

The Group’s telecom companies (Bezeq, Pelephone and Bezeq International) pay interconnect fees to other carriers for calls that are terminated on the networks of those carriers, and some of them (Bezeq and Pelephone), receive interconnect fees for calls that are terminated on their networks and from international communications operators for outgoing calls on their networks.

The interconnect fees are determined by the regulator as the maximum tariffs in the interconnection regulations. The changes in the interconnect tariffs have an offsetting effect at the Group’s level, in view of their effect on the expenses or revenue of the Company and its subsidiaries.

1.7.4.2	Restriction of the exit penalty a license-holder can collect from a subscriber

Under the provisions of the Communications Law (most of which are from 2011), Holders of domestic carrier licenses, ITS licenses and broadcasting licenses (including the Company, Bezeq International, DBS and B.I.P) - may not collect disconnection fees from subscribers who cancel agreements if their average monthly bill is less than NIS 5,000, or deny them a benefit that they would have received had they not ended the agreement16. Cellular operators (including Pelephone) - may not collect disconnect fees from customers who hold up to 100 phone lines or condition a contract for cellular services on an agreement to purchase, rent or lease terminal equipment (“unlocking”). As a rule, these restrictions make customer retention difficult for the communications operators that are subject to them.

[16]	With regard to the operators’ claims in the hearing conducted by the Ministry of Communications in respect of this provision, that the discounts or benefits, which are prescribed in the conditions that the subscribers are required to comply with, do not violate the provisions, the Ministry decided that in any case it will examine whether the conditions are real and relevant also when the subscriber remains as the operators’ subscriber.

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1.7.4.3	Non-discrimination in the offering of benefits and special tariffs

Due to the different positions expressed by the Ministry of Communications in the past, communications companies may be restricted under certain circumstances in the ability to offer benefits and special tariffs to their new customers or to prevent a subscriber from switching to plans marketed to new customers. The Ministry of Communications announced its intention to hold a hearing regarding revision of the provisions of the licenses regarding price discrimination between subscribers with the trend standardizing the licenses in a manner that is also consistent with the changes and developments in the market.

1.7.4.4	Amendments of licenses and additional legislation

A)	Hearing about call center waiting times

On August 18, 2014, the Ministry of Communications published hearings for communication license holders on the subject of regulating the response of the telephone service and support call centers, including the definition of the obligations of human responses, a series of other provisions, and a memorandum to amend the Communications Law, which prescribes compensation without the need to prove loss if the response time is longer than that prescribed, and compensation for overcharge. Responses to the hearing opposing the arrangements proposed were submitted. As of the Report Date, there have been no developments on the subject. If the proposed arrangement is approved in the format prescribed in the hearings, an increase in the operation costs of the call centers of the Group’s companies is possible.

B)	Amendment of licenses to ensure operational continuity of communication companies in emergencies.

On March 1, 2015, the licenses of communications operators were amended, including the licenses of Bezeq, Pelephone and B.P.I. In accordance with the amendment, the license holders must comply with minimum requirements to ensure operational continuity (a business continuity plan and network disaster recovery plan) in emergencies.

On November 1, 2016, the Ministry of Communications published a hearing for further amendments to the licenses, including provisions concerning the installation of supporting infrastructure on core sites. The Company submitted its comments to the hearing.

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1.7.4.5	Consumer legislation

Changes in consumer legislation affect the operations of the Group’s companies on a regular basis. Various amendments have been made in recent years to the Consumer Protection Law and regulations, inter alia, concerning the cancellation of transactions even after service has begun, disconnection from on-going services, the need for the customer to give express consent to continue transactions after the end of the specified period and sending of messages, provisions concerning a refund of charges collected from the subscribers which are not in accordance with the communication agreement plus fixed handing charges prescribed in the Law, restriction on debt collection procedures, maximum waiting time for a human response, and extension of the visiting times of technicians at the subscribers’ homes. Various bills have also been tabled in the Knesset introducing further amendments to the Consumer Protection Law which may, inter alia, affect the terms of the agreement and the conduct of the Group’s companies towards their subscribers.

1.7.4.6	Enforcement and financial sanctions

Over the last few years, the Communications Law, the Antitrust Law, the Securities Law and the Consumer Protection Law were amended, giving the regulators powers of enforcement, supervision and imposition of graded fines for violation of these laws or regulations and their provisions. Likewise, the Law to Increase the Enforcement of Labor Laws was legislated. This legislation affects the way in which the Group’s companies manage their affairs, in part with respect to concern for imposition of sanctions, their ability to protect themselves, etc.

The Ministry of Communications recently makes wide use of its authority to supervise and provide notices of its intention to impose fines on the Company for ongoing regulatory matters and issues related to implementation of the wholesale market. The Company sent the Ministry its response to the supervision documents and notices regarding such imposition of fines. In some cases, the Ministry rejected the Company’s position and imposed fines. For fines regarding implementation of the wholesale market, see Section 1.7.3.2.

1.7.4.7	Market Concentration Law

The Market Concentration Law was published in December 2013. The following is a summary of the main provisions of the law relevant to the Company:

A)	Restriction on the control of companies in a pyramid structure

The law prohibits a tier company (public traded or bond issuing companies that are a reporting entity), which is a second tier company (a tier company whose controlling shareholder is not a tier company), from controlling another tier company. In relation to existing companies, transition provisions were prescribed whereby a second tier company may continue to control another tier company in which it held control when the law was published, for a period of six years from the publication of the law (until December 10, 2019). Mechanisms were also prescribed allowing certain arrangements to be made to purchase shares and make early redemption of debentures offered to the public, in order to comply with the provisions of the law.

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For the purpose of the law, the Company is considered a third tier company, and accordingly, if by December 10, 2019, B Communications remains a tier company, it will not be allowed to control the Company from that date.

B)	Special provisions concerning directors in a third tier company during the transition period

Under the law, special provisions currently apply to the Company as a third tier company concerning the composition and appointment of Board of Directors. These provisions include a majority of the Board members must be independent directors, the external directors will be appointed by a majority of Company’s minority shareholders (who are not its controlling shareholders) and they will number half of the Board members less one, unless stipulated otherwise in statutorily authorized regulations.

According to the Regulations to Promote Competition and Reduce Concentration (Relief with Regard to the Number of External Directors), 2014, since as of the report publication date, one director who was appointed according to the proposal of the workers’ union serves in the Company, the number of external directors required under the Market Concentration Law who meet the provisions of the law will be reduced, provided that the external directors account for at least one third of the Board members. The Company complies with the terms of the Market Concentration Law and its regulations in this matter.

C)	Restrictions on providing credit to business groups

Powers were granted to the Minister of Finance and the Governor of the Bank of Israel to promulgate regulations and provisions limiting the cumulative credit that financial institutions in Israel may give to a corporation or business group (a group of companies under joint control and their controlling shareholder).

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D)	Market concentration considerations in the allocation of rights - restrictions on the allocation of rights in critical infrastructures to a highly concentrated entity

The law prescribes a special, restrictive procedure that the regulator must apply prior to the allocation of rights (such as a license, franchise, contractual agreement with the state to operate a critical infrastructure and in certain circumstances also to extend existing licenses) in those areas that are defined as a “critical infrastructure” to entities that are defined as a “highly concentrated entity”. In this regard, a list of areas was defined that will be deemed “areas of critical infrastructure”, including operations for which certain communications licenses are required (domestic carriers, excluding a specialist domestic carrier (such as VoB operators and cellular operators), broadcasting licenses, and other areas. The Company, the companies that it controls and that are controlled by its controlling shareholder are included in the list published by the Antitrust Authority and are considered highly concentrated entities. The procedure prescribed in the law in relation to the allocation of a right to a highly concentrated entity will also apply to approval given for transferring the means of control in state-owned companies or companies that were previously government companies (the Company included) at the rates defined in the law, to a highly concentrated entity.

The provisions of this chapter entered into force in December 2014, although with respect to extending the validity of existing licenses, the provisions will apply from December 2017.

The law may adversely affect the Group’s ability to enter new areas of activity as well as its current operations.

1.7.5	Restrictions on creating charges on the assets of Group companies

For convenience, below are referrals to sections in the 2016 Periodic Report that relate to the restrictions applicable to Group companies in placing charges on their assets, and the main restrictions:

1.7.5.1	Regulatory restrictions – the Communication Law, the Communication Order (which applies to the Company), and some of the communications licenses of Group companies, contain restrictions on granting of rights to a third party on assets used to provide the critical service or on the assets of the license17, as the case may be, including the need to obtain regulatory approval to create charges on these assets. In some cases, such as Pelephone’s cellular operator’s license, and Bezeq International’s unified license, there are exceptions permitting the creation of charges in favor of banks without the need for the regulator’s advanced approval, provided that the charge agreement includes instructions to ensure that the services rendered under the license will not be affected if the bank exercises the charge. In addition, under the provisions of the law and the communications licenses, the license and the resulting rights are not transferable and they cannot be pledged or confiscated (with certain exceptions). See also Sections 2.16.3.7, 3.14.2.1 and 5.15.8.

[17]	The assets required to secure the provision of service by the license holder.

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1.7.5.2	Contractual restrictions - the Company has made undertakings to certain financing entities not to pledge its assets without simultaneously creating a charge of the same class, rank and amount (negative charge) in favor of those financing entities, subject to specific exceptions. See also Note 12 of the 2016 Financial Statements. DBS created a floating charge on all its assets and a fixed charge on certain assets, whose conditions include, inter alia, restrictions on the creation of additional charges without obtaining the consent of the holder of the charge.

1.7.6	Approvals and restrictions as part of the 2010 acquisition of control

Under the transaction to acquire the control of the Company by B Communications, which was completed in April 2010, several approvals were granted to the Company, as follows.

1.7.6.1	Ministry of Communications approval for the transaction. The approvals were made contingent to certain conditions, namely: a determination that transactions between the Eurocom Group[18] and Pelephone would be considered an exceptional transaction under Section 270(4) of the Companies Law, and in addition to the approval procedure at Pelephone, an approval procedure in the Company would be required (a similar provision was prescribed concerning the purchase of satellite end equipment by DBS from the Eurocom Group); the Eurocom Group would not transfer to Pelephone any information relating to the provision of products and services to its competitors; an employee of Eurocom Cellular Communications Ltd., would not serve as a director in Pelephone and vice versa.

[18]	For this matter, Eurocom Group means all the companies controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., excluding the Company, Pelephone, Bezeq International and B.E.P Communications Solutions LP, as well as employees of Bezeq and the above companies who are not employees in other companies in the Group.

[19]	For this matter, Eurocom Group means all the companies controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., as well as any person related to those companies and excluding the Company and companies in which the Company holds more than 50% of the shares.

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1.7.6.2	Approval of the transaction by the Antitrust Commissioner. The approvals were made contingent to certain conditions, namely: prohibiting the Eurocom Group[19] from being involved in the establishment of commercial terms which a cellular company that acquires terminal equipment from Eurocom Cellular Communications Ltd. intends to offer to the consumer in Israel, except for the participation in the financing of sales of the cellular company.

1.7.6.3	Approval of the Prime Minister and the Minister of Communications in accordance with the provisions the Communications Law and the Communications Order, including approval for B Communications Group companies and its controlling shareholders to control the Company (“the Control Permit”). The Control Permit is contingent, inter alia, to the percentage of B Communications’ holding in the Company not falling below 30% (“the Minimum Percentage”), subject to a number of exceptions stated in the Communications Order.

On February 1, 2016, B Communications delivered a notice to the Company stating that according to the provisions of the law and the Control Permit, B Communications is entitled to fall below the minimum rate, subject to certain terms set out in the Communications Order, provided that B Communications Group continues to control the Company and its rate of holding in it does not fall below 25%. With regard to the sale of part of B Communications shares subsequent to such notice, see Section 1.3.

1.7.7	For a description of other regulatory developments in the Report Period and the main restrictions applicable to the Group’s areas of operation, see Sections 2.1.6, 3.14, 4.11 and 5.15.

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2.	Bezeq – Domestic Fixed-Line Communications

2.1	General Information on the Operating Segment

2.1.1	Operating segment and changes occurring in it

The Company holds a general license to provide domestic fixed-line communication services and provides a range of such services as described in Section 2.2, mainly: domestic fixed-line telephony (fixed-line telephony), Internet access infrastructure services, transmission and data communication services, and wholesale services (with regard to the wholesale services, see Section 1.7.3).

2.1.2	Legislative restrictions, standards and special constraints

2.1.2.1	Communications laws and the Company’s Domestic Carrier License

The Company’s operations are subject to government regulations and extensive oversight, stemming from its position as a general license holder under the Communications Law, which are subject to the provisions of that Law, its regulations, orders and rules, and the provisions of the Domestic Carrier License, and other laws. In this respect and for the restrictions on the Company’s activity, inter alia, in respect of price setting, structural separation, permits for new services and service bundles, see Sections 1.7.2 and 2.16. For details about the regulations in the wholesale market, see Section 1.7.3.

In addition, the Company was declared a provider of critical telecommunication services under the Communications Order. Pursuant to that declaration, the Company is obliged to provide a number of basic services under the Domestic Carrier License, and may not terminate or narrow them without approval. The order also stipulates restrictions on the transfer and acquisition of means of control in the Company, and certain restrictions on the activities of the Company. For details, see Section 2.16.1.3.

2.1.2.2	Antitrust laws

The Company was declared a monopoly in its main areas of activity, and is also subject to oversight and restrictions under the Antitrust Law (see Section 2.16.7).

2.1.2.3	Environmental laws and planning and construction laws

Some of the activities of the Company involve the use of wireless frequencies and facilities that emit electromagnetic radiation, which are subject to the Telegraph Ordinance (see Section 2.16.8), the Non-Ionizing Radiation Law (see Section 2.15.2), and to NOP 36 and NOP 56 (see Section 2.16.9).

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2.1.3	Changes in the scope of operation in the segment and its profitability, market developments and customer characteristics

For key data about the scope of operation in domestic fixed-line communications and its profitability in 2015 and 2016, see Section 1.5.4.1. The following is a description of the main changes in the scope of operation in the segment in the Report Period:20]

2.1.3.1	Wholesale market - At the beginning of 2015, the Company started providing wholesale services to service providers, whereas as of the end of 2016, the number of wholesale internet lines on the Company’s network was 377,000, which constitutes approximately 24% of the all the Company’s subscribers. In this regard, it is noted that these lines also includes lines that were not originally on the Company’s network (new or from a competitor’s network). The Company estimates that 17% of the fixed-line internet subscribers in Israel are part of the wholesale BSA services. Regarding hearings on the subject of provision of wholesale telephony services and wholesale services using passive infrastructure, see Section 1.7.3.

2.1.3.2	Fixed-line telephony - In recent years this segment has been characterized by a decline in demand, which is reflected in the decrease in the rate of ownership of fixed telephone lines and in a gradual erosion of the number of calls originating in fixed-line networks. The Company believes that this trend stems primarily from the rise in the number of cellular subscribers in view of the comprehensive call-minute packages the cellular companies market extensively in recent years and the decrease in prices in the segment (the Company estimates that 80% of all calls originate in the cellular network), and from an increase in VoIP calls (see Section 2.1.4). In 2016, the number of Company lines declined by about 3% (compared with a decline of 1% in the number of lines in 2015). Likewise, the number of call minutes (incoming and outgoing) declined by 8% on the Company’s fixed telephone lines compared with 2015. The average monthly revenue per phone line decreased by approximately 4%.

2.1.3.3	Internet access - in the Internet segment, a growth has been recorded in recent years in terms of number of subscribers. Moreover, the Internet segment is characterized by a rise in surfing speeds and the adoption of advanced services and value-added applications. In 2016, there was a 4% increase in the number of fixed-line internet subscribers in Israel. In 2016, against the backdrop of introduction and expansion of the wholesale internet services, the number of internet subscribers (retail and wholesale) in the Company increase by 5% compared with 2015. Average monthly revenue per internet subscriber (retail) rose by 2% compared with 2015.

[20]	For detailed data and definitions of subscriber and average income, see the notes to the table in Section 1.5.4.1.

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Graph - Internet subscribers - wholesale market since launching of the service in the first quarter of 2015 (quarterly, in thousands):

Graph - distribution of internet lines on Bezeq infrastructure (quarterly, in thousands):

2.1.3.4	Transmission and data-communication services

The transmission and data communications segment for business customers and communications providers is characterized by a rapid increase in the customers’ broadband consumption, but in general by lower prices per given volume of traffic. This stems both from development of the technology allowing greater bandwidth at lower prices than in the past, and from competition in this area (see Section 2.6.4). There is also a decline in use of the Company’s transmission and data communication services by communications providers, in part as a result of the trend of entry of communications groups. This trend is expected to increase due to the use of physical infrastructure (as part of the wholesale services provided by the Company) also for cellular requirements. In this regard, see Section 1.7.3.3.

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2.1.3.5	Use of physical infrastructure - with regard to this wholesale service and granting the option to use of the Company’s passive infrastructure to competitors infrastructure owners, see Section 1.7.3.

2.1.3.6	Service bundles

On the increase in consumption of service bundles and large-scale bundles, see Section 1.7.1 and regarding the Company’s joint service bundles, see Section 1.7.2.

2.1.4	Technological developments that may have a significant effect on the operating segment

2.1.4.1	In recent years, a trend has established in the telecommunications market with the transition to technologies based on IP protocol, which promotes technology convergence between the different communication systems (for example, telephony and data). Moreover, the penetration of integrated products that enable various communication solutions in a single device (for example, cellular and Wi-Fi services) has increased. These two, together with the growth in availability of IP-based technologies and the continuing increase in bandwidth consumption provide customers, including business customers, a broader range of applications and services on IP-based infrastructures, such as telephony services, including private exchange services, video transfer services, television, network services with enterprise applications on the internet infrastructure (ERP, CRM, etc.), and cloud services. These developments are leading to increased demand for bandwidth by the Company’s internet infrastructure, transmission and data communication services. For the deployment of fiber-optic cables and G.fast technology that allows ultra high-speed surfing, see Section 2.7.2.

These developments are one of the factors that have led to the decline in the consumption of the Group’s traditional fixed-line telephony services (in respect of the competition in telephony by providing services over the Company’s Voice over Broadband (VoB) infrastructure, see Section 2.6.2). The capacity of cellular networks increased due to the rise in popularity of 4G services. This increase along with technological improvements, including implementation of LTE networks, allow cellular operators to compete with the Company’s telephony and internet services, and to market larger bandwidths to their customers at lower prices. Also in the past year, the trend of growing numbers of cellular internet users has continued (see Section 2.6.3). As of the date of the report, the Company estimates the increase in the number of customers using cellular internet network has not materially affected the volume of its internet operations. Nevertheless, the potential growth of the cellular networks at the expense of the Company’s market share is real. The Company estimates that the transition of cellular companies to 4G in 2015 still does not materially change the balance of interchangeability of cellular services compared with fixed services in the internet segment.

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2.1.4.2	The Company also deals in the development and provision of wireless technology-based services for IOT (Internet of things) solutions for homes, cities and smart facilities, see Section 2.2.5.9.

2.1.4.3	With respect to establishment of a competing fixed-line network on the Company’s infrastructure, on the electricity grid, see Section 2.6.5.

2.1.4.4	Technological developments and falling prices of the equipment could enable other operators to provide services similar to those provided by the Company at much lower costs.

2.1.5	Critical success factors and changes in the operating segment.

2.1.5.1	The ability to offer reliable communications systems at a competitive price based on a cost structure suited to the frequent changes in the Company’s business environment.

2.1.5.2	Regulatory decisions and the ability to cope with them.

2.1.5.3	The ability to maintain innovation and technological leadership and translate them into advanced and reliable applications of value for the customer at short response times, and marketing primacy.

2.1.5.4	Preservation of brand values and their adaptation to the conditions of the changing competitive environment, including the wholesale market.

2.1.5.5	Effectiveness of the sales and services groups.

2.1.5.6	Managing an intelligent price policy, subject to regulatory restrictions, including restrictions and changes following implementation of the wholesale market.

2.1.6	Main entry and exit barriers of the operating segment, and changes occurring in them

Operating in the domestic fixed-line communications segment requires receipt of the appropriate Domestic Carrier licenses.

Traditionally, the main entry barrier to this segment stemmed from the need for heavy investment in technological infrastructure and in surrounding systems until obtaining economies of scale, and from high costs involving the establishment of marketing, sales, collection and customer support systems and the building of a brand. Over the years, these traditional barriers to the Company’s operating segment have lessened considerably as a result of the following factors: technological improvements, lower infrastructure and equipment prices, easing of regulation granted to new competitors, the mandatory obligation to allow the use of the Company’s (and HOT’s) infrastructures and services, including in the wholesale market, and the use of VoB-based technology, which enables telephony services to be provided on a broadband infrastructure of another operator without the need for an independent fixed-line telephony infrastructure.

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The main exit barriers stem from the commitment of the Company laid down in its license to provide its services universally (to the entire public in Israel), its subordination to the provisions of the Communications Order, the regulations accompanying the Communications Law, and the provisions by power of Section 13A of the Communications Law relating to emergency operation, its commitment to those of its employees who are employed under collective agreements, long-term agreements with communications operators, the large investments requiring time before seeing a return, and the commitment to the repayment of long-term loans taken to finance the investments. Some of these exit barriers are unique to the Company and not relevant to other operators in the segment.

2.1.7	Substitutes for and changes in the products in the segment.

Cellular communications services are a substitute product for the Company’s services, in both telephony and internet (see Sections 2.6.2 and 2.6.3).

IP technology such as VoB (see Section 2.6.2) is also a substitute for the Company’s services. In internet services, transmission and data communications, technological developments (e.g., 4G in cellular, fiber-optic based infrastructure, including over the electricity grid and advanced cable internet protocols) enable the provision of new services at high speeds and competitive prices.

2.1.8	Competition structure and changes occurring in it

Domestic fixed-line telephony is regulated and overseen by the Ministry of Communications, inter alia by granting licenses to entities operating in the segment.

Fixed-line telephony is characterized by a lively competitive dynamic. The Company’s competitors are HOT Telecom and VoB service providers which have been operating under license for several years with no obligation to provide universal services, and without their own independent access infrastructure. Some of them compete with the Company as part of telecommunications groups (see Section 1.7.1), and the Company believes that the cellular companies are also its competitors in the telephony segment (see Section 2.6.2.2). The Company estimates that if a decision is made to implement the hearing regarding the wholesale telephony in the resale format, service providers with a unified license that are permitted to provide domestic fixed-line services without any infrastructure to BSA service subscribers will compete with the Company.

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The internet segment is characterized by high rates of penetration, which are attributed to the deployment of a national access infrastructure. The Company’s main competitor in this segment is HOT. Upon implementation of a wholesale market, ISPs compete with the Company in providing service packages, including broadband internet access infrastructure using the Company’s infrastructures, at wholesale prices. The Company is also exposed to competition from the cellular companies (see Section 2.1.4).

In the wholesale service segment, HOT competes with the Company as an infrastructure owner compelled to provide wholesale services (although as of the Report Period, the services have not yet been provided by HOT).

In the transmission and data-communications segment, the Company competes mainly with HOT Telecom, Cellcom and Partner, which operate as communications groups and provide a full communications solution to customers. These companies can compete with the Company, inter alia, by using its physical infrastructure (HOT Telecom as from October 1, 2017).

Competition in the industry depends on a number of factors, such as regulatory decisions, possible changes in the terms of the licenses of the Company and the subsidiaries, and in the terms of the licenses of their competitors, mergers and joint ventures between companies that compete with the Group companies, the possible repercussions of the Market Concentration Law, further development of the wholesale market, the lack of symmetry between the ability of the Company and the competitors to provide a comprehensive service, the new services that the Company will be permitted to provide, the tariff policy, cancellation of the structural separation, the extent of flexibility granted to the Company when offering unbundleable service bundles, including with subsidiaries, and technological developments.

For a description of the development of competition, see Section 1.7 and 2.6.

2.2	Products and Services

2.2.1	General

The Company provides a wide range of communications services for its business and private customers, as described below.

2.2.2	Telephony

The Company’s telephony services include mainly the basic telephony services on the domestic telephone line, and associated services such as voice mail, caller ID, music on hold, and Bphone (a service that enables making telephone calls via the IP network as fixed-line calls).

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The Company also provides its customers with a national numbering services for businesses (1-800, 1-700), for full or partial payment for the calls by the business.

The Company operates a unified telephone directory21 on a code (1344) determined by the Ministry of Communications for fixed-line and cellular telephony operators, as well as a unified website which is free of charge, in addition to the Company’s 144 service.

For the hearing on the wholesale telephony service and the resale format, see Section 1.7.3.5.

2.2.3	Internet access infrastructure services

The Company provides broadband internet access infrastructure services in xDSL technology.

For information about changes in the number of Company internet subscribers and average monthly revenue per internet subscriber, see Section 1.5.4. For information about the Company’s market share in this segment, see Section 2.6.3.

Internet service has become one of the Company’s main occupations and a central channel for its investments in technology, marketing, advertising and customer acquisition and upgrades. The average surfing speed of the Company’s internet subscribers at the end of 2016 was 43.2 Mbps compared with an average of 37.8 Mbps at the end of 2015. The minimum speed of the package provided for new customers is usually 15 Mbps.

xDSL service is also provided free of charge on subscriber lines with no telephony and at no additional cost. It is noted that, according to the decision of the Ministry of Communications (in respect of the cancellation of NDSL services), the Company may not apply differential xDSL pricing between subscribers who use the service together with telephony service and subscribers who only use the xDSL service.

Moreover, the Company provides a Free WiFi service that enables its customers to share part of their wireless bandwidth in return for browsing outside of their homes as well and benefiting from nationwide and worldwide hotspots.

The Company is obligated to provide broadband internet access services in a BSA wholesale format to service provides that provide end-to-end internet services in this way to their customers, including infrastructure. For this service, see Section 1.7.3.

[21]	A “unified” directory service is an information service containing data on the subscribers of all the operators. Fixed-line and cellular telephony operators are obliged, under the terms of their licenses, to provide unified information services. The operation was granted exemption from the need for approval of a cartel for a period of three years until November 5, 2014.

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Graph – Changes in the surfing speeds of the Company’s internet subscribers in 2012-2016
(in Mbps at the end of each year):

2.2.4	Transmission and data-communication services

Data communication services are network services for point-to-point data transmission, data transmission between computers and between various communications networks, services to connect communications networks to the internet, and remote access services.

The Company offers transmission services, including high speed, to communications operators and their business customers over a variety of interfaces (see Section 2.6.4).

There is also a decline in use of the Company’s transmission and data communication services by communications providers, in part as a result of the trend of entry of communications groups.

2.2.5	Other services

2.2.5.1	Additional services to communications operators

The Company provides services to other communications operators, including cellular operators, international call operators, HOT, NEP operators, ISPs, domestic carriers, and Palestinian communications providers.

Among the services provided by the Company are infrastructure services, infrastructure upgrades, connection to the Company’s network, billing services, leasing of space, and services in leased premises.

For wholesale services to communications operators and the option of using the Company’s physical infrastructure also by infrastructure owners, see Section 1.7.3.

2.2.5.2	Broadcasting services

The Company operates and maintains radio transmitters which are operated, inter alia, by Israel Broadcasting Corporation, Israel Army Radio (Galei Zahal), and the transmitters of several regional radio stations. It also operates the DTT transmitters for the Second Authority. The Company is responsible only for operating and maintaining the transmitters and not for the content of the broadcasts. In this matter, see also Section 2.15.

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2.2.5.3	Contract works

The Company carries out set-up and operation works of networks or subnetworks for various customers (e.g., the Ministry of Defense, HOT Telecom, radio and television broadcasting companies, cellular operators, international call operators, local authorities, municipalities, and government bodies).

The Company has agreements with HOT Telecom to provide installation, maintenance and network hosting services using the Company’s infrastructures. For allowing HOT Telecom to use the Company’s physical infrastructure as from October 1, 2017, see section 1.7.3.4.

2.2.5.4	Private and virtual exchange services - the Company operates an IP Centrex service, which is a private and virtual exchange service in a public network (including a private cloud exchange service (HIPT) to customers with a large number of extensions).

2.2.5.5	Data Center – A service enabling a backup and survivability solution for the customer.

2.2.5.6	144 website (B144) – A search engine for telephone numbers of businesses and private persons, including a classified search.

2.2.5.7	Bcloud service - Enables Company internet customers to store data and digital media in a virtual cloud.

2.2.5.8	Bhome service - A smart home service that allows the Company’s internet subscribers to be updated and control everything that happens at home in real time by smartphone using cameras and sensors installed at home.

2.2.5.9	Smart city service - a service launched in August 2016 that includes a complete urban management system for a variety of urban services aimed at improving the service to residents while streamlining and saving municipal resources using advanced technology. The system is planned to include a command and control system, wireless surfing throughout the city, security cameras and management of various municipal services. A similar platform is also planned for services to businesses and other smart facilities.

2.3	Breakdown of product and service revenues

The following table shows the distribution of the Company’s revenues by main products and services in its segment of operation, 2014-2016 (in NIS millions):

	2016	2015	2014
Revenues from fixed-line telephony	1,490	1,586	1,668
Percentage out of total Company revenues in the segment	33.99%	35.99%	38.64%
Revenues from Internet infrastructure services	1,597	1,542	1,394
Percentage out of total Company revenues in the segment	36.43%	34.99%	32.30%
Revenues from transmission and data communication services	1,077	1,058	1,022
Percentage out of total Company revenues in the segment	24.57%	24.01%	23.67%
Revenues from other services	219	221	233
Percentage out of total Company revenues in the segment	5.01%	5.01%	5.39%
Total revenues from the domestic fixed-line communication services segment	4,383	4,407	4,317

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2.4	Trade receivables

The Company is not dependent on a single customer, and there is no customer that accounts for 10% or more of the Company’s total revenue.

The Company’s revenues are divided into two main customer types: private (53%), and business (47%).22 The distribution is by revenues, as shown in the following table:

	2016	2015	2014
Revenue from private customers	2,329	2,507	2,498
Revenue from business customers	2,054	1,900	1,819
Total revenue	4,383	4,407	4,317

2.5	Marketing, distribution and service

The Company has marketing, sales and service systems for its business and private customers, which include customer managers for the business sector, combined sales and service centers (including Moked 199) around the country, technical support centers for private and business customers, nine points of sale and service (Bezeqstores) at various locations, as well as a virtual online shop.

The Company markets its services mainly through advertising in the mass media, telesales centers, customer managers and an array of independent dealers which include sales centers operated by outsourcing, and ISPs which, upon establishment of the wholesale market, mainly market end-to-end service packages based on the Company’s wholesale BSA services. Furthermore, the Company has independent, advanced and innovative service and sales channels on its website (adapted to surfing from mobile phones), a dedicated application (Bezeq Sheli, My Bezeq), and also Interactive Voice Response (IVR).

[22]	Including revenue from the service providers in the wholesale service.

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2.6	Competition

The following is a description of the development of competition in the domestic fixed-line communications segment:

2.6.1	Wholesale market (see Section 1.7.3)

The wholesale market enables communications providers to compete with the Company while using its physical infrastructure, including infrastructure segments, and its services, at controlled prices that are not set by the Company. The wholesale market allows communications providers to offer their subscribers broadband services and end-to-end service packages, including access infrastructure.

To the best of the Company’s knowledge, HOT does not yet provide wholesale services in the absence of a price set by the regulator. On January 14, 2016, the Ministry of Communications published a hearing to determine the maximum tariffs for wholesale services on HOT’s network.

2.6.2	Telephony

The Company estimates that at the end of 2016, its market share in the fixed-line telephony market was approximately 55% of the private sector and 73% of the business sector, a 1% decrease compared with 2015 in each of the markets.23

The competition in the fixed-line communications segment is lively:

2.6.2.1	Competition from other Domestic Carrier license-holders

The Company and HOT Telecom both own nationally-deployed fixed-line telephony infrastructures and are in fierce competition with each other, which is manifested, inter alia, by HOT combining internet infrastructure, telephony and cable television, and possibly cellular services as well, mainly to households (for the marketing of service bundles of the Bezeq Group, see Section 1.7.2.2). HOT also markets telephony services to business customers.

The Company also has competition from license-holders for domestic fixed-line communication services, including VoB (see Section 2.1.8), which provide the service, inter alia, on the Company’s broadband access service, including the wholesale BSA service.

With regard to the wholesale telephony service in a resale format, see Section 1.7.3.

[23]	These market shares are in terms of lines, based on the Company’s assessment.

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2.6.2.2	Competition in telephony from the cellular companies

The penetration rate of cellular telephony in Israel is among the highest in the world (see Section 3.1.4). In the opinion of the Company, this penetration rate combined with low airtime rates on an international scale and large-scale bundles of minutes at fixed monthly prices have made the cellular telephone a product that largely substitutes for the landline telephone. The Company believes that a deepening of the substitution of fixed lines by mobile lines is one of the causes of the reduction in the average traffic per line, and of the growing removal rate of telephone lines (see Section 2.1.3).

In 2016, the trends that began in 2012 continued, marking a leap in competition in the cellular communications market in Israel. The activity of the new infrastructure operators, Golan and HOT Mobile, and to a lesser extent the activity of virtual cellular operators, continued the trend of erosion of prices and maintained the high level of mobility of customers between the companies. However, the continuation of these trends has a minor effect on the fixed-line operation compared with previous years, and as from 2015 there is a decline in the downtrend of average movement per line and the rate of removal of fixed telephone lines.

Partner and Cellcom also provide domestic fixed-line services through companies they own, and they sell service bundles that combine fixed-line and cellular telephony and Internet services.

2.6.2.3	VoC services

According to the Ministry of Communications policy, VoC service is a fixed service, the provision of which will be regulated in a general Domestic Carrier License or special license that currently provide VOB services, since VOB or VoC telephony services are telephony services which use IP technology over another entity’s data transmission network (irrespective of whether such network is mobile or fixed) and it is therefore a single fixed service.

Moreover, in view of the Ministry of Communications’ decision regarding exemption from a general license or a permit to set up and operate access points, the cellular operators can use Wi-Fi access points as part of their network to provide services, which allows transition to providing cellular telephony services over a Wi-Fi network and assists in diverting loads to this network from the cellular network.

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2.6.3	Internet infrastructure segment

The Company estimates that at the end of 2016 its market share in the internet infrastructure market was approximately 69% (compared with 68% at the end of 2015).24

The competition in this field is also lively:

2.6.3.1	Competition from HOT Group – HOT’s internet infrastructure is deployed nationwide, in which a range of communication services and interactive applications can be provided. On September 28, 2016, the Advisory Committee that was appointed in accordance with the Communications (Telecommunications and Broadcasts) (Advisory Committee) Regulations, 2011, submitted a recommendation to the Minister of Communications to postpone the date for implementing its decision from November 13, 2014 on the subject of laying HOT Telecom infrastructure by one year to November 13, 2017, when no later than December 31, 2016 HOT is required to provide its services to all subscribers on OTT technology on broadband Internet (which in practice belongs to the Company) in all the communities in which it does not currently serve. Moreover, as from October 1, 2017, HOT will start using the Company’s physical infrastructure at prices to be determined (in this regard, see Section 2.6.2).

HOT’s network is currently the main alternative to the competition with the Company’s infrastructures in the private sector. The upgrading of the infrastructure and the service bundles marketed by the HOT Group (see Section 1.7.1.3) increased the level of competition in the internet segment. HOT was obligated to provide wholesale services, including BSA services, but to the best of the Company’s knowledge, it does not yet actually provide them. In this matter, see also Section 2.6.1.

2.6.3.2	Competition from ISPs and telecommunication groups - operating the wholesale market enables ISPs and telecommunication companies (holders of a single license) to offer customers service bundles that also include internet infrastructure based on the Company’s infrastructures and services (in exchange for controlled tariffs to be paid by the telecommunication providers to the Company). Moreover, if and insofar as the mechanism for preventing a ‘margin squeeze’ is implemented, similar to the one described in the Ministry of Communications hearing (see Section 1.7.3.2), the Company’s ability to market promotional offers of its wholesale services will also suffer, in terms of both time to market (TTM) and prices at which the services are offered.

[24]	The Company’s assessment of its market share in internet infrastructure services at the end of 2016 is based on the number of Company subscribers and the number of HOT subscribers at the same date published by HOT. The data regarding the Company’s market share as of the end of 2015 is based on the number of Company subscribers and the number of HOT subscribers at that date, based on the data published by HOT in its 2015 annual financial statements.

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2.6.3.3	Competition from cellular operators – The cellular companies have deepened their Internet activities on the cellular range both in the private sector and in the business sector. Unlike the fixed-line communications segment (where the provision of access infrastructure services – by HOT, is separate from provision of Internet access services – by the ISP), the cellular Internet service is provided as one unit. Surfing services are provided both from the cellular handset and through a cellular modem that connects laptop and desktop computers in combination with Internet access services. The capacity of cellular networks have increased substantially due to the rise in popularity of 4G services. However, the Company believes that the migration of the cellular operators to 4G in 2015 did not change the interchangeability between cellular internet and fixed-line internet.

2.6.3.4	In respect of competition from IBC - IBC is deploying a fiber-optic infrastructure to provide internet services over the electrical grid (see Section 2.6.5), and has started operating commercially in several cities. According to media reports, as of the report publication date, volume of subscribers enlisted by IBC is not material.

2.6.4	Transmission and data communications

In addition to the Company, other companies operating in this segment are Cellcom, Partner, HOT and internet companies that also use leased infrastructures.

To the best of the Company’s knowledge, Cellcom has deployed and set up a transmission network which it uses for its own needs and for competition with the Company’s services in the transmission and data communications market. Partner also provides transmission and data communication services combined with telephony and internet to business customers.

For detail of operations and potential competition, see also Sections 2.6.5 (IBC) and 1.7.3 (wholesale market - physical infrastructure, including use of the service for cellular requirements).

2.6.5	Other potentially competing infrastructures

In addition to HOT’s cable and optical fiber network and the optical fiber infrastructures of Cellcom and Partner, there are currently a number of infrastructures in Israel with the potential to serve as communications infrastructures, which are based on optical fibers and are mostly owned by government companies and entities, such as Israel Electric Corporation (“IEC”), Israel Railways, Mekorot Israel National Water Co., Petroleum & Energy Infrastructures Ltd., and the Cross Israel Highway Ltd. Some municipalities are also trying to create an alternative to installation of pipes or fibers by deploying their own infrastructures.

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IBC has a general license to provide fiber-optic based communication infrastructure services. Under the license, IBC will enter into an agreement with IEC to obtain the right to use its fiber-optic network and will become the network’s operator. Pursuant to the provisions of the license, IBC was obligated to make a gradual universal deployment over a period of 20 years. Furthermore, IBC has a special license (which does not impose a universal obligation) to provide domestic fixed data-communication services, according to which it is entitled to provide IPVPN services and broadband data-communication lines.

To the best of the Company’s knowledge, the joint holdings of IBC (other than IEC’s holdings) are for sale. On June 21, 2016, a Ministry of Communications announcement was published whereby communications companies that have no fixed-line infrastructure (Cellcom and Partner) were granted permission to compete for investment in IBC and in parallel, Partner informed the Ministry of Communications that it intends to deploy optical fibers. According to the announcement, these measures are designed to open the fixed-line market (in which the Company has a monopoly) to competition, with the emphasis on infrastructure upgrading. However, under the Arrangements Law, the Company was obligated to allow IBC to use its physical infrastructure (see Section 1.7.3.4).

2.6.6	The Company’s preparation and ways of coping with the intensifying competition

The Company deals with competition in domestic fixed-line telecommunication services in several ways:

2.6.6.1	The Company launches new communication services, value added applications (such as smart home, smart facilities, integration services, etc.), packages of products and services and joint bundles (that correspond to some of those offered by its competitors, although under an unbundling restriction, see Section 1.7.2) to broaden the scope of use of subscriber lines, respond to customer needs and strengthen its technological innovation image. The Company invests in enhancement and modernization of its infrastructure so as to enable it to provide advanced services and products for its subscribers.

2.6.6.2	The Company works on the penetration of a high-speed Internet infrastructure service and on increasing the number of its customers for the service. NGN enables customer upgrades to higher speeds, and the creation of added value for the customer by means of broader consumption of content, leisure and entertainment applications (see also Sections 2.2.3 and 2.7.2).

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2.6.6.3	The Company works constantly to improve the quality of its services and to maintain its customers, as well as to simplify and automate processes, and to adapt its operations to the structure of competition in its segment.

2.6.6.4	The Company has simplified its tariff structure and offers its customers alternative payment packages (see Section 2.16.1.4), tracks and campaigns.

2.6.6.5	The Company offers consumption-adapted packages and tracks to promote subscription to the telephony service.

2.6.6.6	The Company makes adjustments on the expenses side for the purpose of focusing investments on fixed assets in growth activities and in projects for cutting operating costs. Nevertheless, the Company’s ability to make adjustments in its expenses in the short and medium term is limited due to the structure of its costs, which are mainly rigid in the short and medium term (in particular depreciation expenses and expenses related to wages and wages incidentals, as well as operating costs such as infrastructure maintenance and building leasing and upkeep).

2.6.7	Positive and negative factors that affect the competitive status of the Company

2.6.7.1	Positive factors

A)	Nationally deployed, quality infrastructure through which a range of services are provided.

B)	Presence in most businesses and households.

C)	Strong and familiar brand.

D)	Technological innovation.

E)	Strong capital structure and positive cash flows.

F)	Broad service infrastructure and varied customer interfaces.

G)	Professional, experienced and skilled human resources.

2.6.7.2	Negative factors

The Company believes that various restrictions imposed upon it by existing regulation, impede its ability to compete in its areas of operation. The main restrictions in this context are the following:

A)	Wholesale market (see Section 1.7.3) - operation of the wholesale market at controlled prices, arrangements subject to the intervention of the regulator, potential selective enforcement by the Ministry of Communications in respect of the operation of the wholesale market (due to the fact that HOT has not yet started providing wholesale market services), implementation of a control mechanism over the Company’s wholesale services offers, expansion of use and of those permitted to use the Company’s infrastructure. Notwithstanding, the possibility to cancel the structural separation following operation of the wholesale market may also positively affect the competitive position of the Company.

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B)	Absence of tariff flexibility

The Company is limited in its ability to grant discounts on its main services and to offer differential tariffs. In this matter, see also Section 2.16.1.

With regard the hearing on prevention of a “margin squeeze” in the wholesale market, see Section 1.7.3.2.

C)	Structural separation

For information about the obligation for a structural separation applicable to the Company, see Section 1.7.2.

D)	Duty to provide universal service

The Company operates under an obligation to provide service to the entire public in Israel (universal service). Due to this obligation, the Company could be required to provide services also in circumstances that are not financially viable (subject to the possibility of obtaining an exemption in extraordinary circumstances; notwithstanding, in accordance with the document from the Minister of Communications dated November 17, 2014 on this matter, the circumstances for providing an exemption are virtually nonexistent). This obligation is not imposed on the holders of special Domestic Carrier licenses, which can offer their services to the most profitable of the Company’s customers (mainly business customers), which are a material source of the Company’s income. Moreover, HOT, which is obligated to provide universal services, received a postponement for the obligation to make a full deployment in the foregoing document from the Minister of Communications and pursuant to the amendment to the Arrangements Law, the Company is obligated to allow HOT companies and IBC to use its passive infrastructures (see Section 1.7.3).

E)	Restrictions in marketing joint service bundles of the Company and other Group companies

See Section 1.7.2.2.

F)	Characteristics of fixed-line telephony terminal equipment

Fixed-line terminal equipment is technologically less advanced that the cellular terminal equipment, and the supply of advanced services that can be consumed with it is limited.

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2.7	Property, plant and equipment

2.7.1	General

The Company’s property, plant and equipment consist mainly of domestic communications infrastructure, real estate assets (land and buildings), computer systems, vehicles, and office equipment.

2.7.2	Infrastructure and domestic fixed-line communications equipment

The Company has a Next-Generation Network (NGN) based on a core IP network and deployment and deployment of an optical fiber network to street cabinets (a network topology known as Fiber to the Curb, FTTC), and also based on an access network (a system that connects NEPs on the subscriber’s premises to the network and engineering systems). The connection from the home to the access network is based on copper cables and the connection from the access systems to the backbone is based mainly on optic cables. In addition, some of the peripheral equipment (equipment installed at the subscriber, such as routers) is owned by the Company and leased to the customer.

The Company is expanding the deployment of infrastructure, including optical fiber deployment as from 2013 so that the fibers will be as close as possible to the customer’s premises (FTTH/FTTB), as a basis for future provision of more advanced and broader-band communication services than those currently provided, in part on the basis of new technologies using the copper cables on the customer’s premises. In this regard, a detailed design of the project and optical fiber purchasing and deployment are being carried out. The project is modular, and the Company reviews the project’s scope and outline on a regular basis, as well as the need for adjustments, inter alia, in view of the advancement of relevant technologies and the development of customer needs.

As at the end of 2016, the Company deployed optic cables to 1.5 million homes and businesses.

In the Company’s NGN network, broadband speeds of up to 100 Mbps download speed and innovative added value services can be provided using VDSL225 technology. Other advantages of the new technology are simplification of the network structure and better management ability. At the beginning of 2016, the Company started testing G. fast and optic technologies in the field, which allow ultra high-speed surfing of hundreds of megabits and even 1 gigabit, with the aim of reviewing the technological and economic aspects of operating the network.

[25]	Very High Bit Rate Digital Subscriber Line – Digital Subscriber Line (DSL) at very high speed. One of the fastest technologies available for data transfer on high bandwidth in standard telephone lines.

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2.7.3	Computerization

The computerization system in the Company supports four main areas: Marketing and Customers Management, engineering infrastructures of the telecommunications infrastructure, Company resources management, and company-wide systems.

The Company’s computer system is large and complex, and supports critical work processes and handles very large volumes of data. This system consists of a large number of systems, some of which are information systems which started being developed many years ago, while others are modern and were developed and applied recently. Most of the systems operate in open computer environments.

2.7.4	Real Estate

2.7.4.1	General

The Company’s real estate assets delivered from two sources: assets transferred to the Company by the State in 1984 under the Asset Transfer Agreement (see Section 2.17.2.1), and assets in which the rights were purchased or received by the Company after that date, including assets that it leases from third parties.

The real estate assets are used by the Company for communications activities (exchanges, control rooms, broadcasting sites, etc.) and for other activities (offices, storage areas, etc.). Some of them are undeveloped or partially developed, and can be used for other purposes.

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The following is a list of the Company’s assets in accordance with the material rights on the asset. Furthermore, the Company has an interest (transition rights, etc.) in other real estate (such as for the construction of offices and for laying cables):

Right	Number of Assets	Area of the Plot (thousand sq. m.)	Built Area (thousand sq. m.)	Notes
Ownership, lease or right of lease	330	900	150	Of this, 320 properties cover an area of 870 thousand sq. m. and 120 thousand sq. m. built up are for communication needs, and the remainder for administration needs.
				25 are jointly owned with the Ministry of Communications and/or the Israel Postal Company Ltd., with whom an agreement was signed for defining and regulating the rights of the parties in these properties (see Section 2.17.2.3). The parties operate as required by the provisions of the agreement, and inter alia, to separate joint debits and systems.
Possession (authorized/possession rights by law)	40	1.5	0.8	Assets in Israeli settlements in the Administrated Territories, all for communication needs. There is no written regulation of the contractual rights for these properties, but in the Company’s opinion this does not create material exposure.
Lease	320	30	65	305 properties, of which 7 thousand sq. m. built up are for communication needs and the remainder for administration needs. Of which approximately 2 sq.m. built up are sublet.
Miscellaneous rights in ‘residential rooms’	1,160	10	18	These are rooms for cables and installations for residential communications.
				For most of the assets there is no arrangements for rights in writing (for example, the ILA, settlement entities, the entrepreneurs of the projects in which the properties are located, and house committees). In the Company’s estimation and based on past experience, this does not create material exposure.
Right to receive areas for warehouses and offices	An asset in Sakia (near the Mesubim junction)	70 net	-	See below.

In April 2013, an authorization agreement was signed with the Israel Lands Administration for an area of 11.5 hectares in Sakia. According to the provisions of the authorization agreement, the Company designed a detailed outline plan for the property, setting out the purpose, use, building rights and building provisions for zoning of the land in the plan. On May 2, 2016, approval of the plan was published in the Official Gazette and it entered into force. Subsequently, the Company is expected to sign a lease agreement for the property with respect to a net area of 7 hectares. The Company is reviewing the different options available for exercising its rights in the property, including the option of selling it or part thereof, some of which may lead to recording of material gain in a volume that, according to the Company’s initial estimation and prior to performing any of the relevant tests, could reach hundreds of thousands of NIS (at the date of the financial statements, a property appraiser has estimated the fair value of the rights in the land at NIS 460 million. On this matter, see Note 17.8 in the 2016 Financials).

The information presented in this section includes forward-looking information, as defined in the Securities Law, based in part on the Company’s assessments with respect to the options available to it for selling the property, costs, expenses and taxes with respect to the sale of the property, the Company’s requirements and the situation of the Israeli real estate market. If any of these assessments fail to materialize, the forward-looking information may not materialize.

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2.7.4.2	Registration

At the date of publication of this Periodic Report, the Company’s rights in a considerable number of its real estate assets are not registered in the Lands Registry, and therefore they correspond to contractual rights. The Company is in the process of registering in its name those properties which can be registered in the Lands Registry.

2.7.4.3	Real estate settlement agreement

On March 10, 2004, a settlement agreement which was signed on May 15, 2003 between the Company, the Administration and the State (“the Settlement Agreement”) was validated as a court decision. The agreement concerns most of the real estate assets transferred to the Company under the asset transfer agreement signed for commencement of the Company’s business activity. The Settlement Agreement stated that the assets remaining in the Company’s possession have the status of capitalized lease, and subject to the execution of individual lease contacts, the Company will be entitled to make any transaction in the properties and to enhance them. The Agreement sets out a mechanism for payment to the Administration for enhancement actions in the properties (if undertaken), beyond the rights according to plans approved by 1993 as set out in the Agreement, at the rate of 51% of the increase in value of the property following the enhancement (and less part of amounts paid for a betterment levy or to the administration for an increase in value, if a betterment levy was paid). The Settlement Agreement also states that 17 assets must be returned to the State, through the Administration, on various dates (up to 2010), and on the terms laid down in the Settlement Agreement.

As of the date of publication of this periodic report, the Company returned to 15 properties to the ILA. Two additional properties will be returned after the Company receives substitute properties, as provided in the Settlement Agreement.

2.7.4.4	Sale of real estate

Following a new review by the Company’s Management regarding the sale of the Company’s real estate, the Board of Directors approved further sales of assets which are inactive and/or which can be relatively easily vacated without incurring significant expenses, in accordance with a list presented to it from time to time. The transition to the NGN allows the Company to increase the efficiency of the network and to sell some of the real estate assets that will be vacated as a result of the transition. During 2016, the Company sold 14 such properties, on a total area of 18,200 sq.m. of land and 20,200 sq.m. built up, for a total sum of NIS 107 million.

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According to Company estimates, the sale of real estate assets that are inactive or that can easily be vacated without incurring significant expenses and for which the Company has no use after they are vacated, including real estate assets that may be vacated and will become redundant following the transition to the NGN network, if such assets are sold, and the sale of assets in the sale and leaseback method, may generate capital gains for the Company which may, in aggregate over the coming years, reach significant amounts estimated at hundreds of millions of shekels (before tax). It should be emphasized that this estimate also relates to real estate assets where no concrete decision has yet been made to sell them, and there is no certainty regarding the timing of their sale (if any); the estimate is based on appraisals prepared for some of the assets, some of which are not final or current, as well as to internal estimates prepared by the Company (including with respect to assets that were not appraised at all); likewise, the sale of some of the assets may involve difficulties, including if there is no demand or there are various planning restrictions, and at this stage the Company is unable to foresee what consideration will be received when any of these real estate assets are actually sold or when they will be sold.

In view of the foregoing, it is emphasized that the Company’s foregoing estimates are forward-looking information, as defined in the Securities Law and may not materialize, or may materialize significantly differently than foreseen. These estimates are based, in part, on the Company’s estimates with respect to the value of the real estate assets that it owns regarding their carrying value, subject to the foregoing regarding the fact that the Company has no appraisals for some of the assets, or the appraisals in the Company’s possession are outdated and the valuations are therefore based on the Company’s internal estimates; and regarding the Company’s inability to predict the consideration that may actually be paid for any assets sold (if and when they are sold); and on the Company’s estimates regarding the volume of real estate assets that may be vacated and become obsolete in coming years, making it possible to sell them based on Company policy, subject to the foregoing concerning the fact that no concrete decision has yet been made to sell the assets that were taken into account in estimating the above amount, the list of relevant assets may change from time to time and the timing of their sale (if a decision is made to sell them) is uncertain.

2.8	Intangible assets

2.8.1	The Company’s Domestic Carrier license

The Company operates under its Domestic Carrier license, which forms the basis for its activities in domestic fixed-line communications (for a description of the main points of the license, see Section 2.16.2).

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2.8.2	Trademarks

The Company uses trademarks that characterize its services and products. At the date of publication of this Periodic Report, there are about 190 trademarks registered or in the process of being registered in the Company’s name with the Registrar of Trademarks. The main trademarks of the Company are “Bezeq” – the name of the Company, and “B” – the Company’s logo.

2.9	Human Resources

2.9.1	Organizational structure and headcount according to the organizational structure

The following chart shows the general organizational structure of the Company as of December 31, 2016:

* As of March 22, 2017, the Internal Auditor is accountable to the Chairman of the Board of Directors (see Section 1.1.1).

2.9.2	Number of Company employees and employment frameworks

The number of Company employees as at December 31, 2016 was 5,649 (compared with 5,896 employees at the end of 2015). The decrease in the number of employees in 2016 compared with 2015 stems primarily from streamlining as a result of continued improvement of processes and technological developments in the interface with the customers. 90% of the Company’s employees are employed under a collective agreement (out of which 60% are permanent employees and the remainder are non-permanent employees). The remainder of the Company’s employees (10%) are employed under personal agreements, not under collective agreements.

For details about the special collective agreement of December 2006 and its amendment, see Section 2.9.4.

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2.9.3	Early-retirement plans

In 2016, 90 permanent employees retired under the early retirement plan and early retirement was approved for another 58 employees on the early retirement track in 2017 in accordance with the conditions of the collective labor agreement from December 2006, as amended in August 2015, at a budget of NIS 78.5 million.

On this matter, see also Note 15 to the 2016 Financial Statements.

2.9.4	Characteristics of employment agreements in the Company

Labor relations in the Company are regulated in collective agreements between the Company, the representatives of Company employees and the New General Federation of Workers (“Histadrut”), and in personal agreements. Company employees are also subject to expansion orders to certain general collective agreements such as cost-of-living increment agreements.

In December 2006, a special collective agreement was signed between the Company, the union and the Histadrut, regulating labor relations in the Company following the transfer of control in the Company from the State to Ap.Sb.Ar. Holdings Ltd. (the Company’s previous controlling shareholder) and set a new organizational structure for the Company (see Section 2.9.1). Following are the main points of the collective agreement and its amendments signed over the years (all together in this section: “the Agreement”).

Under the Agreement, all the agreements, arrangements and traditional behavior in the Company prior to execution of the Agreement, including the mechanism for linkage of wages to the public sector, would continue to apply only to the veteran permanent employees of the Company to which the Agreement would apply, subject to changes inserted specifically in the Agreement. The hiring of existing and future temporary workers would be on the basis of monthly/hourly wage agreements based on a wage model according to occupation, with high managerial flexibility. The Agreement sets out restrictions on certain kinds of future organizational changes, and a mechanism of notification, negotiation and arbitration with the union in the event of organizational changes.

[26]	At the beginning of 2016, the workers union announced that it agrees that so long as up to 15 directors serve on the Board of Directors, one representative among the employees will also serve on the Board and if the number of directors exceeds 15, an additional representative among the employees will serve on the Board.

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Under the Agreement, during the term of the Agreement, two employee-directors26 who are proposed by the union will serve on the Company’s Board of Directors (subject to their approval by the Board of Directors and their election by the general meeting). The employee-directors are not entitled to payment for their service as directors, and will not participate in Board discussions of the terms of employment of senior employees.

The Agreement also defines the “new permanent employee”, whose terms of employment differ from those of a veteran permanent employee of the Company (under the collective agreement): his wage model is according to the Company’s wage policy and market wages; at the end of his employment in the Company he is entitled to increased severance pay only (depending on the number of years of employment).

As part of the retirement arrangements, the Company may, at its discretion, terminate the employment of 203 permanent employees (including new permanent employees) each year (relevant for 2017-2021).

The latest amendment to the Agreement was approved by the Company’s Board of Directors on August 30, 2015, under which the Agreement and the retirement arrangement were extended to December 31, 2021.

For information of other material agreements concerning labor relations, see Section 2.17.3.

2.9.5	Officers and senior management in the Company

On the date of publication of this Periodic Report, the Company has 9 directors, of which three are external directors, one is an employee-director, and two are independent directors (who are not external directors) pursuant to Section 249B to the Companies Law. In addition, senior management has 11 members (of which one is also a member of the Group’s HQ) and four members of Group HQ (one of whom will begin his term of office on April 23, 2017).

The members of the senior management and members of the Group’s HQ are employed under personal agreements which include, inter alia, pension coverage, payment of bonuses based on targets, and advance notice months before retirement.

For information regarding compensation of officers, see Section 7 to Chapter D of this Periodic Report, and Note 28.6 of the 2016 Financials. See also an immediate report dated May 4, 2016 (Reference No. 2016-01-058624) about the results of a general meeting of the Company’s shareholders on May 3, 2016 to which the new compensation policy was attached and an amended immediate report dated March 22, 2017 (Reference No. 2017-01-023767) regarding convening a general meeting to approve the revised compensation policy (the format of which was attached to that report), which are included here by way of reference.

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2.10	Equipment and suppliers

2.10.1	Equipment

The main equipment used by the Company includes: exchanges, communication cabinets (MSAG), copper cables, optical cables, transmission equipment, data communication systems and equipment, servers, internet modems and routers. The Company purchases most of the equipment needed for its communications infrastructure from Israeli companies affiliated with international communications equipment manufacturers. Hardware and software are purchased from a number of main suppliers.

2.10.2	Percentage of purchases from main suppliers and form of agreement with them

With respect to Section 23 of the First Annex to the Securities (Details of a Prospectus and Draft Prospectus - Structure and Form) Regulations, the Company considers a “main supplier” to be a supplier that accounts for more than 5% of the volume of the Company’s annual purchases, or that accounts for more than 10% of the volume of all the Company’s purchases in a particular operating segment.

In 2016, the Company had no main supplier, as defined above.

2.10.3	Dependence on suppliers

Most of the equipment purchased for data communication, switching, transmission and radio systems is unique, and over its years of operation the possibility of obtaining support other than through the manufacturer, is limited.

In the Company’s opinion, in view of the importance of having the manufacturer’s support for specific equipment used, the Company may be dependent on the following suppliers:

Supplier Name	Area of Expertise
Alcatel, represented in Israel by Alcatel Telecom Ltd.	Metro transmission and access systems to the NGN
Juniper Networks	Metro transmission
Dialogic Networks (Israel) Ltd.	Transfer exchanges for connecting operators to the Company’s switching network
Comverse Ltd.	Switching networks for end customers in the NGN
Adtran Holdings Ltd.	Access systems to the NGN
EMC	Hardware and backup, restoration and survivability solutions for systems and infrastructures, and storage equipment
VMware	Infrastructure for most of the virtualization of the servers

Agreements with suppliers on which the Company may be dependent, as noted in this section, generally include a warranty period for a certain period of time and conditions specified in the agreements, followed by another period of maintenance or support. Where necessary, the Company may enter into an agreement with the supplier for the supply of support and/or maintenance services for a further period. These agreements usually contain various forms of relief for the Company should the supplier breach the agreement. Such agreements with suppliers are usually long term.

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2.11	Working Capital

For details about the Company’s working capital, see Section 1.4 to the Board of Directors’ report.

2.12	Investments

For information on investments in investees, see Note 11 to the 2016 Financial Statements and Sections 3 and 4 in Chapter D of this Periodic Report.

2.13	Financing

The Company has a shelf prospectus under which the period for submission of orders is until May 29, 2017.

2.13.1	Average and effective interest rates on loans

At December 31, 2016, the Company is not financed by any short-term credit (less than one year). The following table shows the distribution of long-term loans (including current maturities):

Loan term	Source of financing	Principal amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2016
Long-term loans	Banks	978	Unlinked NIS	Variable, based on prime rate*	1.71%	1.72%	1.27%-1.80%
	Banks	2,234	Unlinked NIS	Fixed	4.51%	4.56%	2.40%-6.85%
	Non-bank sources	734	Unlinked NIS	Variable, based on annual STL rate**	1.57%	1.62%	1.47%-1.62%
	Non-bank sources	2,593	Unlinked NIS	Fixed	4.41%	4.54%	3.11%-6.65%
	Non-bank sources	3,344	CPI-linked NIS	Fixed	2.49%	2.55%	2.20%-3.70%

*	Prime interest rate as at March 2017 – 1.6%.

**	STL yield per year (218) – 0.158% (average of last 5 trading days of February 2017) for the interest period that began on March 1, 2017.

For additional details about the Company’s loans, see Note 12 to the 2016 Financials.

2.13.2	Restrictions on borrowings

2.13.2.1	Restrictions included in the Company’s loans

See Note 12 to the 2016 Financial Statements. At the date of the financial statements and the date of publication of this periodic report, the Company is in compliance with all the restrictions applicable to it.

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2.13.2.2	Bank of Israel restrictions on a single borrower and group of borrowers

Directives of the Supervisor of Banks include restrictions on liability of a single borrower and of a group of borrowers towards the banks. Concerning these directives, the Company could be seen as part of one “group of borrowers” with B Communications Group and its controlling shareholders. The directives of the Supervisor of Banks could from time to time affect the ability of banks to grant further credit to the Company. For details about the authorization to determine restrictions on borrowings for a business group in the Market Concentration Law, see Section 1.7.4.7.

2.13.3	Reportable credit

As of December 31, 2016, the Company’s reportable credit, in accordance with Legal Position 104-15 of the Securities Authority (Reportable Credit Event) is Debentures Series 6 and Series 9 of the Company, all as set out in Note 12 of the 2016 Financial Statements and Section 5 of the Board of Directors report.

2.13.4	Credit received during the reporting period/commitments to extend credit

Receiving commitments to extend credit for 2016-2017

In 2015-2017, the Company signed agreements with banks and institutional entities under which it received a commitment to extend credit for future financing of the Company in 2017 as follows:

Credit extension date	Credit in NIS millions	Average life (years) and repayment dates	Total average interest rate (fixed, NIS and unlinked)
June 2017 and September 2017	1,400	5 (Repayment as from June 2020 until December 2024)	4.2%

The terms of all these commitments and the loans granted thereunder include similar terms to those provided with respect to other loans taken by the Company defined in Note 12.6 of the 2016 Financials, including: an undertaking not to create any other charges on the Company’s assets (with certain restrictions), an undertaking that should it make a commitment to any entity in connection with financial covenants, the Company will undertake the same commitment also in connection with this credit (subject to certain exceptions), and standard terms for immediate repayment (such as a violations, insolvency, liquidation or receivership, etc., and cross default, with certain restrictions), which will apply, with the necessary changes, also with respect to the credit extension undertaking periods. Some of the commitments to extend credit in 2017 also include the same terms as those given in the public debt raising of October 2015, as set out in Note 12 of the 2016 Financials.

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In 2016, credit of NIS 1,400 million was provided to the Company, based on undertakings to provide credit given to the Company. This credit is included in the table in Section 2.13.1.

For information regarding credit received during the reporting year by public debt raising, see Section 2.13.5.

2.13.5	Company debentures

For details about the debentures issued by the Company, see Note 12 to the 2016 Financial Statements and Section 5 to the Board of Directors’ report.

On April 21, 2016, the Company completed an issuance by way of an expansion of an existing series of marketable debentures (Series 9) according to a shelf prospectus dated May 30, 2014, as amended due to a clerical error on June 5, 2014. Within the context of this issuance, a total of NIS 714,050,000 par value was issued in consideration of NIS 769 million. The conditions of the issued debentures are the same as those of the Series 9 debentures in circulation.

2.13.6	Credit rating

Company debentures are rated by S&P Maalot Ltd. with an il/AA/Stable rating and by Midroog Ltd. with an Aa2 rating with a stable outlook.

For information regarding the Company’s rating history in the last two years, see its immediate reports of April 21, 2015 September 7, 2015, April 17, 2016 and April 25, 2016 (S&P Maalot Ltd.) and August 13, 2014, December 28, 2014, March 5, 2015, September 10, 2015, April 18, 2016, June 2, 2016 and July 12, 2016 (Midroog Ltd.), which are included in this report by way of reference.

2.13.7	Company assessment for raising financing and possible sources in 2017

In 2017, the Company expects to repay NIS 1.71 billion on account of loan principal and interest (including debentures).

The Company expects to exercise undertakings to provide credit of NIS 1.4 billion received from various banks and institutional entities (see Section 2.13.4).

The Company raises capital from time to time to finance its cash flow. The financing options at the Company’s disposal are to raise debt by means of new bank loans and/or by raising private or negotiable debt and to exercise undertakings for credit extension for 2017, as set out in Section 2.13.4.

2.13.8	Charges and guarantees

For information about charges and guarantees of the Company, see Note 18 to the 2016 Financial Statements.

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Guarantee for DBS bonds

In September 2015, the Company signed guarantee letters for compliance with DBS’ undertakings to pay its full outstanding debt to the holders of debentures (Series B) of DBS totaling NIS 1.05 billion (the outstanding debt as at December 31, 2016 is NIS 636 million), against a decrease in the annual interest rate of the debentures (by 0.5%), and cancellation of collateral and certain provisions of the Deeds of Trust and debentures (including the undertakings for DBS to comply with financial covenants and restriction on distribution of a dividend by DBS), all according to the terms of the Deeds of Trust of the debentures and of the debentures. According to the terms of the debentures, decreasing the interest and canceling collateral and certain other provisions of the debentures are subject to the Company’s Maalot rating not falling below (-AA) or a corresponding rating (“the Minimum Rating”), terms that were complied with as at the date of providing the collateral, and if in future the Company’s rating falls below the Minimum Rating, the interest reduction will be canceled, the canceled collateral will be provided again, the canceled provision will reapply and the guarantee will expire.

For the terms of debentures Series B, see also Section 5.13.2.

2.14	Taxation

2.14.1	For information about taxation, see Note 6 to the 2016 Financial Statements.

2.14.2	For information regarding the taxation aspects for the Company’s contractual transaction with Eurocom DBS to purchase Eurocom DBS’ entire holdings in DBS (see Section 1.1.2), including the tax assessments received by the Company and the assessment agreement and taxation decision regarding DBS, see the revised transaction report dated March 3, 2015 (Reference No. 2015-01-050563), immediate report dated January 31, 2016 (Reference No. 2016-01-020485) and the Company’s immediate reports dated September 18, 2016 (Reference No. 2016-01-124486), September 25, 2016 (Reference No. 2016-01-128125) and September 28, 2016 (Reference No. 2016-01-056163), included here by way of reference.

2.15	Environmental risks and means for their management

2.15.1	General

Some of the Company’s facilities, such as broadcasting facilities, wireless communications facilities or high-voltage facilities27 are sources of electromagnetic radiation which are included in the definition of “Sources of Radiation” in the Non-Ionizing Radiation Law.

[27]	The establishment of high-voltage facilities (transformers) in Company sites is aimed at providing energy for use by the Company’s facilities. The establishment and operation of these facilities require an establishment permit as well as an operating permit in accordance with the Non-Ionizing Radiation Law.

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2.15.2	Non-Ionizing Radiation Law

The law regulates the handling, establishment, operation and supervision of Sources of Radiation. The law provides, inter alia, that the establishment and operation of a Source of Radiation require a permit; sets penal provisions and severe responsibility of a company, employees and officers that breach the provisions of the law; imposes recording and reporting obligations on a permit-holder, and grants supervisory powers mainly to the Supervisor of Non-ionizing Radiation at the Ministry of Environmental Protection (“the Supervisor”), including with regard to the terms of the permit, cancellation of the permit and removal of a Source of Radiation.

The Company obtained operating permits from the Supervisor for the communication facilities and broadcasting sites it operates. The Company also took steps to obtain radiation permits for high-voltage facilities included in its assets, and as at the report date, such permits were received for 27 such high-voltage facilities. Two other facilities are in the process of obtaining a permit.

It is noted that the Commissioner requires building permits as a condition for the continued validity of the operating permits for communications facilities (including broadcasting facilities) he granted, as well as the fulfillment of additional conditions, inter alia, concerning wireless access installations which have category approval granted to the Company by the Supervisor. See also Section 2.16.9.

The law includes a punitive chapter under which the construction or operation of a Source of Radiation in contravention of the provisions of the permit or without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

2.15.3	Permits

On the permits for broadcasting facilities required under the Planning and Construction Law, see Section 2.16.9.

2.15.4	Company policy for radiation risk management

The Company applies a work procedure for the construction, operation and measurement of sources of non-ionizing radiation, and an appropriate compliance procedure that was approved by its Board of Directors. The Company has assigned an officer to oversee implementation of the compliance procedure. Periodic reports on the status of Sources of Radiation are submitted to the CEO and to the Board of Directors.

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2.16	Restrictions and control of the Company’s operations

The Company is subject to systems of laws that regulate and limit its business activities. The main body overseeing the Company’s activities as a communications company is the Ministry of Communication.

2.16.1	Control of Company tariffs

Arrangements in Sections 5 and 15 to 17 of the Communications Law and the terms of the Company’s Domestic Carrier license apply to the Company’s tariffs, as set out below in this section.

The control of the Company’s tariffs (as set out below) has a number of implications – the Company’s tariffs are subject to regulatory intervention (even if they are not set in the regulations or in alternative payment packages), and from time to time, the Company is exposed to significant changes in its tariff structure and tariff levels. The review mechanism for the controlled tariffs, as defined in the authorizing legislation and the regulations, results in a real average erosion of the tariffs over the years. Control of the tariffs creates or could make it difficult for the Company to provide an appropriate and competitive response to market changes and to offer competitive prices at short notice. Furthermore, the restrictions on granting discounts on tariffs limit the Company in participation in certain tenders.

Following are the main control arrangements over the Company’s prices:

2.16.1.1	Under the Communications Law, the Minister of Communications is entitled, with the approval of the Minister of Finance, to determine payments (including maximum payments or minimum payments) for services from a license holder. The payment can be determined on the basis of (1) the cost, according to the calculation method instructed by the Minister plus a reasonable profit; or (2) reference points deriving from: payment for services provided by the license holder; payment for comparative services; payments in other countries for such services.

The competition expansion policy document stipulates that within six months of publication of the Shelf Offering (for the sale of wholesale services), the Minister will take action to change the method of oversight of the Company’s prices so as to be controlled by the setting of a maximum price28. Negotiations are being conducted between the Company and the Ministry of Communications in this matter.

In the matter set out in this section, see also Section 1.7.3.

2.16.1.2	Tariffs fixed in regulations - The tariffs for the Company’s controlled services (telephony and others) which are fixed in the regulations, were updated in accordance with a linkage formula less an efficiency factor provided in the regulations, so that on average, the Company’s controlled tariffs have eroded in real terms. It is noted that in the last five years, the prices in the regulation have not been updated and the date of the update has been postponed. Under the provisions of the regulations and the relevant temporary orders, the postponement will be taken into consideration in the next update.

[28]	The Gronau Commission’s report on the rules of competition in the communications industry, and a letter from the Minister of Communications dated August 13, 2008 adopting the report (with some changes) (“Gronau Report”), stipulated that as long as the Group’s market share remains higher than 60%, control of the Company’s prices will continue in the format of mandatory price fixing.

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2.16.1.3	The Ministers of Communications and Finance is authorized (under Section 5 of the Communications Law) to prescribe interconnect payments or for the use by a license holder of the telecommunication facilities of another license holder, and to provide instructions thereof (including relative to additional arrangements), inter alia, based on the parameters set out in Section 2.16.1.1.

2.16.1.4	Alternative payment packages - If tariffs that are neither maximum nor minimum are determined for supervised services, the Company may offer an alternative payments package for a bundle of telecommunication services at such fixed payments, provided that the Ministers of Communications and Finance do not oppose the package. The Gronau report states that an alternative payment package will be approved only if it is worthwhile for 30% or more of subscribers who use the services offered in the package, and that the smaller the market share of the Group in fixed-line telephony is, the higher the maximum discount rate permitted in an alternative payment package will be29.

If maximum or minimum payments are determined according to Sections 5 or 15 the Communications Law, for telecommunication services provided to another license holder, the Company may indiscriminately offer any other license holder an alternative payments package for the bundle of services at maximum or minimum payments, and such services together with services for which payment has not been determined according to Sections 5 or 15 to the Law, provided the Ministers are not opposed or approved the package.

2.16.1.5	The Company may request a reasonable payment for a service for which a payment is not determined according to Sections 5 or 15, or for which a maximum or minimum payment has been determined. The Minister of Communications may instruct the Company to notify him of any payment the Company intends to request as set out above and of any change in the payment prior to the provision of the service or the change. If the Minister of Communications determines that the Company intends to request an unreasonable payment, or a payment that raises suspicion of harming competition, the Minister may instruct (for a period not exceeding one year) the maximum payment it may request for the service or separation of the payment for the service from the payment for the bundle of services. The Minister will assess whether the payment is unreasonable according to the parameters in Section 2.16.1.1(1) and may assess the payment based on the provisions in Section 2.16.1.1(2).

[29]	A maximum discount rate of 25% when the Group’s market share is between 75% and 85%, and 40% when the market share is between 60% and 75%.

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2.16.1.6	For the November 17, 2014 hearing regarding prevention of margin squeezes, submission of marketing offerings for Ministry of Communications approval, the hearing for wholesale telephony services in a resale format and wholesale service tariffs, see Section 1.7.3.

2.16.2	The Company’s Domestic Carrier license

The Company operates, inter alia, under the Domestic Carrier license30. The main topics covered in the license are:

2.16.2.1	Scope of license, the services the Company must provide, and the duty of universal service

The Company is required to provide its services to all on equal terms for each type of service, irrespective of location or unique cost. The license is unlimited in time; the Minister may modify or cancel the license or make it contingent; the license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment. With regard to the addition of wholesale services to the Company’s license, see Section 1.7.3.

2.16.2.2	Structural separation principles

For a general description of the structural separation applicable to the Company and terms for its cancellation, see Section 1.7.2.

2.16.2.3	Tariffs

The Company provides a service or package of services for which no tariff is set under Section 15 or 15A of the Communications Law at a reasonable price and offers them to all, without discrimination and at a uniform tariff. See also Section 2.16.1.

2.16.2.4	Marketing joint service bundles

In respect of the provisions of the Domestic Carrier license that enable the Company to request to market joint service bundles subject to restrictions, see Section 1.7.2.2.

[30]	A copy of the Domestic Carrier license appears on the Ministry of Communications website at www.moc.gov.il

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2.16.2.5	Operations of Company networks and service standards

The Company is required to maintain and operate the network and provide its services at all times, including in emergencies, in an orderly and proper manner according to the technical and service quality requirements, and to work towards improving its services. The license includes a Service Standards for the Subscriber appendix, which is to be amended after the Company provides the Ministry with data. The Company submitted to the Ministry its proposals for amendment of the appendix, adapting it to the current state of affairs and the licenses of other operators, but the amendment report has not yet been executed. For details about the hearing about the response of the call centers, see Section 1.7.4.4A).

2.16.2.6	Interconnect and use

Provisions are stated for the duty of interconnect to another public switching network and the option of use by another license-holder; a duty to provide infrastructure services to another license-holder on reasonable and equal terms is also provided, as well as refraining from preferring a license-holder that is a company with an interest.

2.16.2.7	Security arrangements

Provisions have been made for the operation of the Company’s network in times of emergency, including the obligation to operate it in a manner that prevents its collapse in emergencies.

The Company is required to provide telecommunication services and set up and maintain the terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the security forces. Furthermore, the Company provides special services to the security forces. The Company will take action to ensure that each purchase and installation of hardware in its telecommunications installations, except for terminal equipment, will be made in full compliance with instructions given to the Company according to Section 13 of the Communications Law.

The Company is required to appoint a security officer and to comply fully with the security instructions contained in the appendix to the license.

For the license amendment regarding service continuity in emergencies and during major malfunctions, see Section 1.7.4.4B).

2.16.2.8	Supervision and reporting

Extensive reporting duties to the Ministry of Communications are imposed on the Company. In addition, the Director General at the Ministry of Communications (as defined in the Company’s license) is granted the authority to enter facilities and offices used by the Company and to seize documents.

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2.16.2.9	Miscellaneous

A)	The Domestic Carrier license includes restrictions on the acquisition, maintenance and transfer of means of control pursuant to the Communications Order (see Section 2.16.3) and on cross-ownership, which are mainly a ban on cross-holding by entities in which those with an interest in a another material Domestic Carrier[31] as noted in the license, and restrictions on a cross-holding by entities with Domestic Carrier licenses or general licenses in the same segment of operation.

B)	The Company submitted a bank guarantee of USD 10 million to the Director General of the Ministry of Communications for securing fulfillment of the terms of the license and for indemnifying the State for any loss it incurs due to their violation by the Company.

C)	The Director General at the Ministry of Communications is authorized to impose a fine for violation of any of the terms of the license (on this matter, see also Section 1.7.4.6).

D)	During a calendar year, the Company may invest up to 25% of its annual income in activities not intended for providing its services (the incomes of the subsidiaries are not considered Company income for this purpose).

For details about the wholesale market and wholesale services, see Section 1.7.3.

2.16.3	The Communications Order

The Company was declared a provider of telecommunication services under the Communications Order. By power of that declaration, the Company is required to provide certain types of services and may not cease them or narrow them. Among these services are basic telephone service, infrastructure service, transmission service and data communication service including interconnect, and other services listed in the schedule to the Order.

The main provisions of the Communications Order are these:

2.16.3.1	Restrictions on the transfer and acquisition of means of control in a company, which include a ban on holding 5% or more of means of control of a certain kind without the prior written approval of the Prime Minister and the Minister of Communications (“the Ministers”).

[31]	A Domestic Carrier with a market share of 25% or more.

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2.16.3.2	Transfer or acquisition of control in a company requires the approval of the Ministers (“Control Permit”). The Control Permit will lay down the minimum holding percentage in each of the means of control in the Company by the holder of the Control Permit, where a transfer of shares or an issuance of shares by a company, as a result of which the percentage of the holding of the Control Permit holder will fall below the minimum percentage, is prohibited without the prior approval of the Ministers, subject to permitted exceptions (among them – an issuance to the public under a prospectus, or sale or private placement to institutional investors)[32].

2.16.3.3	Holdings not approved as aforesaid will be considered “exceptional holdings”, and the Order states that exercise of a right by power of exceptional holdings will not be valid. The Order also contains provisions authorizing the Ministers and the company to apply to the courts with an application for the enforced sale of exceptional holdings.

2.16.3.4	A duty to report to the Ministers upon demand is imposed on the Company, on any information on matters relating to provision of an essential service.

2.16.3.5	At least 75% of the members of the Board of Directors of the Company must be Israeli citizens and residents who have security clearance and security compatibility as determined by the General Security Service. The Chairman of the Board, the external directors, the CEO, the Deputy CEO and other office-holders in the Company as listed in the Order, must be Israeli citizens and residents and have security clearance appropriate to their functions.

2.16.3.6	“Israeli” requirements are laid down for the controlling shareholder in the Company: for an individual – he is an Israeli Entity (as defined in the Order); for a company – it is incorporated in Israel, the center of its business is in Israel, and an Israeli Entity holds at least 19% of the means of control in it.

2.16.3.7	The approval of the Ministers is required for granting rights in certain assets of the Company (switches, cable network, transmission network and data bases and banks). In addition, grant of rights in means of control in subsidiaries of the Company, including allotment of more than 25% of the shares in the subsidiary, requires the approval of the Ministers.

2.16.3.8	Certain actions of the Company require the approval of the Minister of Communications, among them voluntary liquidation, a settlement or arrangement between the Company and its creditors, a change or reorganization of the structure of the Company, a merger and split of the Company.

[32]	For the minimum rate of holding of control of B Communications Group and falling below this rate, see Section 1.7.6.3.

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2.16.4	Authority with respect to real estate

Pursuant to the provisions of Section 4(F) of the Communications Law, the Minister of Communications granted the Company certain powers in connection with real estate, as set out in Chapter Six of the Law.

The law distinguishes between land owned by the State, the Development Authority, the Jewish National Fund, a local authority or a company lawfully established and owned by one of them, and a road (“Public Land”), and other land (“Private Land”). With regard to Public Land, the Company and any person authorized by it, can enter it to perform network deployment and maintenance works and to provide telecommunication services, provided that the deployment is executed according to the provisions of the Planning and Construction Law. The amendment to the Communications Law and the Planning and Construction Law in the Economic Arrangements Law cancel the duty to obtain the approval of the local Planning and Construction Committee, so certain actions do not require a building permit if performed by a license holder that was granted powers under section F of the Communications Law, if carried out according to an approved plan.

A network on Private Land will be deployed according to the provisions of the Planning and Construction Law and requires the consent of the landowner, the lessee in perpetuity or the protected tenant, as the case may be.

Under the provisions of the Telecommunications (Installation, Operation and Maintenance) Regulations, 1985, if the Company is of the opinion that providing a telecommunications service to an applicant requires the installation of a telecommunications device on the applicant’s premises (or shared premises), the Company may request that the applicant, as a prerequisite for providing the requested service, allocate a suitable place on the premises for installation of the device, for the sole use of the Company, and it may use the device to provide service to other applicants as well.

Under the provisions of the Planning and Construction (Application for a Permit, its Terms and Fees) Regulations, 1970, an applicant for a permit to construct a residential building is required to install infrastructures for telephone, radio, television and Internet services so that the customer can choose whichever provider it prefers. In commercial buildings, if preparations for communications are installed, an underground infrastructure must be laid. At the same time, the Company’s license was amended (as were the licenses of HOT Telecom and DBS), so that if the Company uses the internal wiring (part of the access network installed in residences and in apartments intended to be used by those residences only) for provision of its services, it is obliged to provide maintenance services for that wiring installed by the permit applicant, without this granting it any proprietary rights in the internal wiring. Pursuant to the hearing published on May 7, 2015 on the subject of wiring in residential buildings, the Ministry of Communications is holding a round table with the Company, DBS, HOT and IBC to reach an arrangement regarding installation of infrastructure in new buildings.

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2.16.5	Immunities and exceptions to liability

The Minister of Communications granted the Company certain immunities from liability for from damages listed in Chapter Nine of the Communications Law, in accordance with his authority to grant immunity to a general license-holder.

In addition, Section 13 of the Communications Law contains exceptions to criminal and civil liability for an act done in fulfillment of a directive to provide services to the security forces in that section.

2.16.6	Regulations and rules under the Communications Law

At the date of publication of this Periodic Report, regulations in three additional and important areas apply to the Company: (1) cessation, delay or restriction of telecommunications actions and services; (2) installation, operation and maintenance; and (3) ways of overseeing the actions of the license-holder.

2.16.7	Antitrust laws

2.16.7.1	The Antitrust Commissioner (in this section – “the Commissioner”) declared the Company a monopoly in the following areas:

A)	Basic telephone services, provision of communications infrastructure services, and transfer and transmission of broadcasting services to the public.[33]

B)	Provision of high-speed access services through the access network to the subscriber.[34]

C)	Provision of high-speed access services for ISPs through a central public telecommunications network.

The Commissioner’s declaration of the Company as a monopoly constitutes prima facie evidence of its content in any legal proceeding, including criminal proceedings.

2.16.7.2	The Company has adopted an internal compliance procedure containing internal rules, guidelines and an internal reporting and control system, the purpose of which is to ensure that the activities of the Company and its employees are carried out in accordance with the provisions of the Antitrust Law.

[33]	Declaration on July 30, 1995.

[34]	On November 10, 2004, the Commissioner split the declaration of December 11, 2000 on internet access infrastructure into two separate declarations (Declarations 2 and 3).

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2.16.7.3	With regard to the merger between the Company and DBS, see Section 1.1.2.

2.16.7.4	As part of the approval of the merger of the Company and Pelephone on August 26, 2004 (as subsequently amended), restrictive terms were imposed, mainly prohibiting discrimination in favor of Pelephone in the supply of a product in which the Company is a monopoly, prohibiting the bundling of the supply of certain products by any of the companies when purchasing products or services from the other, and restrictions on certain joint activities.

2.16.7.5	Under the merger approval of Walla and the Company of September 12, 2010, terms were imposed restricting discrimination in favor of Walla vis-à-vis its competitors.

2.16.7.6	On October 11, 2011, the Antitrust Authority informed the Company that the Commissioner was considering issuing a ruling in accordance with his powers under Section 43(A)(5) of the Antitrust Law, that the Company had abused its position in contravention of the provisions of Section 29A of the Antitrust Law. The notice stated that the Commissioner is considering stipulating that the Company refused to provide transmission services for the provision of telephony and internet services to Cellcom and Partner. It should be noted that as of October 2010, in accordance with the decision of the Ministry of Communications, the Company provides infrastructure and transmission services to both Cellcom and Partner.

2.16.7.7	On November 16, 2014, the Company received the decision of the Deputy Commissioner of the Antitrust Authority pursuant to Section 43(A)(5) of the Antitrust Law, to the effect that the Company had abused its position as a monopoly and determined unfair purchase and sale prices of a service in a monopoly, in contravention of the provisions of Section 29A to the Antitrust Law 1988 in setting a negative margin by determining lower prices for internet and telephony services than for internet infrastructure only, in a campaign. The decision states that these prices places competitors who wish to offer this service at a disadvantage. The Company filed an appeal with the Antitrust Tribunal against the decision.

2.16.8	The Telegraph Ordinance

The Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies as part of its infrastructure. The set-up and operation of a system that uses radio frequencies is subject, under the Telegraph Ordinance, to grant of a license, and the use of radio frequencies is subject to the designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for the designation and allocation of frequencies.

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The Government deals with the shortage of radio frequencies for public use in Israel (among other reasons, due to the allocation of a large number of frequencies for security purposes), by limiting the number of licenses granted for the use of frequencies, and providing incentives for efficient use of frequencies.

2.16.9	Setting up communications facilities

2.16.9.1	General

The National Outline Plan for communications, NOP 36 (within the Green Line) and NOP 56 (in the Administered Territories), were designed to regulate the deployment and manner of set-up of communication facilities in a way that would ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards and minimizing the damage to the environment and the landscape, and also to simplify and increase the efficiency of the processes involved in setting up the facilities.

The classification of the facilities according to their technical variables and physical dimensions, which affect the determination of safety ranges for protection against the effects of radiation and the extent to which they protrude on the landscape, determine which facilities will be included in Part A of the NOP 36 and which in Part B of the Plan.

The Company has erected and is erecting broadcasting facilities and wireless communication facilities for providing broadcasting services to its customers, and uses such communication facilities, mainly for providing services to areas that are not connected to the fixed-line communications infrastructure (remote areas or new towns).

2.16.9.2	NOP 36A

A)	Part A of NOP 36 deals with guidelines for erecting small and miniature broadcasting installations.

B)	The Company has obtained building permits for most of the small broadcasting installations in accordance with NOP 36A. From time to time, a need arises to add broadcasting installations which require that building permits be obtained in accordance with NOP 36A.

C)	Given the exemption granted under the orders of the Planning and Construction Law and of the Communications Law, the Company believes that it is not obliged to obtain building permits for miniature broadcasting installations, which are “wireless access facilities” under those laws.

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D)	Since 2008, a draft amendment to NOP 36A (NOP 36/A/1) mainly dealing with changing the guidelines for the licensing of small and miniature broadcasting installations, including determination of different licensing tracks are defined (fast and standard) depending on the location and the public safety range of each installation, and indemnification arrangements for compensation claims under Section 197 of the Planning and Construction Law has been tabled and waiting in the government.

Adoption of the draft and making it binding may give rise to practical difficulties which could impede the Company’s ability to provide the public with some of the services it is required by law to provide.

2.16.9.3	NOP 36B

Part B of NOP 36 contains guidelines for setting up large broadcasting facilities. In the January 2008 draft plan (which was presented to the government for approval in August 2010, but is yet to be approved), the definition of a large broadcasting facility was changed so that the licensing of broadcasting facilities which prior to the proposed amendment were classified as large, would be according to NOP 36/A/1 (if and when approved), which does not include transition provisions for an abridged licensing proceeding. The change in definition for small and large broadcasting facilities may give rise to practical difficulties which could impede the Company’s ability to provide the public with the services it is required by law to provide.

The January 2008 draft contains a transition provision which is expected to allow grant of a license for existing broadcasting installations even if they do not meet the requirements of NOP 36B, subject to certain terms and restrictions, provided that they are in compliance with the safety restrictions described in the Plan. The January 2008 draft also proposes to include a provision requiring the permit applicant (including for existing sites) to provide the local committee with a deed of indemnity for compensation under Section 197 of the Planning and Construction Law, if a court rules against the committee.

NOP 36B has not yet been approved by the government and there is no certainty as to the final text that will be approved.

The Companies assessments concerning the effect of the amendments to NOP 36 (Parts A and B) on the Company’s operations and performance are forward-looking information. These assessments may not materialize, or they may materialize significantly differently than foreseen, in part depending on the final text of the relevant NOP 36. As mentioned above, at this stage, before publication of the final text of the NOP, the Company is unable to estimate the full impact of the amendments on the Company.

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2.16.9.4	NOP 56 – Communications facilities in the Administered Territories

NOP 56 came into force in June 2008, and regulates the manner of erection and licensing of communications facilities in the Administered Territories. The Plan contains transition provisions for facilities erected with a permit for small installations.

The Plan also includes a requirement for production of a communications license and receipt of the consent of the Commissioner of Government Property at the Civil Administration.

The Company has arranged the licensing for 76 installations in the Administered Territories, and is in the process of licensing the remaining five installations in the Administered Territories. Moreover, in November 2016, the Company received an notice from the Civil Administration (Communications Staff Officer) that it must also organize the licensing of facilities on the customer’s premises (as opposed to the foregoing facilities in the Company’s possession). The Company estimates that this means dozens of sites and it is reviewing its position on the subject.

2.16.9.5	For details on radiation permits for communications and broadcasting facilities, see Section 2.15.

2.16.9.6	Exemption from a permit to add antennas to existing lawful broadcasting facilities

The addition of an antenna to an existing, lawful broadcasting facility is exempt from a permit, subject to meeting a combination of conditions and exclusions, which are set out in the Planning and Building (Works and Buildings that are Exempt from a Permit) Regulations, 2014. The Company is taking the required steps to add antennas to its broadcasting facilities according to the mechanism set out in these regulations.

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2.17	Substantial agreements

The following is a brief description of substantial agreements outside the normal course of the Company’s business, which were signed in the reporting period and/or which are in force.

2.17.1	For the Deeds of Trust of the debentures (Series 6-10) issued by the Company, see Note 12.3 to the 2016 financial reports and Section 5 of the Board of Directors’ report.

2.17.2	Real estate

2.17.2.1	Asset transfer agreement between the Company and the State, January 31, 1984

An agreement between the State and the Company, under which the Company was granted the State’s rights in assets which the Ministry of Communications used for providing telecommunication services, and the Company assumes the rights of the State in those assets and for the obligations and liabilities relating to those rights immediately prior to implementation of the agreement. Moreover, under this agreement, the State’s rights, powers, obligations and duties, as well as the contracts and transactions that were in force for telecommunication services immediately prior to application of the agreement, were transferred to the Company.

2.17.2.2	Settlement agreement dated May 15, 2003 between the Company and the State and Israel Lands Administration, in the matter of rights relating to real estate, See Section 2.7.4.3.

2.17.2.3	Agreement between the Company and the Postal Authority dated June 30, 2004

An agreement between the Company and the Postal Authority to define and regulate the rights of the Company and the Postal Authority in their joint assets. The agreement listed the joint assets and defined the part of each party in them. It was determined that each of the parties shall have exclusive rights in its parts, except for the matter of rights in common property, building rights or rights for which there is an explicit other determination. The agreement determines, among other things, a mechanism of right of refusal if a party wishes to make a sale transaction and a priority right for a rental transaction. For a number of additional properties, the party with exclusive rights in them, in whole, will be one named party.

2.17.3	Employment agreements

2.17.3.1	A comprehensive pension agreement dated September 21, 1989, between the Company, the Histadrut and the joint representation of workers committees, and Makefet Fund – Center for Pension and Compensation Cooperative Association Ltd, provides a full and autonomous arrangement in everything relating to the pension insurance of Company employees. The agreement applies to all transferred employees (who were transferred from the Ministry of Communications to the Company), all of the members of the cumulative pension fund who were employed by the Company on the date of execution of the pension agreement, and all permanent and temporary Company employees, with the exception of special employee groups (students, employees under personal contracts or employees working according to another alternative arrangement).

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2.17.3.2	Special collective agreement for early retirement dated November 23, 1997, as amended and extended on September 4, 2000, March 18, 2004, April 17, 2005 and June 28, 2005, between the Company, the Histadrut and the Union.

A collective agreement for early retirement of employees in a pension track and an increased compensation track, under which Company employees retired in the past. The renewed collective agreement of December 2006 mentioned in Section 2.17.3.6 is based, inter alia, on this agreement. For information on this matter and the matter of early retirement, also see Note 15 to the 2016 Financial Statements.

2.17.3.3	Agreement to affirm rights dated September 4, 2000 between the Company, the Histadrut and the Union.

A special collective agreement relating, inter alia, to affirmation of the rights of the transferred employees (who were transferred from the Ministry of Communications to the Company). This agreement affirms the rights of the transferred employees to any pension right to which they were entitled by power of being former civil servants, under the Company’s pension agreement adopted by the Company as part of its pension agreement. Under this agreement, these rights become “personal rights” which cannot be canceled except by a waiver of personal rights under law (in other words, by personal waiver by the employee himself or herself).

2.17.3.4	Generation 2000 agreement dated January 11, 2001 between the Company, the Histadrut and the Union

Following an amendment in July 2000 to the Hiring of Workers by Human Resource Contractors (Amendment) Law, 2000, a special collective bargaining agreement was signed on January 11, 2001 for hiring new employees and stipulating the terms of their salaries. The agreement applies to new employees and employees who were previously employed at the Company through human resource companies, in positions listed in the appendix to the agreement (customer service representatives at call centers, typists, warehouse employees, secretaries, mail sorters and distributors, porters, drivers, forklift operators and others). Under the special collective agreement of December 2006 (see Section 2.17.3.6), it was agreed that the Generation 2000 agreement would not apply to such employees who were hired by the Company after July 1, 2006. It was also agreed to insert minor amendments into the terms of employment of workers hired under the Generation 2000 agreement.

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2.17.3.5	Agreements with alternative entities that replaced the Makefet Fund in everything relating to early retirement arrangements of Company employees

As of 2005, the early retirement arrangements of the Company’s employees is implemented through alternative entities in place of Makefet Fund.

On April 24, 2014, the Company and Menorah Mivtachim Insurance Ltd. signed an agreement regulating pension payments for the early retirement of Company employees and provision for the payment of old-age and survivors’ pensions to employees who retire from the Company under the special collective retirement agreement signed by the Company, the Union and the Histadrut on February 12, 2014. The Commissioner of Insurance approved the policy and it entered into force on March 31, 2016. Accordingly, as of May 1, 2016, Menorah issued policies for retiring employees, and payment of the annuities and related payments is made on the basis of these policies. The agreement period is until the end of 2016 and in February 2017 it was extended for a further three years.

2.17.3.6	With respect to the special collective agreement of December 2006 and its amendments, see Section 2.9.4.

2.17.4	Management agreement

For information about the updated agreement between the Company and Eurocom Communications granting the Company regular management and advisory services for a period of three years as from June 1, 2016 in consideration of NIS 6,432 thousand per year, see the immediate report dated May 26, 2016 (Reference No. 2016-01-034578 - convening a special general meeting), which are included in this report by way of reference.

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2.18	Legal proceedings

The Company’s reporting policy is based on qualitative and quantitative considerations. The Company decided that the bar of amount materiality would be events affecting the Company’s net profit by 5% or more according to its latest annual consolidated financial statements. Accordingly, this section describes legal proceedings involving NIS 80 million or more35 (approximately NIS 60 million of the net profit), and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which prima facie does not reach the above amount bar (and all unless the Company believes the claim has other aspects and/or implications beyond its monetary amount). In regards to class actions, it is noted that submission of class actions in Israel does not involve payment of a fee deriving from the amount of the claim. Accordingly, the amount of a claim in claims of this type may be significantly higher than the scope of true exposure for those claims.

Pending proceedings

Date	Parties	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
A.	January 2015	Shareholder v. the Company and Company Officers	District Court (Tel Aviv, Economic Department)	Request to approve a class action	Claim for compensation of shareholders for losses, which according to the claim, were caused by “omissions by the Company to report to the Tel Aviv Stock Exchange (TASE) and to conceal material information from the investors”, relative to two significant and material issues: “Reduction of interconnection fees” and the “Reform in the wholesale market”.
The members of the represented group are divided into two separate groups:
In regards to the reduction of interconnect fees - any person that purchased Company shares (except the Respondents and/or their representatives) as of February 28, 2013 and held the shares until May 29, 2014; and in respect to the reform in the wholesale market - any person that acquired Company shares (except the Respondents and/or their representatives) as of June 9, 2013 and held the shares (in whole or in part) until the date of submission of the claim or, alternatively, until January 15 to January 20, 2014.
				As it emerges from the Company’s reports to the public (and as indicated in the petition), the Company reported on these two matters via immediate reports to the public, as well as via its periodic reports (annual and quarterly reports), which included all the material and relevant information relative to these matters, and all reports were lawful.	Approximately NIS 2 billion (based on the Shortage of Money method) and, alternatively, approximately NIS 1.1 billion (according to the Approximate Shortage of Money) method.

[35]	For reviewing claim amounts vis-à-vis this bar, the amounts were linked to the CPI. The amounts noted in this section are the original amounts (without linkage differentials). On the matter of the bar, where similar proceedings take place against a number of companies in the Group, the amount of the claim might be reviewed cumulatively in respect of all the proceedings together. In addition, it is clarified that if certain proceedings relate largely to the same legal or factual issues, or it is known that such issues are reviewed or considered together, then for setting the bar of quantitative materiality as noted in these sections, the amount involved was examined in all those proceedings together.

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B.	March 2015	Shareholder	District Court (Tel Aviv, Economic Department)	Motion for approval of a claim as a derivative claim, including a statement of derivative claim	The claim was fined against the Company (“the Company”), Mr. Shaul Elovitch, the controlling shareholder (indirectly) of the Company and Chairman of its Board of Directors, and Company directors who voted for the Company’s transaction under the application, as set out below (“the Respondents”).
According to the allegations in the application, the Company decided, through the Respondents, to enter into a transaction to purchase all the holdings and shareholders loans of Eurocom DBS (a company indirectly controlled by the Company’s controlling shareholder) in DBS in return for NIS 680 million in cash and contingent considerations of up to NIS 370 million.
The plaintiff claims that the consideration which is expected to be paid for the transaction is exorbitant and the decisions of the Respondents to enter into the transaction caused the Company great damage after they were in breach of their duty of care and fiduciary duties towards the Company and were negligent in their positions. The plaintiff also alleged that the Company’s controlling shareholder violated his duty of fairness and that the Company was in breach of its duty of disclosure and reporting regarding the commitment of the trustee of Eurocom DBS’ holdings in DBS to sell the holdings as from the end of March 2015.
In view of the foregoing, the plaintiff requests that the court approve filing of a derivative claim on behalf of the Company against the Respondents for the damage allegedly incurred by the Company as a result of the Respondent’s decisions with respect to the transaction of NIS 502 million.
On January 26, 2017, the court approved submission of a revised motion by the plaintiff that includes further claims relating, inter alia, to the independence of the parties advising the Company, alleged faults in the work of the Audit Committee, Board of Directors and general meeting, and alleged faults stemming from representation of Eurocom by entities serving as directors in the Company.	502
C.	August 2015	Customer v. the Company	District Court (Tel Aviv)	Action and request to approve it as a class action	It was alleged that the Company abused its position as a monopoly to price its services in a manner that limits the ability of its competitors to offer fixed-line telephony services at competitive prices, among other things, by offering its customers fixed-line telephony services at the lowest price charged for Internet infrastructure services only, i.e. for a critical input for the activity of its competitors, which operate using VoB technology (in this matter it is noted that in November 2014, the Antitrust Authority ruled that the Company abused its position as a monopoly and the Company filed an appeal with the Antitrust Tribunal against the ruling - see Section 2.16.7.7). The plaintiff argues that the damage to the public resulting from the above was estimated by reviewing the difference between the fixed-line telephony market price and comparing it with the weighted hypothetical price that would be charged in a market with competition that would lead to a long-term reduction in prices. According to the plaintiff’s claims, the members of the represented group are all fixed-line telephony service subscribers, whether provided by the Company or its competitors, including through VoB technology, as of January 15, 2011 until the date of filing the application.
In November 2016, the court approved the Company’s motion for a stay of proceedings in the case for reasons of pending proceedings at the Antitrust Tribunal, which is deliberating the issues of the same nature as those at the center of the approval application (see Section 2.16.7.7).	244

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D.	November 2015	Customer v. the Company	Central District Court	Action and motion for certification as a class action	It was alleged that the Company abused its position as a monopoly by “preventing and blocking competition in general and effective competition in the Israeli communication market”, and acted to delay and prevent the wholesale market reform, thereby causing damage to the Israeli public and earning unreasonable profits only as a result of abusing its power as a monopoly. According to the plaintiffs’ allegations, the damage caused by the Company to the communication market in Israel is expressed by the Company’s excessive and unreasonable profits and they wish to claim damages of NIS 800 million, which they allege is based on 10% of the Company’s surplus operating income stemming from abuse of its monopolistic power. Accordingly, the plaintiffs set the amount of the claim at NIS 556 million, after the amount was reduced in another action (an application for certification of a class action dated August 2015, which is described in Section C above, for NIS 244 million for claimed abuse of monopolistic power and refers to the Antitrust Commissioner’s decision).
It is noted that another motion on the same matter filed against the Company in March 2016 was struck out in May 2016 due to the similarity to the above motion. Subsequently, and for the court’s approval, the above plaintiff filed a motion for certification of a class action on the same matter.
						556
E.	June 2016	Customer v. the Company	Tel Aviv District Court	Action and motion for certification as a class action.	It was alleged that the Company was deceptive by offering a campaign to upgrade the internet surfing speed to certain customers without any additional fee and it subsequently actually charged some of the customers. On March 28, 2017, the plaintiff filed a motion to abandon the proceeding. No decision has yet been given on the motion.	112
F.	August 2016	A customer v. the Company and an ISP	Tel Aviv District Court	Action and motion for certification as a class action	It is argued, inter alia, that the defendants act unlawfully with respect to the transfer of internet subscribers from one ISP to another in that the subscriber is not disconnected immediately from the abandoned ISP and as a result is charged twice for the same service.	*
G.	September 2016	Cellcom and Partner	Tel Aviv District Court	Opening order for declarative relief and orders for mandamus against the Company	In the context of the action, the court is asked, inter alia: (1) to declare that the Company is obligated to market those ISPs who are among the Applicants as part of the joint bundles marketed by the Company (“Reverse Bundle”) in an equal manner and in accordance with the Ministry’s instructions and to instruct the Company to do so. (2) To declare that the obligations imposed on the Company with respect to the supply of managed wholesale broadband access include an obligation to install and connect customers of 013 Netvision and 012 Smile to the Company’s infrastructure up to the first socket in their home, and to instruct the Company to do so. (3) To declare that the Company is obligated to allow the Applicants and/or any one of them to use the passive infrastructure that it owns and to instruct the Company to do so.	*

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H.	August 2016 and December 2016	Customer v. the Company	District Court of Tel Aviv and the Central District	Two actions together with motions for their certification as class actions	Two motions claiming that the Company charges a monthly payment of NIS 5.93 for “support and/or liability” as part of using its internet infrastructure, unlawfully and without consent.
Due to the similarity between the motions, the motion was transferred from the Central District Court to the Tel Aviv District Court and a motion was filed to strike out one of the actions.
					On March 26, 2017, the Court ruled to strike out the consolidated motion (the motion from December 2016 in the amount of NIS 160 million).	* One action for an unknown amount and the other - 160
I.	February 2017	Customer v. the Company	Central District Court	Two motions for certification as class actions	They claim that the Company collects payment form some of its customers for an antivirus service, while in practice it does not provide them with such service, and that it starts charging for provision of the service from signing of the agreement with the customers and not from actual provision of the service. Accordingly, the Applicant requests requiring the Company to compensate its customers that purchased the service and did not actually receive it for the damages incurred by them, including refunding of amounts collected for the service.
					It is noted that in the same month, another action together with a motion for certification as a class action was filed with the Jerusalem District Court on the same matter.	* There is no accurate estimation, estimated at NIS tens of millions. Amount of the additional action - 11
J.	February 2017	HOT v. the Ministry of Communications and others (including the Company)	Supreme Court	Petition to the Supreme Court	A demand for a hearing regarding the wholesale market prices for HOT, inter alia, claiming that the prices which are expected to be fixed are lower than the cost price for HOT.	-

Legal proceedings which ended during the reporting period or by the date of publication of the report

	Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS in millions)
A.	February 2012	Claim against the Company, Pelephone and two other additional cellular companies	District Court (Jerusalem)	Action and request to approve it as a class action	The plaintiffs alleged that the Respondents do not offer the disabled members of the public accessible handsets and services in a fitting manner, and that they are therefore in breach of the law and the regulations. In January 2014, a decision was made with the consent of the parties whereby the claim will be discussed together with another claim on the same matter, which was filed against other communication companies. In April 2016, a compromise settlement in this case was validated as a court ruling thus concluding the proceeding. On this matter, see also the update to Section 3.16.2B.	361

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B.	July 2012 November 2012 (Two claims that were unified)	Two shareholders v. Company officers (including those that are no longer in office)	District Court (Tel Aviv, Economic Department) and appeal in the Supreme Court	Derivative claim and request to approve a derivative claim Declarative reliefs	It was argued that members of the Board of Directors were in breach of their duty of caution and fiduciary obligations towards the Company, by approving loans which were not used for the Company’s benefit and were designated for the distribution of dividends, and were therefore in a conflict of interests. Alternatively, the Plaintiff alleged that the resolutions passed by the Board of Directors with respect to the aforementioned loans created a tax exposure for the Company due to the fact that the financing expenses are not recognized for tax purposes. Inter alia, declarative relief was requested for nullification of loans taken by the Company from the date of the change of control t, and restitution of dividends by the Company’s controlling shareholder.
On September 17, 2014, a decision was made rejecting the two claims, since the court found, inter alia, that it was not proven that the respondents (officers) made their decisions in breach of their duty, or that they deviated from the confines of their prerogative, or that they damaged the Company.
On December 28, 2016, a Supreme Court ruling was handed down in two appeals filed against the District Court’s ruling by the Applicants of both motions, unanimously dismissing the appeals after the Supreme Court accepted the Company’s arguments and charging the Applicants expenses. To the best of the Company’s knowledge, one of the Applicants filed a request for another hearing on the case with the Supreme Court, but has not yet paid the deposit for expenses.	900, one claim 2,640 (net) in the other
C.	April 2013	Shareholder v. the Company and the Company’s Controlling Shareholder, B Communications	District Court (Tel Aviv, Economic Department)	Declarative relief claim	The court was requested to declare that the controlling shareholder of the Company has a personal interest in the distribution of dividends distributed in 2013 with the approval of the general meeting, and to instruct the Company to publish information and documents, and to summon economy experts whose opinions were published by the Company.

*
June 2013	A shareholder (the same shareholder that filed the claim in April 2013) against the Company and the (indirect) controlling shareholder of the Company, Eurocom Communications	District Court (Tel Aviv, Economic Department)	Declarative relief claim	Request for a declarative ruling determining that the general meetings of the Company’s shareholders dated April 24, 2013 and June 13, 2013 were illegally managed, and that the form of compensation determined and approved in the Company’s general meeting dated June 13, 2013 relative to the services of four Company directors (as part of the management agreement with Eurocom) is illegal.
The deliberation on both proceedings was postponed until a final decision is made relative to the appeal to reject the request to approve the derivative claims indicated in row B above (in view of the similarity of the claims in the foregoing proceedings). Upon dismissal of the appeals in the same motions, as set out in the row B above, both of these actions were dismissed in agreement on January 3, 2017.	*

*	The amount of the claim is not indicated, or the claim is not a financial claim.

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2.19	Business objectives and strategy

2.19.1	Forward-looking information

The following review of Company strategy includes forward-looking information as defined in the Securities Law, and involves assessments about future developments in the economy in general relating to customer behavior and needs, the pace of adoption of new services, technological changes, regulatory policy, marketing strategies of competitors, and the effectiveness of the marketing strategy of the Company.

The Company’s strategy and the business objectives stemming from it are based on internal research, secondary sources of information, and primarily – the reports of research companies, publications about the activities undertaken by similar communications operators in Israel and around the world, and the work of consultants who assist the Company.

Nevertheless, it is far from certain that the strategy and the main activities described here will actually be implemented or implemented in the way described. The circumstances that could lead to non-implementation of the strategy or even its failure lie in the general condition of the economy, frequent technological changes, regulatory constraints, the formation of a sustainable business model for new services that the Company intends to provide, and a superior marketing strategy by competitors. In addition, a change in ownership of the Company could result in a change in its strategy and its business objectives.

2.19.2	Strategy summary and intentions for the future

2.19.2.1	Vision and purpose

The Company’s objective is to be a market leader in the domestic and business arena and to provide the customer with a total communications solution. The Company’s objective is to be a market leader in the domestic and business arena and to provide the customer with a total communications solution. In the private sector the Company provides such solutions for the home; in the business sector the Company provides a smart network on which a range of advanced services operate. As from 2016, the Company started providing smart communication services on an IOT platform, to homes, businesses and municipalities (on this matter, see Sections 2.1.4.2 and 2.2.5.9).

The objective: to maintain the Company’s competitive position and continue being the customer’s first choice in telephony, internet and telecommunications. To attain this goal, the Company has set itself a number of challenges:

A)	Preservation of leader status in an environment of intensifying competition (leader in service and strengthening of perceived values – innovative products, reliability, proximity to the customer);

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B)	Encouraging the recruitment of new customers and fidelity motivators among existing customers;

C)	Creation of new sources of income by launching new services and products;

D)	Ongoing adaptation of the organization to the competitive and technological environment and operational excellence.

2.19.2.2	Means

To implement this strategy and attain these objectives, the Company uses and will continue to use the following means:

Business customers

To offer diverse bundles of products and services that meets the business needs of the customer;

To provide integrated telecommunications solutions according to customer needs, while applying a strategy of commitment to service quality and availability;

To encourage customers to migrate from basic services to managed solutions for organizational and inter-organizational connectedness.

Private customers

Wider bandwidth of customers and sale of advanced products and services on the new NGN;

Supply of differential debit tracks to suit customer needs;

Strengthening the positioning of the Company’s telephony services, with emphasis on advanced applications and the penetration of advanced terminal handsets.

Levering Group assets for the purpose of providing the customer with a comprehensive communications solution.

Network

In order to attain its strategic objectives, the Company is working on improving the existing network and adapting it to its business goals, including by the deployment of optical fibers and by investing in the heart of the network. See also Sections 2.6.6.2 and 2.7.2 on the subject of NGN and deployment of optical fibers.

2.19.3	Development trends in the company’s business

2.19.3.1	The Company is working to increase the data-transmission rates in the services it provides to its customers. The Company is working to increase data transfer speeds in the services it provides for its customers, and its marketing initiatives aim to transfer customers to faster Internet surfing speeds. For its business customers, the Company is also launching transmission and data communication services at high speeds and in a range of interfaces and managed services.

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2.19.3.2	The Company is working to continue integrating into IP applications. To achieve this, it has established an IP network company to serve as a platform for the services it provides today and those it intends to provide in the future.

2.19.3.3	The Company markets fixed-line and wireless home network services for surfing from a number of computers simultaneously, as well as additional services (Bphone, Bcloud, Free Wi-Fi, and Bhome).

2.19.3.4	The Company has launched a range of debit tracks for telephony services alongside its basic tariff structure, so as to increase the extent of use of its services and vary the offering of tracks based on the needs of the customers.

2.19.3.5	The Company markets bundles that include additional services to those of the Company (see Section 1.7.2.2).

2.19.4	Main projects – planned and in progress

At the end of 2015, the Company completed deployment of the NGN everywhere. With regard to the Company’s deployment of an optic network as close as possible to the customer’s premises, see section 2.7.2.

The Company is also developing and implementing advanced computer systems, among them a network engineering management system, and a service order and delivery management system.

2.20	Risk Factors

The Israeli market in which the Company operates is essentially stable. Nevertheless, there are risk factors stemming from the macroeconomic environment, from the unique characteristics of the industry in which the Company operators, and risk factors that are unique to the Company, as described in the following sub-sections:

2.20.1	Competition

The competition in the domestic fixed-line communications industry has recently intensified, both on the part of other domestic carriers, first and foremost HOT (holder of a general license), and on the part of cellular operators, and it strengthened significantly upon implementation of the wholesale market by communications groups and other communications operators (holders of a special or unified license) competing with the Company in selling end-to-end service packages based on the Company’s infrastructures at prices prescribed by the regulator and not as commercial terms determined in negotiations (see Section 1.7.3). It is possible that there will be competition also from potential infrastructure owners (see Section 2.6). This has led to the churn of some of the Company’s customers and lowering of prices for part of the Company’s services and to a rise in the costs of acquiring new customers and retaining existing ones. The entities competing with the Company at present or those that might compete with it in the future benefit from greater business flexibility than the Company, including the ability to cooperate with subsidiaries and affiliates for marketing joint packages of services (see Sections 1.7.2 and 1.7.3). The ability of HOT to offer such packages (“Triple Play” and even more) with tariff flexibility compared with the restrictions that prevent the Company from doing the same, harms the Company’s ability to compete.

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2.20.2	Government supervision and regulation

The Company is subject to government control and regulation relating, among other things, to the licensing of operations, setting permitted areas of operation, setting tariffs, operation, competition, payment of royalties, providing universal service, holding its shares, relations between the Company and its subsidiaries and a ban on ceasing or limiting its services (which could oblige the Company to provide services even in circumstances which are not economically worthwhile) – for details, see Section 2.16. This control and regulation result at times in government intervention that the Company believes impedes its business activities. In this regard, the Company is exposed to the imposition of various sanctions by the Ministry of Communications, including fines (see Section 1.7.4.6).

In addition, the Minister of Communications has the authority to change the terms of the Company’s license, get involved in existing tariffs and marketing offerings, and impose instructions on the Company. Significant changes in the regulatory principles applicable to communications as a whole and to the Company in particular, could oblige the Company to make changes in its strategic plans, and harm its ability to plan its business activities for the long term. On possible changes following the development of a competition policy document, see Section 1.7.3. For possible restrictions by virtue of the Market Concentration Law on the renewal of licenses and allocation of new licenses, see Section 1.7.4.7.

2.20.3	Tariff regulation

The Company’s tariffs for its main services (including interconnect fees) are subject to government control and intervention. The Minister is authorized to intervene in existing tariffs and marketing offers and impose instructions on the Company (see Section 2.16.1). On average, controlled tariffs erode in real terms. Significant changes in the Company’s controlled tariffs, if implemented could have a materially adverse effect on the Company’s business and results. Regarding the uncertainty about continuing the updating arrangement for the Company’s controlled tariffs, see Sections 1.7.3 and 2.16.1. Additionally, the restrictions applicable to the Company in marketing alternative payment bundles may make it difficult for the Company to provide an appropriate competitive solution to market changes and are materially manifested compared to those competing with the Company basis of its infrastructures in the sale of end-to-end service packages using wholesale BSA services supplied by the Company. In the context of the implementation of a wholesale market, the Ministry of Communications has the power to set the price for which the Company will sell its services to license holders. The low prices determined may adversely affect the Company’s level of revenues and profits (for the wholesale market, see Section 1.7.3).

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2.20.4	Labor relations

The Company’s implementation of human resources and organization plans (including retirement plans and restructuring), involves coordination with the workers and significant costs, including compensation for early retirement. The implementation processes of such plans are liable to cause unrest in labor relations and to be damaging to the Company regular activities – see also Sections 2.9.3 and 2.17.3.

2.20.5	Restrictions on relations between the Company and companies in Bezeq Group

Structural separation - The Company’s general license obliges it to ensure that its relations with its main investees in the Group do not result in preferring them over their competitors. Separation is required between the managements of the Company and those companies, as is separation between the business, financial and marketing systems, assets and employees, which causes duplication and high administration overheads. In addition, at this stage the Company is limited in its ability to offer joint service bundles with those companies (see Section 1.7.2). Due to entry of companies into direct competition with the Company based on the provision of a service bundle to the customer and the option of providing wholesale services for offering customers end-to-end services, and due to the Company’s assessment regarding utilization of DBS’ losses for tax upon cancellation of the separation obligation and merger with the Company (see Note 6 of the 2016 Financial Statements), the risk that this factor will affect the Company’s operations and results has increased. Nonetheless, on the matter of the possibility that in the future the Group will be granted a permit to provide non-divisible bundles of services and cancellation of the structural separation, and for information about additional changes deriving from the wholesale market, see Sections 1.7.2 and 1.7.3.

2.20.6	Legal proceedings

The Company is a party to legal proceedings, including class actions, which could result in it being ordered to pay significant sums, most of which cannot be estimated, and therefore, no provisions have been made in the Company’s financial statements for most of them. In addition, the Company’s insurance policies are confined to defined cover limits and to certain causes, and might not cover claims for certain types of damages. In recent years, class actions against large commercial companies have become more numerous and severe. By their very nature, class actions may reach substantial amounts. In addition, since the Company provides communications infrastructures as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve the Company as a party to such proceedings. For a description of legal proceedings, see Section 2.18.

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2.20.7	Exposure to changes in exchange, inflation and interest rates

The Company measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. The Company’s exposure to changes in currency exchange rates against the shekel is low. The Company’s exposure to inflation rates is high, and therefore the Company takes steps to cover part of the inflation exposure. In addition, the Company has exposure to changes in the interest rates in relation to its borrowings. On this matter, see also Note 29 to the 2016 Financial Statements.

2.20.8	Electromagnetic radiation and licensing of broadcasting facilities

The subject of the electromagnetic radiation emitted from broadcast facilities is regulated mainly in the Non-Ionizing Radiation Law (see Sections 2.15 and 2.16.9). The Company is working to obtain permits to set up and operate its various broadcasting installations; however, the difficulties it faces in this area, including difficulties stemming from the change in policy by relevant entities and amendments to statutes and standards, could impact adversely on the infrastructure of these installations and on the regularity of provision of services using them, and as a result, on the Company’s revenues from these services. The Company’s third-party liability policy does not currently cover liability for electromagnetic radiation.

2.20.9	Frequent technological changes

The communications sector is characterized by frequent technological changes and the shortening of the economic life of new technologies - see Section 2.1.4. The significance of these trends creates a need to invest numerous resources in technology upgrades, a lowering of entry barriers for new competitors, an increase in depreciation rates, and in certain cases, redundancy of technologies and networks owned by the Company, the cost of investment in which is still recorded on its balance sheets.

2.20.10	Dependence on macro-factors and on levels of business activity in the economy

Stability in the financial market and the strength of economies in countries around the world, have recently been subjected to high volatility. So far, the Israeli economy has displayed economic resilience, reflected in further economic expansion, maintaining low levels of unemployment and inflation rates within government targets. Nevertheless, further rising of housing prices, global economic shocks and uncertainty in the political and defense arenas may cast doubt over a continuation of these trends. The Company estimates that if the local market slides once again – following external or internal events – into a slow-down and a worsening of business activity, then its business results will be harmed, inter alia, as consequence of poorer revenues (including revenues from affiliates) or due to an increase in the Group’s finance costs.

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2.20.11	Failure of Company systems

The Company provides services using various infrastructure systems that include, among others, exchanges, transmission, data communication and access systems, cables, computerized systems and others. Some of the Company’s systems have backups, but nevertheless, damage to some or all of these systems, whether due to a technical fault or natural disaster (earthquake, catastrophe, fire), whether due to malicious damage (including through cyber-attacks and penetration of viruses), could cause extreme difficulties in providing service, including if the Company is unable to repair the systems.

It is noted that a significant part of the Company’s activities (consolidated) are in its subsidiaries. The risk factors of these companies and the assessments of their managements as to the risk factors are described in Sections 3.19, 4.15 and 5.19.

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The following table rates the effects of the risk factors described above on the Company’s activities, in the estimation of its management. It is noted that this assessment of the extent of the impact of a risk factor reflects its extent assuming it is realized, and does not assess or give weight to the likelihood of its realization. The order in which the risk factors appear above and below is not necessarily according to the rate of risk.

Table of risk factors - Domestic fixed-line communications36

Extent of risk factor’s impact on Company activities
	Major	Moderate	Minor
Macro risks
Exposure to changes in exchange, inflation and interest rates			X
Dependence on macro-factors and on levels of business activity in the economy		X
Sector-specific Risks
Increasing competition	X
Government supervision and regulation	X
Tariff control	X
Electromagnetic radiation / Licensing of broadcasting facilities		X
Frequent technological changes		X
Risks unique to the Company
Exposure in legal proceedings		X
Difficult labor relations		X
Restrictions on relations between the Company and companies in Bezeq Group	X
Failure of Company systems	X

The information included in this Section 2.20 and the assessments regarding the impact of the risk factors on the Company’s operations and business constitute forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, the Company’s assessments of the market situation, its competitive structure, and possible developments in this market and in the Israeli economy. Actual results may differ significantly from these assessments if a change occurs in one of the factors taken into account in making them.

[36]	It is clarified that the Group companies’ assessments of the impact of the risk factors in the table (in this section and in Sections 3.19, 4.15 and 5.19) did not estimate the probability of the realization of the risk factor but rather, the impact of the risk factor on the relevant company should it be realized. It is also noted that some of the Group companies make estimates of the probability of the scenarios of some of the risk factors mentioned in these sections for certain internal needs of their own, but no orderly estimate is made at the Group level of all the risks listed in the tables in this and the above sections.

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3.	Pelephone – Mobile radio-telephone (cellular telephony)

3.1	General information about the area of operations

3.1.1	Pelephone’s segment of operation

Pelephone provides cellular communications services and sells and services terminal equipment. Pelephone’s services are described more fully in Section 3.2. Pelephone is wholly owned by the Company.

3.1.2	Legislative and regulatory restrictions applicable to Pelephone

3.1.2.1	Communications and mobile telephony license laws

Pelephone’s operations are regulated and controlled under the Communications Law and subsequent regulations, the Wireless Telegraph Ordinance, and the cellular license that it holds. The cellular license prescribes conditions and guidelines that apply to Pelephone’s activities, (for details, see Section 3.14.2).

3.1.2.2	Tariff control

The interconnect fees (supplementary call and text message (SMS) fees collected by Pelephone from other operators) are fixed in the Interconnect Regulations. The other rates fall under certain regulatory control as regulated under the mobile telephony license and the Communications Law (see section 3.14.2).

3.1.2.3	Environmental laws and planning and construction laws

The set-up and operation of a wireless communication infrastructure, including cellular communications, is subject to the provisions of the Non-Ionizing Radiation Law and the required Ministry of Environmental Protection permits, and the provisions of planning and construction laws (see section 3.13.1).

3.1.3	Changes in the volume of activity

For financial information regarding the volume of Pelephone operations, see section 3.3.

Revenue from mobile radio telephony

The mobile radio telephony segment is extremely competitive. The continuous competition in this sector (see section 3.6) has led to high customer churn of subscribers between the cellular operators and erosion of their revenues, and to an increase in the internet browsing volume included in the base package that has caused significant erosion of the average revenue per user. These trends continued and even increased in 2016. In the reporting period, revenues from mobile radio services amounted to NIS 1,818 million compared with NIS 1,999 million in 2015 and NIS 2,453 million in 2014.

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With regard to revenue from hosting services see section 0.

For information regarding minimizing the CDMA network operations, see section 3.7.1.

Revenues from sales of terminal equipment and electronic equipment

The opening of the market to parallel imports and opening of multiple stores selling terminal equipment has led to a decline in the sales of cellular handsets and terminal equipment by the cellular operators. To minimize damage to revenues, Pelephone increased the range of equipment it sells and it also sells non-cellular electronic equipment. The launching of Chinese brands alongside the launch of lower price models of devices of other manufacturers has led to a decline in the average revenue per device. In February 2016, Pelephone launched a private brand of terminal equipment (GINI) that includes several models of devices (see section 3.2.2). Pelephone’s revenues from the sale of terminal and electronic equipment amounted to NIS 812 million, representing 31% of Pelephone’s total revenues, similar to 2015 when the total revenue from sale of terminal equipment amounted to NIS 891 million. Most terminal and electronic equipment is sold with installments. The decrease in terminal equipment sales over the years has led to a decrease in trade receivables as well as a decline in trade payables to terminal equipment suppliers.

3.1.4	Market developments and changes in customer characteristics

The cellular market growth rate is lower due to penetration rate saturation.37 Penetration rate at December 31, 2016 is 122%.

3.1.5	Technological changes than can affect the segment of operation

The cellular telecommunications market is dynamic with frequent technological developments in all areas of operation (handsets, telecommunications network technologies and value added services). These developments impact the segment of operation on a number of levels:

3.1.5.1	Establishment of cellular networks using advanced technologies

Technology developments and the desire to widen the range and quality of services offered to the customer, require the cellular operators to periodically upgrade their network technologies. The cellular networks in Israel operate primarily using the UMTS/HSPA and LTE technologies (which is planned to be upgraded to the LTEA (LTE Advanced) technology). Pelephone intends to upgrade its LTE network to a LTEA network and in February 2017 it submitted an application to the Ministry of Communications for operating this technology. As of Reporting Date the investment in this technology is not expected to be substantial. Pelephone estimates that the investment required for upgrading to the LTEA technology constitutes a forward looking statement. The actual launching could be different to that forecast. Alongside these networks, Pelephone operates a CDMA network for a minimum number of subscribers and is taking actions to reduce the numbers of subscribers who would use this network (see section 3.7.1).

[37]	Penetration rate - the ratio between the number of subscribers in the market and the total population in Israel (excluding foreign workers and Palestinians, although they are included in the number of subscribers).

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Since 2014 Pelephone has been extending its LTE network and as of Reporting Date, the network is available in most parts of the country and Pelephone is continuing to extend it to the rest of the country.

Pelephone constantly reviews new technologies that come onto the market and the need to upgrade its existing network technologies, depending on the competitiveness of the market and the economic viability of the investment in such technologies. With regard to the frequency restrictions see section 3.14.1.2.

3.1.5.2	Smartphones

The penetration of smartphones has led to a rise in the consumption of data transfer services while simultaneously increasing the supply of alternative applications and services to Pelephone’s products and services that are provided by other entities. In addition, there has been an increase in the rate of smartphones that support LTE technology, a technology that allows better browsing. This increase has led to a further increase in consumption of 4G Data.

3.1.6	Critical success factors and the changes occurring in them

3.1.6.1	Diversity of distribution channels

3.1.6.2	Nationwide deployment of an advanced high-quality cellular network, regular maintenance of the high standard network and regular substantial investments in the cellular infrastructure for quality country-wide coverage and for providing customers with the most advanced services using cutting edge infrastructures and technologies (Also see section 3.7.1).

3.1.6.3	Nationwide deployment of sales channels and a diverse range of service channels, including digital channels, allowing effective and quality support and service to a large range of customers.

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3.1.6.4	Adapting the cost structure and streamlining operations allowing Pelephone to confront the increased competition.

3.1.6.5	A Brand that represents a high quality, reliable and state-or-the-art network.

3.1.6.6	Top-notch and skilled work force.

3.1.7	Main entry and exit barriers *

3.1.7.1	Main entry barriers are:

A)	Market penetration rate saturation (see section 3.1.4).

B)	The need for a mobile telephony license, allocation of frequencies that involve vast costs due to, among other things, the shortage of these resources (see section 3.14.1.2) and the regulatory supervision (see section 3.14.2).

C)	The need for significant financial resources for ongoing large-scale investments in infrastructures, which are affected by frequent technological developments (also see section 3.7.1.3).

D)	The difficulty involved in setting up radio sites due to regulatory restrictions and public opposition.

3.1.7.2	Main exit barriers are:

A)	The large investments and the time required to recoup them.

B)	The commitment to provide customers with services is due to the terms of the mobile telephony license and agreements made in accordance with those terms.

* The foregoing entry and exit barriers apply partially and to a limited extent to the virtual operators.

3.1.8	Structure of competition in the sector and changes occurring in it

3.1.8.1	General

As of Reporting Date there are five operators with mobile telephony license in the cellular telecommunications market in Israel (Pelephone, Cellcom, Partner, Golan Telecom and HOT Mobile) and a few MVNO operators with mobile telephony licenses for hosting on another network (virtual operators). The extreme market competition is reflected in the high subscriber churn between operators, substantial erosion of rates and profit margins.

3.1.8.2	In 2016, to the best of the Company’s knowledge, two key changes occurred regarding this matter:

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A)	A network sharing agreement was signed between Cellcom and Marathon 018 (see Section 3.6.2.3). This agreement, was approved by the Ministry of Communications, and increases the number of infrastructure sharing operators to six.

B)	A network sharing agreement was signed between Cellcom and Electra Commodities Ltd. (“Electra”), which acquired all of Golan Telecom’s shares. The acquisition of Golan Telecom shares and the network sharing agreement between Electra and Cellcom were approved by the Antitrust Commissioner and of the Ministry of Communications.

For further information regarding the acquisition of Golan Telecom shares, see section 3.6.2.2.

3.1.8.3	Infrastructure sharing

The infrastructure sharing allows consolidation of the cellular operators’ sites that substantially reduces the operating and maintenance costs of the radio sites. To the best of Pelephone’s knowledge, as of Reporting Date, infrastructure sharing on the market are as follows:

A)	Partner and HOT Mobile operate under radio segment infrastructure sharing through a joint company that received a special license for providing radio cellular infrastructure services to cellular operators.

B)	Cellcom and Marathon 018 engaged in a network sharing agreement, which was approved by the Ministry of Communications.

C)	During the Reporting Period, Golan Telecom hosted on Cellcom’s network and this, to the best of the Pelephone’s knowledge, without a network sharing agreement. At the same time as Electra’s acquisition of Golan Telecom, Golan Telecom, Electra and Cellcom engaged in a network sharing agreement (that was approved by the Ministry of Communications and Antitrust Authority).

3.1.8.4	Virtual operators - MVNO

To date, several MVNO licenses have been granted to virtual operators. Only a few MVNO licenses are active on the market.

In October 2015 Pelephone completed the acquisition of the MVNO operator, Alon Cellular Ltd. (“Alon Cellular”). Part of Alon Cellular’s subscribers were hosted on Pelephone’s network. As part of the acquisition, Pelephone gained approximately 70 thousand new subscribers.

For additional information about the structure of competition, see section 3.6.

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3.2	Services and Products

3.2.1	Services

Description of the services Pelephone provides for its subscribers:

3.2.1.1	Package services that include:

A)	Basic telephone services (VOICE) – basic voice services, call completion and auxiliary services such as call waiting, follow-me, voice mailbox, voice conference call and caller ID, MMS multimedia messages and more.

B)	Browsing and data communications services –internet browsing using 3G and 4G mobile devices.

C)	Messaging service – a service for sending and receiving SMS text messages and multimedia MMS messages.

3.2.1.2	Content services - Pelephone offers its customers content services such as video services, Pelephone cloud backup and storage, anti-virus, a variety of televisions channels (Super TV) and a music library (Musix) that enables listening to a variety of music via mobile phone and PC.

3.2.1.3	Roaming services - Pelephone offers roaming services to customers traveling to countries throughout the world by using their own personal handset, with roaming coverage in more than 220 countries. Pelephone also provides incoming roaming services for the customers of foreign operators staying in Israel.

3.2.1.4	Servicing and repair services – Pelephone offers expanded repair and warranty services; for a monthly fee entitling the customer to mobile handset repair and warranty services, or for a one-time payment at the time of repair.

3.2.1.5	Pelephone provides these services to its subscribers as well as under hosting agreements.

3.2.2	Products

Terminal equipment – Pelephone offers various types of mobile phones, on-board telephones, hands-free devices, and accessories that support its range of services. Pelephone also offers its customers other terminal equipment such as tablets, laptops, modems, television sets, game consoles and related electronic equipment.

In February 2016, Pelephone launched a private brand of terminal equipment (GINI) that includes several models of 4G devices.

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3.3	Revenue from products and services

Breakdown of Pelephone’s revenues from products and services (in NIS millions):

Products and services	2016	2015	2014
Revenue from services	1,818	1,999	2,453
Percentage of Pelephone’s total revenue	69.1%	69.2%	71.7%
Revenue from products (terminal equipment)	812	891	966
Percentage of Pelephone’s total revenue	30.9%	30.8%	28.3%
Total revenue	2,630	2,890	3,419

3.4	Trade receivables

Breakdown of revenue from customers (in NIS million):

Products and services	2016	2015	2014
Revenue from private customers	1,616	1,750	1,930
Revenue from business customers*	1,015	1,140	1,490
Total revenue	2,630	2,890	3,419

*	Revenue from business customers include revenues from hosting agreements.

At the end of 2016 Pelephone has 2.4 million subscribers.

It is noted that Pelephone has 733,000 prepaid subscribers (customers who pay for communications services in advance), the revenues from these customers are not material in relation to Pelephone’s total revenues. It is further noted that the number of prepaid subscribers includes 57,000 subscribers who were considered postpaid subscribers and were reclassified in 2016 as prepaid subscribers.

In addition to Pelephone’s abovementioned subscribers, who are end customers actually using Pelephone’s network, Pelephone provides services under hosting agreements to other cellular operators that use Pelephone’s network to provide services to their customers. Most of the income in 2016 came from Rami Levy. Most of the income in 2015 came from Rami Levy and Alon Cellular (which was acquired by Pelephone in October 2015).

With regard to calculating the number subscribers it is noted that in the second quarter of 2016 Pelephone implemented a one-time derecognition of the CDMA network subscribers that had not made outgoing/browsing used during the six months prior to the date of the derecognition, amounting to 499,000 subscribers (of which 455,000 were pre-paid subscribers and 44,000 were post-paid subscribers), in addition to the derecognition of inactive subscribers that is implemented routinely in accordance with the method for counting subscribers. The derecognition of subscribers follows a series of actions taken by Pelephone to reduce the number of subscribers on this network, which include, among other things, initiating contact and marketing offers targeting CDMA subscribers to switch their handset and/or car set for devices that support the UMTS/HSPA and LTE networks.

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3.5	Marketing, distribution and service

Pelephone’s distribution system includes 28 service and sales centers dispersed throughout the country that provide customer service, sales, repair and customer retention services. In addition to the service centers, the distribution network is reinforced by over 200 stores and stalls (some of which are operated by Pelephone and some by certified resellers). As a rule, these dealers are paid a commission on sales.

During the course of the past year, Pelephone increased its distribution network and began, among other things, to market its services through two large retail networks, at dozens of points of sale throughout the country.

Pelephone’s subscriber service network includes its website and 13 special purpose call centers which provide information and service regarding various matters in three languages, technical support, information regarding customer billing, value added services, sales and general information.

3.6	Competition

3.6.1	General

The numerous cellular operators on the market, resulting from the regulatory measures adopted by the Ministry of Communications in recent years to increase competition in the radio telephony market, led to strong competition that has continued in 2016 as well. The continuing trend led to high subscriber churn among the cellular operators and to a fierce price was resulting in significant erosion of tariffs and of profit margins, on the private customer market as well as the business customer market.

Pelephone expects these trends to continue in 2017, leading to further erosion of revenues. Pelephone is introducing streamlining measures and cost structure adjustments in an effort to reduce the erosion of revenues.

Pelephone’s foregoing estimates are forward-looking information, as defined in the Securities Law. These estimates may not materialize, may materialize in part or in a manner materially different from that forecast.

Breakdown, to the best of Pelephone’s knowledge, of the number of subscribers of Pelephone and of its competitors in 2015 and 2016 (thousands of subscribers, approximate).

11	11	Pelephone	Partner	Cellcom	HOT Mobile	Golan Telecom	MVNOs(1)	Total subscribers in market
As at December 31,	No. of subscribers (2)	2,651	2,718	2,835	1,229	900	177	10,510
2015	Market share	25.2%	25.9%	27%	11.7%	8.6%	1.7%
At Sept 30,	No. of subscribers (2)	2,348	2,693	2,822	1,409	863	209	10,344
2016	Market share	22.7%	26.0%	27.3%	13.6%	8.3%	2%

(1)	Golan Telecom and most of the other MVNOs are private companies which do not publish figures regarding the number of their subscribers and these figures are based on estimates.

(2)	The number of subscribers as of September 30, 2016 and December 31, 2015, are based on the public reports issued by Cellcom, Partner and HOT Mobile.

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3.6.2	Infrastructure sharing agreements and providing right of use of networks

To the best of Pelephone’s knowledge, as of Reporting Date, active radio segment network sharing agreements are as follows:

3.6.2.1	Partner - HOT Mobile

According to the radio segment network sharing agreement between Partner and HOT Mobile, Partner and HOT Mobile established a joint company that obtained a special license for providing radio infrastructure services to a MVNO operator, for 10 years. The purpose of the company, which is held by Partner and HOT Mobile in equal shares, is to maintain and develop one advanced cellular network for both companies and to operate the radio segment jointly.

3.6.2.2	Electra - Golan Telecom - Cellcom

In January 2017 a transaction was signed between the shareholders of Golan Telcom and Electra for the acquisition of Golan Telcom shares. At the same time, Golan Telcom engaged in a network sharing agreement with Cellcom for its 3G and 4G networks and for hosting services for its 2G network. The acquisition transaction and sharing agreement were approved by the Ministry of Communications and Antitrust Commissioner.

It is noted that, according to the announcement by Electra, once the sharing agreement between Cellcom and Electra has been approved, Golan Telecom will no longer be considered as not complying with the terms of its license with regard to the geographic deployment, as required by the Ministry of Communications for the engagement between Electra and Golan Telecom.

3.6.2.3	Cellcom - Marathon 018

In July 2016 a network sharing agreement was signed between Cellcom and Marathon 018 for the 4G network radio segment and for providing the right of use of the 2G and 3G networks. The agreement was approved by Antitrust Commissioner and Ministry of Communications. This agreement increases the number of infrastructure owning operators to six.

Pelephone is not party to any network sharing agreement. The inventory of frequencies available for its network could be smaller than those of some of its competitors and could allow it less flexibility in managing the network and require it to find alternative solutions in order to be able to provide competitive services.

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3.6.3	Positive and negative factors that affect Pelephone’s competitive status

3.6.3.1	Positive factors

A)	An extensively deployed high quality cellular network.

B)	Its positioning as a high-speed, cutting edge cellular network.

C)	The diverse and widespread distribution system operates through call centers and numerous points of sale that are operated by Pelephone, external resellers and through leading retail outlets.

D)	A broad service network and diverse customer service interfaces, enables a high level of customer service.

E)	The sale of sub-brands through designated selling channels alongside the Pelephone brand.

F)	Robust equity structure and positive cash flow.

3.6.3.2	Negative factors

A)	As a subsidiary of the Company, Pelephone is subject to regulatory restrictions for entering other areas of operation and expanding the service bundles it can offer its customers, which do not apply to its competitors.

B)	Restrictions of joint activities with the Company, including marketing of joint service bundles (see section 1.7.2).

C)	The establishment, operating and maintenance costs of Pelephone’s cellular networks are expected to be much higher compared with the competitors that operate through infrastructure sharing.

3.7	Property, plant and equipment

Pelephone’s property, plant and equipment include its core network infrastructure equipment, radio sites, electronic equipment, computers, motor vehicles, terminal equipment, office furniture and equipment and leasehold improvements.

3.7.1	Infrastructure

3.7.1.1	Pelephone currently operates communications networks using three main technologies:

a)	LTE 4G technology is based on GSM standards. The advantages of this technology are larger data communication capacity and faster download rates than with the 3G technologies. All the terminal devices that support this technology also support the 3G technologies and the transition between the technologies is seamless.

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b)	The UMTS/HSPA technology is based on GSM 3G standard. This technology is globally widespread, and enables subscriber identification and services to be provided through a SIM card, which can be moved from one handset to another. This technology supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps.

c)	CDMA technology. To date, this network serves a limited number of subscribers who seldom use the network. The Company expects to cease operating this network in 2017, subject to the provisions of the Ministry of Communications. Pelephone is acting to transfer the existing CDMA network subscribers to the UMTS/HSPA and LTE networks.

3.7.1.2	As of the date of publication of this report, the infrastructures for Pelephone’s networks are mainly based on two switch farms, which are connected to more than 2,300 sites.

3.7.1.3	Launching of the LTE network

Under an agreement from 2014, L.M. Ericsson Israel Ltd. (“Ericsson”) serves as Pelephone’s supplier for deployment of its 4G LTE radio network.

In recent years an amount of NIS 460 million was invested in the deployment of the network, including acquisition of frequencies, and Pelephone estimates that its total investments in infrastructures in 2017 will not be materially different from the investments it made in 2016 and as of Reporting Date, Pelephone does not expect to significantly increase its investment in infrastructure.

In addition, over the coming decade Pelephone will be required to continue establishing new broadcasting sites, among other things to comply with the terms of its mobile telephony license.

Pelephone’s foregoing estimates concerning the costs of setting up the LTE network and payment period are forward-looking information, based on Pelephone’s forecasts and assessments, in part, regarding the speed of expanding and upgrading the network.

3.7.2	Premises used by Pelephone

Pelephone does not own land, and leases premises from others, including the Company, for its operations. Below is a description of the main premises used by Pelephone:

3.7.2.1	The premises Pelephone uses for setting up its communications sites and network centers, as referred to in section 3.7.1, are spread throughout the country and are leased for varying periods (in many cases, for 5 years with an option to extend for a further 5 years). With regard to licensing of the sites, see section 3.14.3.

3.7.2.2	Pelephone has a permit agreement with the Israel Lands Authority (ILA) for the use of land for erecting and operating telecommunication sites that regulates, among other things, permit fees for such use through to December 31, 2019.

3.7.2.3	Pelephone’s head offices are in Givatayim and cover a total area of 17,800 sq.m. The term of the lease is until December 31, 2020, and includes an option for early termination of the agreement, under certain conditions, from December 31, 2018.

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3.7.2.4	For its sales and service operations, Pelephone leases 51 service centers and points of sale throughout the country.

3.7.2.5	Pelephone has other lease agreements for warehouses (including its main logistics center where the central laboratory for repairing customer devices is located), offices, call centers, and two switch farms that it uses for its operations.

3.8	Intangible assets

3.8.1	Licenses

For details about Pelephone’s mobile telephony license and its license to operate in the Administered Territories, see section 3.14.2.

3.8.2	Frequency usage rights

Under its mobile telephony license and the Wireless Telegraph Ordinance, Pelephone has rights of use of frequencies in the 850 MHz spectrum for operating the CDMA network, and in the 850 MHz and 2100 MHz spectrums to operate the UMTS/HSPA network, and in the 1800 MHz spectrum for operating the LTE technology network (see also section 3.1.5).

For further information regarding the shortage of frequencies in Israel and the implications for Pelephone, see sections 3.14.1.2 and 3.6.2. For information concerning exposure to disruptions in the frequency ranges used by Pelephone, see section 3.19.3.6.

3.8.3	Trademarks

Pelephone has a number of registered trademarks, Its primary trademark is “Pelephone”.

3.8.4	Software, computer systems and databases

Pelephone uses software and computer systems, some under purchased licenses and others which were developed by Pelephone’s IT department. Many of these licenses are limited in time, and are periodically renewed. The primary systems used by Pelephone are: Oracle Application ERP system and Amdocs customer management and billing system.

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3.9	Human resources

3.9.1	Organizational structure

Pelephone’s organizational structure at reporting date:

Board of Directors
CEO
PR Division
Internal Auditing
Legal and Regulation Department
Marketing Division
Business Division
Engineering Division
IT Division
Private Customers Division
Finance Division
Human Resources and Administration Division

3.9.2	Collective agreement

In December 2013, Pelephone signed a collective labor agreement between Pelephone and the New General Federation of Workers and Pelephone’s workers committee (the “Committee”), which will apply to all Pelephone’s employees, other than its senior management and certain employees in predefined positions. The agreement stipulates that Pelephone employees employed at date of signing of the agreement will receive employment tenure after 36 months and 48 months for new employees joining Pelephone subsequent to signing. In addition, the agreement sets out mechanisms for integrating the Committee in processes relating to placement, mobility and termination of employment of Pelephone’s tenured employees.

The agreement also provides that it is valid until December 31, 2016 and following this date, it will be extended for additional periods as provided unless one of the parties seeks to change it. At the present time negotiations are underway for a new collective agreement between Pelephone and the New General Federation of Workers and the Workers’ Committee.

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3.9.3	Inventory of positions

Breakdown of the number of employees at Pelephone, based on organizational structure.

Department	Number of employees
	December 31, 2016	December 31, 2015
Management and HQ	189	186
Marketing	48	43
Business customers	1,367	1,424
Business customers	353	375
Logistics and terminal equipment division	202	185
Engineering and information systems	435	466
Total	2,594	2,679

The total number of employees in the above table includes employees employed in part time positions. The total number of positions38 at Pelephone at December 31, 2016 was 2,176 (at December 31, 2015 - 2,234).

3.9.4	Terms of employment

The majority of Pelephone’s employees are employed under monthly or annual contracts, based on the professions and positions in which they are employed. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis. Pelephone’s other employees are employed under monthly contracts, and some of them are employed under a monthly contract with a global addition for extra hours.

3.9.5	Announcement of a labor dispute

On February 7, 2017 Pelephone was informed by the New General Federation of Workers - Cellular, Internet and High-Tech Workers Union, that a labor dispute was announced pursuant to the Settlement of Labor Disputes Law, 1957 and a strike starting February 22, 2017 onwards. According to the announcement, the matter under dispute is the deadlock in the negotiations for a new collective agreement. On February 27, 2017 Pelephone announced that various services provided to its customers may be impaired due to the labor disruptions and strikes that began on February 22, 2017 by the Workers Committee. These sanctions, that are steadily worsening, include, among other things, failure to provide service and support for customer needs, including repair of faulty terminal equipment, a delay in handling malfunctions of technology systems39, etc. Simultaneously, efforts to get negotiations going are continuing.

[38]	The number of positions at Pelephone was calculated as follows: Total monthly work hours divided by the standard monthly work hours.

[39]	Pursuant to an injunction handed on March 1, 2017 representatives of Pelephone’s employees are to refrain from ordering employees not to repair malfunctions that cause damage to the cellular network.

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3.10	Trade payables

3.10.1	Suppliers of terminal equipment

Pelephone purchases some of the terminal equipment and accessories from various importers in Israel and worldwide, and others it imports independently. In addition, Pelephone sells terminal equipment and accessories on consignment with the right to return terminal equipment to the suppliers. The agreements with most of the suppliers are based on framework agreements that set out, among other things, the supplier’s technical support for the terminal equipment it supplies, the availability of spare parts and repair turnaround, as well as the supplier’s product warranty as required by law. Most of these agreements do not include a purchase commitment on Pelephone’s part, purchases are made on a regular basis by means of purchase orders based on Pelephone’s needs.

In the event of termination of an engagement with a supplier of certain terminal equipment, Pelephone can increase quantities of terminal equipment purchased from other suppliers or purchase terminal equipment from a new supplier.

On October 1, 2016 a new agreement came into effect with Apple Distribution International (“Apple”) for the purchase and distribution of iPhone, under which Pelephone undertakes to purchase a minimum annual quantity of phones over an additional period of three years at the manufacturer’s current prices at date of purchase.

Pelephone estimates that, as in recent years, these quantities will constitute a significant number of the devices it expects to sell during the term of the contract.

The information in this section includes forward looking information based on Pelephone’s past experience, estimates and projections. The actual outcome may differ significantly from the foregoing estimates, taking into account, inter alia, changes that may apply to the business conditions and consumer demand for Apple products.

In 2016, Pelephone’s purchases from Apple accounted for less than 10% of its total purchases from all its suppliers. Other than Apple, the distribution of the purchase of terminal equipment among the suppliers is such that it does not create any significant dependence on a particular equipment supplier or model.

3.10.2	Infrastructure suppliers

The UMTS/HSPA and LTE network infrastructure equipment are manufactured by Ericsson. Pelephone has long-term agreements with Ericsson for maintenance, support and upgrading of software for the UMTS/HSPA and an agreement for the deployment of the 4G LTE networks with Ericsson, and in its opinion, it may become dependent on Ericsson regarding support for this network and its expansion. In addition, the cellular network uses transmission, for which the Company is Pelephone’s main supplier.

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3.11	Working capital

3.11.1	Credit policy

Credit in handset sales transactions – Pelephone grants most of its customers who purchase cellular handsets an option to spread payment up to 36 equal installments. In order to reduce its possible exposure from providing its customers credit, Pelephone acts according to a credit policy that is reviewed from time to time. Pelephone also examines the financial stability of its customers (based on parameters that it sets).

Pelephone discounts customers’ debts arising from the sale of terminal equipment in transactions paid by credit card in installments. The discounting transactions are carried out on a no-recourse basis.

Credit in monthly billing for cellular services – Pelephone customers are billed once a month in billing cycles on different days throughout the month, for service consumption during the previous month.

From most of its suppliers, Pelephone receives credit for periods ranging from 30 days to EOM + 92 days.

Breakdown of average customer and supplier credit in 2016:

	Credit In NIS millions	Average credit days
Customers for sales of terminal equipment (*)	1,009	388
Customers for services (*)	255	44
Trade payables	353	42

(*)	Net of doubtful debts.

3.12	Taxation

See Note 6 to the 2016 Financials.

3.13	Environmental risks and means for their management

3.13.1	Statutory provisions relating to the environment applicable to Pelephone’s operations

The broadcasting sites used by Pelephone are “radiation sources” as defined in the Non-Ionizing Radiation Law. The erection and operation of these sites, excluding those listed in the addendum to the law, requires a radiation permit.

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The law prescribes a two-step licensing mechanism for obtaining a radiation source operating permit under which the applicant first applies for a permit to construct a radiation source (“the Erection Permit”), which will be in effect for no more than three months and may be extended by the Commissioner for up to nine months, then for a permit to operate the radiation source (“the Operating Permit”), which will be in effect for five years or as otherwise determined by the Minister for Environmental Protection.

With regard to the Erection Permit, by law provides that the permit is contingent upon assessment of the maximum radiation levels to which human beings and the environment are expected to be exposed from the radiation source when in operation, including in the event of a malfunction, and the required measures for limiting the levels of exposure of human beings and the environment to the expected radiation from the radiation source when operating, including implementation of technological means that are in use (“the Limiting Measures”).

With regard to the Operating Permit, the law provides that the permit is contingent upon application of the Limiting Measures and to measuring the levels of exposure of human beings and the environment to the radiation generated while the radiation source is operating. The law further provides that the Operating Permit is contingent upon presentation of a license under the Communications Law and in certain cases, also of a construction permit pursuant to the Building and Planning Law.

The law includes a punitive chapter under which, inter alia, the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

It should be noted that regulation of the maximum permissible human exposure levels to radiation from a source of radiation and the safety ranges from communication broadcasting installations, including a limit on the placing of radiation masts on roof terraces, is still making its way through the Knesset’s interior Committee for Environmental Quality, as part of a proposed amendment to the regulations under the Non-Ionizing Radiation Law, which was accompanied by disagreements between the government ministries.

In January 2009, the Radiation Supervisor at the Ministry of Environmental Protection published guidelines regarding safety ranges and maximum permitted exposure levels with respect to radio frequency radiation, including from cellular antennae. Discussions are underway regarding these ranges following the World Health Organization’s International Agency for Research on Cancer (IARC) announcement to the effect that radio frequency electromagnetic fields associated with the use of mobile phones may be carcinogenic to humans (Group 2B).40

[40]	In this matter, it should be noted that from time to time, various documents are published on the websites of the Ministry of Environmental Protection at www.sviva.gov.il and of the World Health Organization at www.who.int.

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It is also noted that the Ministry of Environmental Protection operates continuously to supervise and monitor the broadcasting sites to check that they comply with the provisions of the Law.

Cellular services are provided through a cellular phone which emits non-ionizing radiation (also known as electromagnetic radiation). Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone) 2002, specify the maximum permitted radiation level for a cellular phone which is measured in units of Specific Absorption Rate (SAR) and requires that Pelephone informs its customers accordingly. To the best of Pelephone knowledge, all the cellular phones that it markets comply with the relevant SAR standards. Also see section 3.19.2.5.

3.13.2	Pelephone’s environmental risk management policy

Pelephone conducts periodic radiation tests to ascertain its compliance with permitted operating and international standards. These tests are outsourced and carried out by companies authorized by the Ministry of Environmental Protection. Pelephone applies an internal enforcement procedure for monitoring implementation of the provisions of the Non-Ionizing Radiation Law, under the supervision of a senior manager. The purpose of the procedure is to assimilate the provisions of the law and limit the possibility of violation.

3.13.3	Transparency for consumers

Pelephone is subject to relevant laws prescribing obligations to publicize and inform customers about the radiation sources that it operates and from the mobile handsets that it supplies. Pelephone publishes information on its website regarding the SAR levels emitted from cellular phones and Ministry of Health regulations regarding preventive caution to be taken when using cellular phones.

3.14	Restrictions on and control of Pelephone’s operations

3.14.1	Statutory limitations

3.14.1.1	Communications Law

The cellular services provided by Pelephone are subject to the provisions of the Communications Law and its regulations. For details of the cellular permit granted to Pelephone under the Communications Law, see section 3.14.2.

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued thereunder, and for violation of the terms of the license.

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3.14.1.2	Wireless Telegraph Ordinance

The Telegraphy Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies, as part of its infrastructure. Setting up and operating a system using radio frequencies is subject, under the Telegraph Ordinance, to receiving a license, and the use of radio frequencies is subject to designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for designation and allocation of frequencies.

Due to the current shortage of frequencies for public use in Israel (among other things, because of the designation of numerous frequencies for security uses), the government limits the number of licenses granted for the use of frequencies. With regard to the implications of the frequency shortage for Pelephone, see section 3.6.2.

For the allocation of radio frequencies to Pelephone, see section 3.8.2.

3.14.1.3	The Non Ionizing Radiation Law With regard to electromagnetic radiation facilities see section 3.13.

3.14.1.4	Consumer legislation

Pelephone’s operations are subject to the Consumer Protection Law which regulates the obligations of an operator vis-à-vis consumers (see section 1.7.4.5).

3.14.1.5	Change in interconnect fees (call completion fees)

Interconnect rates are fixed by the regulator. For details, see section 1.7.4.1.

3.14.2	Pelephone’s mobile telephony licenses

3.14.2.1	General

Pelephone’s mobile telephony license and its general license for providing cellular services in Judea and Samaria are valid through September 2022.41

[41]	The text of Pelephone’s mobile telephony license is published on the Ministry of Communications website at www.moc.gov.il. The Judea and Samaria license is subject (with certain changes) to the provisions of the mobile telephony license.

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Breakdown of the primary provisions of Pelephone’s mobile telephony license:

A)	Under certain circumstances, the Minister may modify the terms of the license, restrict or suspend it, and in certain instances even revoke it.

B)	The license is non-transferable and contains restrictions on the acquisition or transfer (including by way of a charge), directly or indirectly, of control or of 10% or more of any means of control in Pelephone, including a pledge on said means of control, unless the Minister has given prior consent.

C)	Pelephone is obliged to provide interconnect services to all other operators at equal terms and it must refrain from any discrimination in carrying out such interconnect service.

D)	Pelephone is required to refrain from granting infrastructure service priority to an affiliate licensee company (as defined in the license) over another licensee.

E)	Pelephone may not sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, other than certain exceptions as set out in the license.

F)	In times of emergency, whoever is statutorily competent shall have the authority to issue Pelephone with certain instructions on its mode of operation and/or manner of provision of services (see section 3.19.2.8).

G)	The license stipulates the types of payments Pelephone may bill its subscribers for with regard to cellular services, and the reports it is required to submit to the Ministry of Communications. The license also determines the Minister’s power to intervene in tariffs, in certain cases.

H)	The license obligates Pelephone to a minimum standard of service.

I)	To secure Pelephone’s undertakings and to compensate and indemnify the State of Israel for any damage that may be caused by acts committed by Pelephone, Pelephone is required to furnish bank guarantees to the Ministry of Communications in the amount of NIS 84 million.

3.14.2.2	Functional continuity in emergency situations

For details, see section 1.7.4.4B).

3.14.2.3	Ministry of Communications decision regarding amendments to the license

In January 2017 the Ministry of Communications issued new guidelines that include dozens of changes to the cellular operators’ license regarding various issues relating to their ongoing handling of customers (including the way billing data is presented, method for joining services, pro rata charges, options for cancelling services, etc.). The applicability dates were set differently for the amendments, from immediate applicability and up to 6 months from the date of issuing the guidelines. Pelephone is reviewing these amendments and preparing to apply them. Implementing the guidelines requires substantial preparation from operational, mechanical and other aspects.

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3.14.3	Site construction licensing

Pelephone’s cellular service is provided, inter alia, through cellular sites deployed throughout Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of cellular services necessitates setting up cellular sites, configuration changes and changes in existing deployment of antennae.

Pelephone uses two main types of broadcasting sites along two tracks: macro sites that require a building permit from planning and construction committees (see reference to NOP 36) and wireless access devices (“Access Devices”), which are exempt from a building permit under the Communications Law and the Building and Planning Law (“the Exemption Provision”).

Building permits for erecting a cellular broadcasting facility under NOP 36:

Licensing for the construction of cellular broadcasting sites that require building permits is governed under NOP 36, which came into force in 2002.

The licensing procedure under NOP 36 requires, among other things, that the following permits be obtained: a. An erection and operating permit from the Ministry of Environmental Protection, as set out in section 3.13.1; b. approval of the Civilian Aviation Administration in certain cases; c) IDF approval.

In addition, by law, as a condition for obtaining a permit for erecting a cellular communications broadcasting facility a deed of indemnity must be submitted to the local committee for impairment compensation claims. At the date of this update, Pelephone has deposited 234 such indemnity notes with various local councils.

Despite NOP 36 in its current format, Pelephone (and to the best of its knowledge, also its competitors) encounters difficulties in obtaining some of the required permits, and in particular permits from planning and construction authorities.

In view of the criticism against NOP 36 by various entities, a proposed amendment of NOP 36 was published (“Proposed New NOP 36/A”), which is more stringent and onerous that the current version, and could make the options for obtaining construction permits for cellular sites using this track more difficult. The amended NOP 36 is currently pending government approval.

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In this regard it is noted that with regard to exemption from obtaining a construction permit, the Planning and Building (Works and Buildings that are Exempt from a Permit) Regulations, 2014 has provisions for lawful addition of an antenna to existing broadcasting facilities (subject to compliance with cumulative terms and conditions, and there is a pending petition that was filed with the High Court of Justice by the Forum for Cellular Sanity to cancel this exemption.

Access devices exempt from building permits

The second track under which Pelephone sets up broadcasting sites is the access installation track. The access installations are subject to obtaining specific radiation permits, but are exempt from obtaining a construction permit provided that they are erected under the conditions that are set out in the exemption provision (section 266C to the Law).

Some local authorities have disputed the applicability of the exemption provision on cellular network access installations and their use. Pelephone’s position on the applicability of the exemption was accepted in a number of rulings and decisions by local affairs courts and the use of such facilities and the supporting equipment was approved. Appeals have been filed against some of these rulings and decisions, some of which are still pending before the Supreme Court.

Furthermore, a petition is pending with the Supreme Court regarding this exemption and other matters connected to granting of permits for access installations tracks. Due to this petition, and in view of the opinions of various people, in 2010, a draft Planning and Construction (Installation of a Cellular Wireless Communication access installation) Regulations, 2010 (“the Access Installation Regulations”) was published. The proposed Access Installation Regulations determine restrictive conditions for application of the building permit exemption for a wireless access installation.

In view of the delays in the legislation process, the HCJ handed a temporary injunction (that was amended further to a request for relief filed due to the dragging of proceedings) forbidding building permit exempt erection of additional wireless access installations used by holders of mobile telephony licenses for providing cellular services (but nonetheless, they may, under certain conditions, replace access installations that are no longer in use or that are out of order), and this until the permanent arrangements set out in the draft Access Installation Regulations come into effect or until another decision on this matter.

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Pelephone believes that if the Access Installation Regulations are approved as proposed, the option of using the building permit exemption track in order to erect cellular access installations will be severely restricted. A restriction of this track, together with the proposed tightening of the terms for construction of base sites in the parallel Proposed New NOP 36A track is likely to lead to noticeable tightening of obstacles restricting the construction of new broadcasting sites and access installations, and even to have an adverse effect on the quality of the cellular network.

As of Reporting Date, Pelephone operates 400 wireless access installations.

Conclusion: Pelephone’s ability to maintain and preserve the quality of its cellular services as well as its coverage is based partly on its ability to construct cellular sites and install information equipment, including broadcasting sites. The difficulties encountered by Pelephone in obtaining the permits and approvals required may have an adverse effect on the existing infrastructure, network performance and on the construction of the additional cellular sites required by the network.

Inability to resolve these issues in a timely manner is liable to prevent the achievement of the service quality targets laid down in the mobile telephony license.

A few sites constructed years ago still lack approvals from the Civil Aviation Administration and the IDF, even though applications for such approvals were submitted a long time ago. Furthermore, there are administrative or other delays in some of the building and planning committees for issuing building permits for sites. Consequently, Pelephone operates several broadcasting sites that have not yet been granted the requisite building permits.

Construction of a broadcasting site without a building permit constitutes a breach of the law and in some cases it has led to the issuing of demolition orders of sites or the filing of indictments or instigation of civil proceedings against Pelephone and some of its officers.

At the reporting date Pelephone has succeeded in most of the above cases in refraining from demolition or delaying implementation of the demolition orders as part of arrangements made with the planning and building authorities in order to attempt to regulate the missing licensing. These understandings did not require admission of guilt and/or conviction of Pelephone’s officers. Notwithstanding, there is no certainty that this situation will continue in future, or that there will be no further cases where demolition orders will be issued and indictments will be filed because of building permits, including against officers.

Like other cellular operators in Israel, Pelephone might be required to dismantle broadcasting sites before the requisite approvals and permits have been obtained, on the dates stipulated in the law. Pelephone uses access installations to provide coverage and capacity for highly populated areas. If legal grounds are established requiring the simultaneous demolition of sites in a given geographic area, service in that area may deteriorate until alternative broadcasting sites can be established.

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3.14.4	Antitrust

The terms of the merger between Pelephone and the Company include various restrictions regarding cooperation between the companies (see section 2.16.7.4).

3.14.5	Standardization

Pelephone conducts routine durability and quality control tests of its facilities. The quality control and supervision do not detract from Pelephone’s responsibility towards its customers for the quality of the services it provides.

Pelephone complies with the 2015 version of Israeli ISO 9001 requirements for mobile radio telephony (cellular) services and undergoes periodic inspections by the Institute of Quality & Control (IQC) for verifying compliance with the standard. The current IQC approval is valid until December 2019.

Once a year, an inspection is conducted to ensure that Pelephone’s operations comply with the requirements of the standard. The last inspection was carried out in December 2016, and was successful.

3.15	Material Agreements

3.15.1	For information regarding the agreements with Ericsson, see section 3.10.2.

3.15.2	For information regarding the agreement with Apple, see section 3.10.1.

3.15.3	On July 14, 2016 a new online tender was held by the Ministry of Finance Accountant General (the “Accountant General”) for providing mobile telephony services to State employees. Pelephone, which has provided various mobile telephony services to the State and its employees for several years (after winning previous RFPs) also participated in this RFP and won as first ranking winner. Consequently, Pelephone will continue to be the primary provider of mobile telephony services for State employees.

On July 31, 2016 an agreement was signed between Pelephone and the State, reflecting the terms of the RFP, under which Pelephone will provide mobile telephony services to State employees for an estimated 100,000 subscribers for three years (with the State’s option of extending it for up to a total period of 45 months in addition to the 36 basic months). Under the RFP, Pelephone provides devices to some of the Accountant General subscribers, in accordance with the provisions of the RFP.

Pelephone is at present in the advanced stages of implementing the agreement with the government ministries and other organizations affiliated with it.

3.15.4	For information regarding the agreement with the Israel Lands Administration, see section 3.7.2.2.

3.15.5	With regard to the collective agreement between Pelephone and the New General Federation of Workers and the Pelephone Workers Committee, see section 3.9.2.

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3.16	Legal proceedings[42]

Legal claims have been filed against Pelephone as part of the normal course of its business, including motions for certification as class action suits.

3.16.1	Pending legal proceedings

Breakdown of proceedings for claims in material amounts and claims which could have material implications for the operations of Pelephone and the Group:

	Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
A.	Aug 2010	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimant claims that Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The motion also contains relief for an order instructing Pelephone to cease charging its customers VAT for such services which they use outside Israel, and an order instructing that the moneys collected to date be refunded. In August 2014 the Court dismissed the application for recognition. In October 2014 an appeal of the ruling was filed. The parties are waiting for a judgment to be handed in the appeal.	The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.
B.	May 2012	Customer v. Pelephone	District (Tel Aviv)	Financial class action suit	The claimant alleges that Pelephone does not inform customers wishing to join its services using a handset that was not purchased from Pelephone, that if the handset does not support the 850 MHz frequency, they will only get partial reception over one frequency rather than two. In March 2014, the court certified the claim as a class action, and this subsequent to Pelephone announcing its agreement (for reasons of efficiency) to conduct the claim as a class action, while retaining its arguments.	Approximately 124
C.	December 2012	Customer v. Pelephone	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone allowed unlawful charging of subscribers for mobile content services that were not ordered, by the content service company, E-interactive.	Approximately 107

[42]	For information concerning reporting policies and materiality, see section 1.1.

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D.	November 2013	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone does not grant the same perks to all its customers, thereby distinguishing between those customers that they allege Pelephone considers to be highly valuable and others, which they claim is in breach of Pelephone’s license and the law. They also request as remedy that Pelephone refrain from granting such perks. A stay was ordered for hearing the case for six months in order to enable the Ministry of Communications to formulate its position on the matter following the RFI hearing that the Ministry is conducting.	Approximately 300
E.	July 2014	Customer v. Pelephone and other mobile telephony companies.	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone, together with three other mobile telephony companies, registered subscribers for content services without obtaining their consent and in contravention of the law, and thereby creating a “platform” for iQtech Group to unlawfully charge tens of thousands of people for content services.	Approximately 100 with regard to the mobile telephony companies and 300 against all the defendants.
F.	May 2015	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone does not offer “Walla Mobile” tracks to all its existing customers and those who join are subscribers who want to transfer to a different track, and that this in in violation of the provisions of the license that obligates equality, and thereby it misleads its customers. The proceedings in the case were consolidated with another case (section 0 above) due to the similarity between the proceedings.	The amount of the claim is not stated, but the application is estimated to be in millions of shekels.
G.	December 2015	Customer v. Pelephone	District (Lod)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone violated the mobility plan/rules. Thus, when attempting to move to another operator (the receiving operator) the applicant found out that she was deliberately blocked by Pelephone (the deserted operator) from moving. When calling Pelephone to clarify the issue, she found out that the unacceptable reason for blocking her was an attempt to retain her and prevent her from moving to a competitor. In addition, injunctions are sought to prevent such blocking. On November 6, 2016 the parties filed a motion to dismiss the motion for certification.	The amount of the claim is not stated, but is estimated in the tens of millions of shekels.

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H.	May 2016	Customer v. Pelephone	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone opted subscribers to its Smart Call service without their consent or their knowledge, and this in contravention of the provisions of the Law and of its license and the Smart Call service portfolio.	Approximately 200
I.	June 2016	Customer v. Pelephone	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The claimant allege that Pelephone overcharges for calls made overseas to Israel in the overseas Travel track and charges at the higher rate for a direct dialing call instead the rate for a call via the savings service, and this only because of the fact that the calls were dialed using the 972 code, as the phone numbers are saved in the claimant’s phone.	Approximately 86
J.	October 2016	Customer v. Pelephone, Partner and Cellcom	District (Lod)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that the defendants do not allow their subscribers to make full use of their overseas package and this through discriminatory terms under which the package can be used for a very short period (between one week to one month only) and that at the end of that period, the unused balance of the package expires and no reimbursement is given.	The amount of the claim is not stated, but is estimated in the tens of millions of shekels.

3.16.2	Legal proceedings that ended during the Reporting Period

	Date of filing of the action	Parties	Court	Type of Action	Details	Amount of the original claim NIS million
A.	February 2012	Customer v. Pelephone, the Company, Cellcom and Partner	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The action relates to failure to comply with the provisions of the law with respect to people with disabilities when rendering Bezeq’s services. In April 2016 the Court approved a settlement arrangement between the parties under which the suit will be dismissed in return for implementation of a series of accessibility adjustments and benefits for people with disabilities. In addition, the group of defendants will credit the claimants in amounts that are not material\.

Approximately 361 for all the defendants, without noting an amount for each of the defendants.
B.	Aug 2012	Customer v. Pelephone, Partner and Cellcom	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that under the repair services provided by the defendants for a fee (payment per repair or a monthly fee for repair service), if a certain part in the handset must be replaced, the defendants do not provide the customer with the spare part, and this in contravention of the law. Furthermore, the defendants reuse the replaced parts when providing repair services for other customers, thus ostensibly enriching themselves twice. The action also requests writs of mandamus and declaratory relief. In May 2016 the court approved the settlement agreement reached between the parties, under which the motion will be dismissed and Pelephone will implement future changes in its conduct when receiving products for repair.	Approximately 120 for each of the defendants, in a total amount of 360.
C.	Aug 2015	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.	They claim that one of the communications companies made improper use of its database in violation of the Privacy Protection Law 1981, when it transferred or sold the customers’ particulars to the other respondents, including Pelephone. The claim against Pelephone revolves mainly around the purchase or receipt of this information and using it for marketing purposes, in a way that violates the provisions of the Communications Law regarding sending of spam. In November\ 2016, the court approved the claimant’s withdrawal from the motion to certify a class action and dismissed his personal claim.	The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.
D.	November 2015	Customer v. Pelephone and two other mobile telephony companies.	District (Central)	A financial claim filed with a motion to certify it as a class action.	They claim that the pre-paid prices of the companies are higher than the post-paid prices, which is due to cartelization of the three companies in this market. In September the court dismissed the claimant’s personal claim and the motion to certify it as a class action and ordered him to pay the expenses. In October 2016 an appeal of the ruling was filed. In January 2017, a decision was handed to dismiss the appeal.	Approximately 2,800 with regard to Pelephone (and the total amount against the three companies is in excess of 13,000)

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3.17	Business strategy and goals

Pelephone’s strategic goals are to move the company to customer base growth in the mobile telephony and terminal equipment channels by developing these operations and other services, to continue improving processes and to improve costs.

3.18	Anticipated developments in the coming year

In 2017, a number of factors are expected to affect Pelephone’s activities, the main ones being:

3.18.1	Continuation of the fierce competition and price wars

Pelephone expects the customer price to continue being a key component in competition and that the high subscriber churn between companies will continue also in 2017. These trends will lead to continued erosion of the profitability of the veteran companies and could even lead to a change in the structure of the cellular market.

3.18.2	Cellular network innovations

In 2017, Pelephone expects to continue investing in its LTE mobile telephony network and establishing its position as a high speed, top quality and cutting-edge network. Parallel to investing in the network Pelephone expects it will continue promoting a few services and products that will allow it to increase its revenues and image advantage against the competitors, such as promoting its private brand of terminal equipment (GINI) as part of the range of devices sold by Pelephone.

3.18.3	Increase in Pelephone subscribers’ consumption of services

Pelephone expects that due to the erosion of tariffs and increase in number of subscribers using the 4G network, the increasing trend of data communications consumption will continue.

Pelephone’s above assessments of developments during the year to come are forward-looking information as defined in the Securities Law. These assessments are based, inter alia, on the state of competition in the cellular sector, the existing regulatory situation and the manner in which innovative changes are implemented in regulation. These assessments may not materialize or may materialize in a manner materially different from that described, depending, inter alia, on the structure of competition in the market, changes in consumption habits of cellular customers and regulatory developments in the segment.

3.19	Discussion of Risk Factors

Risk factors deriving from the macro-economic environment, the unique qualities of the sector in which Pelephone operates, and risk factors specific to Pelephone.

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3.19.1	Macroeconomic risks

Exposure to changes in exchange rates – Pelephone is exposed to exchange rate risks as most of its terminal equipment, accessories, spare parts and infrastructure equipment are purchased in USD, whereas Pelephone’s revenues are in NIS. Erosion of the NIS against the USD may affect Pelephone’s profitability if it is unable to adjust selling prices at short notice.

3.19.2	Sector-specific risks

3.19.2.1	Investments in infrastructure and technological developments – the cellular market in Israel and worldwide is characterized by substantial capital investments in the deployment of infrastructure. The frequent technological changes in infrastructure and terminal equipment and the fierce competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time.

3.19.2.2	Customer credit – Pelephone’s sales of terminal equipment are mostly credit-based. Most of this credit, which is not covered by either insurance or sureties, is exposed to risk. It is noted that the credit is spread among a large number of customers and Pelephone’s collection mechanisms are efficient and competent.

3.19.2.3	Regulatory developments – the industry in which Pelephone operates is subject to legislation and standardization relating to issues such as the environment, increased competition, tariffs, product warranty and repair, etc. Regulatory intervention in the industry may materially impact Pelephone’s structure of competition and operating costs.

3.19.2.4	Competition - the cellular market in Israel is highly saturated and fiercely competitive, and is exposed to risks as a result of technological and regulatory developments. The costs of establishing, maintaining and operating a mobile telephony network pro rata to the number of subscribers is expected to be higher for Pelephone if it will not be allowed to operate under some form of network sharing model.

3.19.2.5	Electromagnetic radiation – Pelephone operates hundreds of broadcasting facilities and sells electromagnetic radiation emitting terminal equipment (see Section 3.13). Pelephone is taking measures to ensure that the levels of radiation emitted by these broadcasting facilities and terminal equipment do not exceed the radiation levels permitted in the Ministry of Environmental Protection guidelines (the levels adopted are based on international standards). Even though Pelephone acts in accordance with the Ministry of Environmental Protection guidelines, if health risks are found to exist or if the broadcasting sites or terminal equipment are found to emit radiation levels exceeding the permitted radiation standards, thereby constituting a health hazard, this may have an adverse effect due to reduced consumption of Pelephone’s services, difficulty in renting sites, compensation claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity deposited with the planning authorities with respect to section 197 of the Building and Planning Law. Pelephone’s third-party liability policies do not currently cover electromagnetic radiation.

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3.19.2.6	Site licensing – establishing and operating cellular antennae require building permits from various planning and building committees, a process that involves, inter alia, obtaining several approvals from State entities and regulatory bodies. For further details of the difficulties Pelephone encounters when erecting and licensing sites, see section 3.14.3. These difficulties may impact the quality of the existing network and especially the deployment of the new network.

3.19.2.7	Serious malfunction of information systems and engineering systems - Pelephone’s information systems are networked throughout the country through designated communications lines and through the internet. Pelephone’s business is highly dependent on these systems. Wide scale malicious damage (e.g.: viruses and cyber- attacks) or malfunction may adversely affect Pelephone’s business and its results.

3.19.2.8	State of emergency - during an emergency, legislative provisions and certain provisions of the mobile telephony license empower competent authorities to take necessary measures for ensuring the security of the State and/or public safety, including: obligating Pelephone (as a mobile telephony license holder) to provide services to the defense forces, the appropriation of engineering equipment and facilities belonging to Pelephone, and even to take control of the system.

3.19.3	Pelephone’s risk factors:

3.19.3.1	Property risks and liabilities – Pelephone is exposed to various property risks and liabilities. Pelephone employs the services of an external professional insurance consultant specializing in this field. Pelephone has insurance policies that cover the regular risks to which it is exposed with restriction on the terms of the policies, such as various property insurances, various liability insurances, loss of profit cover, third-party cover and officers’ liability insurance. Nonetheless, Pelephone’s insurance policies do not cover certain types of risk, including certain faults arising from negligence or human error, radiation risks, terror, etc.

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3.19.3.2	Serious malfunctioning of the communications network – Pelephone’s communications network is spread throughout the country via core network sites, antenna sites and other systems. Pelephone’s business is totally dependent upon these systems. Wide scale malicious damage or malfunction might adversely affect Pelephone’s business and results.

3.19.3.3	Damage by force majeure, war, catastrophe - any damage to the switching farm and/or servers used by Pelephone for its core activities could have an adverse effect on Pelephone’s business and its results.

3.19.3.4	Legal proceedings – Pelephone is a party in legal proceedings, including class actions, which may result in it being liable for material amounts that cannot presently be estimated and no provision has been made in Pelephone’s financial statements for these proceedings. Class action suits may reach high amounts, since a major part of the residents of Israel are Pelephone consumers, and a claim relating to a small amount of damage to a single consumer could grow into a material claim against Pelephone if certified as a class action applicable to all or a large proportion of those consumers.

3.19.3.5	Labor relations - Pelephone has a collective agreement with the New General Federation of Workers and with the employees’ committee which applies to most of its employees. Implementation of the collective agreement may reduce managerial flexibility and incur additional costs for Pelephone (see section 3.9.2).

3.19.3.6	Frequency spectrums - 850 MHz, 1800 MHz and 2100 MHz The frequencies are exposed to interference and could impair the service quality of the networks operated by Pelephone. The factors that could cause interference include the fact that the 850 MHz frequency is also used for terrestrial television broadcasts by television stations in the Middle East on the same frequency, causing interference in Pelephone’s 850 MHz UMTS/HSPA network. Furthermore, the Jordanian networks also use the same 2100 MHZ frequency range that Pelephone uses and in view of the limited cooperation between the operators in Jordan and Pelephone, this could have an effect. In addition, the Ministry of Communications is preparing for implementing the first giga frequency program that could impact the frequency ranges allocated to Pelephone.

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The chart below grades the impact of the foregoing risk factors on Pelephone’s operations, as assessed by Pelephone’s management. It should be noted that Pelephone’s assessments of the extent of the impact of a risk factor reflect the scope of the effect of such risk factor, on the assumption that it the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. The order in which the risk factors appear above and below is not necessarily based on the extent of the risk.

Summary of risk factors - cellular telephony

Effect of risk factor on Pelephone’s activities as a whole Risk factors
	Major	Moderate	Minor
Macro risks
Exposure to changes in the currency exchange rate.			X

Sector-specific Risks
Investments in infrastructures and technological changes	X
Customer credit		X
Regulatory developments	X
Competition	X
Electromagnetic radiation	X
Site licensing	X
Severe malfunctions in information systems	X
State of emergency	X

Pelephone’s risk factors:

Severe malfunctions in the communications network			X
Natural disasters	X
Legal proceedings	X
Legal proceedings		X
Labor relations		X
Frequency spectrums		X

The information contained in section 3.19 and Pelephone’s assessments of the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, Pelephone’s assessments of the market situation and its competitive structure. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

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4.	Bezeq International – International telecommunications, Internet and NEP services

4.1	General

4.1.1	Operating segment structure and changes

Bezeq International operates in a number of key areas: providing ISP services; international telecommunications services; domestic telephony services; NEP services; as well as providing ICT (infrastructure and communication technologies) solutions and data transmission and PBX services.

Bezeq International’s international telecommunications services, similar to those of its competitor international operators, are provided primarily via the domestic networks of the Company and of HOT and the cellular networks, for connecting the subscriber to the international exchange network. For information regarding the hearing announced by the Ministry of Communications concerning new regulation of the international telecommunications market see section 4.11.5.2.

4.1.2	Legislative and statutory restrictions applicable to Bezeq International

Bezeq International’s segment of operations is primarily regulated by the Communications Law and its regulations, and the ITS licenses granted to Bezeq International (see sections 4.11.1 and 4.11.2).

For key regulatory developments applicable to Bezeq International, see section 4.11.5.

4.1.3	Changes in the volume of activity and profit

For information regarding changes in the volume and profitability of Bezeq International’s operations, see section 1.5.4.3.

4.1.4	Market developments and customer characteristics

The international telephony market in Israel has in recent years seen a decline in call volume, (incoming and outgoing), mainly due to the service bundles offered by the cellular companies that include international calls as well as the multiple free applications that enable calls via the web. In 2016 the international telephony market declined (in number of minutes) by 11%.

The internet market recorded in 2016 continued growth stagnation together with an increase in the surfing speeds consumed. Generally, the increase in demand for high speed browsing requires Bezeq International to periodically increase its operating capacity via its Jonah submarine cable and the international capacity rights it acquires (for information regarding other Bezeq International infrastructure providers, see section 4.9.2).

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4.1.5	Main entry and exit barriers

4.1.5.1	The main entry barrier of the international call market is the need for an ITS license under the Communications Law and investment in infrastructure (the volume of investments in infrastructure is lower than the volume of investments in a domestic carrier or cellular infrastructure), which is affected by frequent technological changes. However, change in the licensing policy, as set forth below, and expansion of the use of VoIP technology in this field, significantly reduces the effect of these barriers.

4.1.5.2	The high penetration rate and multiple players in the market.

4.1.5.3	The main entry barrier into the data and internet services market stems from investments in infrastructure (international capacity, access to the internet network and broad service network).

4.1.5.4	The main exit barriers for these markets are long-term agreements with infrastructure suppliers and long term return on investments. Furthermore, Bezeq International is committed to providing service to its customers throughout their contract period.

4.1.6	Alternatives for Bezeq International products and the international telecommunications market competition structure and applicable changes

In the international telecommunications market, VoIP technology enables transmission of international calls over the internet for users of this technology, and for TDM network users, through software products (such as Skype and WhatsApp) and services of overseas communication providers, and the attractive cost of these services (including the lack of user fees) has led to steady growth in the number of users, and as a result, to a decline Bezeq International’s revenues. At the same time, there are currently eight international telecommunication operators on the market that have ITS licenses from the Ministry of Communications for providing Bezeq International services.

For information regarding the hearing announced by the Ministry of Communications concerning new regulation of the international telecommunications market see section 4.11.5.2.

4.1.7	Structure of competition in the sector and applicable changes

In the internet access sector, some 60 companies have so far been granted ISP licenses, among them are five holders of international call licenses, domestic operators and all the cellular operators.

For further information regarding competition in the sector, see section 4.6.

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4.2	Products and services

Description of the main products and services provided by Bezeq International.

4.2.1	Internet services

In the internet services sector Bezeq International provides Internet service provider (ISP) services for private and business customers, including requisite terminal equipment and support over DSL based transmission, configuration and cable infrastructure. and access services to the Company’s internet infrastructure (as part of the wholesale market); hosting services offering site and server storage services at a designated installation, including value added services (such as monitoring and control); information security services; internet and LAN network connection security using required terminal equipment or software, including monitoring; data services including international IP based data communication solutions for business customers with global deployment; and high speed Wi-Fi services, including public hotspots.

Bezeq International provides these internet services primarily via its exclusive wholly-owned Jonah submarine cable between Israel and Italy, launched in December 2011. Bezeq International is the only provider among ISPs operating in Israel to own a submarine cable.

4.2.2	Voice (telephony) services

In the voice services sector Bezeq International provides international direct dialing (IDD) services to business and private customers; toll-free dialing overseas for business customers; international call hubbing and routing services - transferring international calls between foreign telecommunication providers (worldwide); phone-card services enabling prepaid and postpaid dialing from Israel overseas and from abroad to Israel, and the 1809 service that allows dialing from Israel to other countries. Furthermore, Bezeq International provides domestic telephony services.

4.2.3	International data services

Providing international data communication solutions for business customers including customized global deployment.

The services are provided via Bezeq International’s submarine cable and the optic cables deployed from Israel to Europe over which Bezeq International has long-term user rights, and through its business partnerships with leading global telecom providers such as British Telecom, which provide its customers access to their sophisticated global network services.

In addition to the foregoing services, Bezeq International offers ITS licensees to provide Bezeq International’s services and ISP licensees the use of its international capacities (through leasing or by purchasing indefeasible rights of use), over Bezeq International’s submarine cable, and the user rights it acquired in European terrestrial infrastructures and in other international networks.

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4.2.4	ICT solutions for business customers

Bezeq International provides ICT (Information and Communication Technology) solutions for business customers. Customer ICT solutions include extensive communications solutions such as server and web hosting services (“Hosting Services”), technical maintenance and support services, system and networking services, outsourcing and out-tasking services, security and risk management solutions, IP based services, cloud computing services, online backup services, market and advertising services for businesses over a digital platform (Bigger) and equipment sales. Bezeq International has adopted a comprehensive solution model with a single contact person, fully responsible for dealing with the customer (one service provider, one responsibility).

PBX services

Bezeq International markets and maintains communication systems for the entire the Israeli market, and PBX exchanges, telephony networks and IP communications, mainly for its business customers. As part of its service contracts, Bezeq International provides maintenance services for various PBX exchange manufacturers. These services are given for gateways, PBX exchanges and network end points (NEP) for lines used as both internal and external lines.

4.3	Revenues

Breakdown of Bezeq International’s revenue (in NIS millions):

	2016	2015	2014
Voice services	325	379	395
% of total revenue	20.99%	24.02%	26.26%
Revenue from business internet and telecommunication services (ISP, PBX, ICT, data)	1,223	1,199	1,109
% of total revenue	79.01%	75.98%	73.74%
Total revenue	1,548	1,578	1,504

4.4	Trade receivables

Bezeq International is not dependent on any single customer and it does not have one customer that provides 10% or more of its total revenues.

Breakdown of revenue from private and business customers (in NIS million):

	2016	2015	2014
Revenue from private customers	570	555	529
Revenue from business customers	978	1,023	975
Total revenue	1,548	1,578	1,504

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4.5	Marketing, distribution and service

Bezeq International has sales channels for the private market, including customer recruitment and retention call centers, a country-wide direct sales network (providing “door to door” and point of sale services), a technical support and customer service network and a distribution channel system that includes external marketing and dealership centers. The business market sales channels include customer recruitment centers and business and administration service and solution centers for business customers. The Company sells Bezeq International services as part of joint service bundles (see section 1.7.2.2).

4.6	Competition

4.6.1	ISP Services

4.6.1.1	There are a number of competitors in this market, including Bezeq International, Cellcom, Partner, Hot Net and minor niche players whose share is not material.

Bezeq International estimates that its share of the Internet access market at December 31, 2016 is 44% similar to the market share at December 31, 2015.43

4.6.1.2	Competition in 2016 was reflected in price erosion.

4.6.1.3	Developments in 2016:

A)	Strengthening the service bundle sales trend, particularly due to the expansion of the wholesale sales model operations (provider + infrastructure) in 2016.

B)	Continuing the increasing trend in sales of added value services such as anti-phishing, cyber protection and remote backup services.

C)	Due to market saturation, emphasis is given to strengthening customer loyalty.

4.6.2	International telephony services

4.6.2.1	As of the end of 2016, there are more than ten players in the market (including Bezeq International, Cellcom, Partner, Golan Telecom and HOT Mobile).

Bezeq International estimates that its market share for outgoing international calls at December 31, 2016 is 21% similar to the market share at December 31, 2015.44

4.6.2.2	General characteristics of competition in 2016:

A)	In 2016 the telephony market declined in number of minutes (see section 4.1.4).

[43]	Bezeq International’s estimate of its market segment in the internet access sector is based on a calculation of the ratio between the number of subscribers it has, and the total number of ISP subscribers (based on public data for the Company and HOT).

[44]	Based on Ministry of Communications publication of figures for outgoing calls.

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B)	WhatsApp call services are continuing to increase the rate of decline in number of minutes in the general market.

C)	Competition is focused on specific population sectors.

D)	The product is a commodity.

4.6.3	Communication solutions for the business sector

4.6.3.1	In the ICT sector Bezeq International competes with competitors such as Binat, Teldor, IBM and others. In 2016 Bezeq International continued to establish its position in the ICT market and gained recognition and endorsement from leading global suppliers in the market.

4.6.3.2	NEP services - the traditional telephone exchange sector includes a large number of competitors and fierce competition which has given rise to erosion of service prices.

4.6.4	Bezeq International promotes its business with emphasis on differentiating it from its competitors as the owner of its own international infrastructure (JONAH cable) for its customers’ traffic providing high quality browsing performance, as well as its leading customer service.

4.6.5	The fact that, contrary to some of its competitors, Bezeq International is unable to offer its services as part of a non-detachable communications services bundle, adversely affects its operations.

4.7	Property, plant and equipment

Bezeq International’s property plant and equipment include switching and internet equipment, marine cable, PBX equipment, office equipment, computers, vehicles and leasehold improvements.

Bezeq International has Veraz SoftSwitch switches. These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network (IN).

Bezeq International’s technological infrastructures, which support voice, data and internet systems, are deployed at several sites, inside and outside Israel, inter alia, to provide services with high survivability.

Bezeq International has long-term agreements for the lease of the two main buildings in which it is based. With regard to one of the buildings, the lease period is until March 2024, with several exit options for Bezeq International during this period. The lease period of the other building is until December 2019 (with four equal extension options until 2027). Bezeq International has other lease agreements for warehouses (including a main logistics center) and for buildings where it operates the call centers that it uses for its operations.

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4.8	Human resources

Breakdown of the Bezeq International employees in 2015 and 2016:

	Number of employees
	December 31, 2016	December 31, 2015
Head office employees	1,169	1,157
Sales and service representatives	736	809
Total	1,905	1,966

Organizational structure

The following chart presents the organizational structure of Bezeq International:

Board of Directors
CEO
Legal Counsel
Internal Auditor
Business Solutions
Marketing
Private Sales
Global Buisness
IT
Finance
Human Resources

On January 12, 2016 Bezeq International signed a collective agreement with the New General Federation of Workers and the Bezeq International Workers Committee, the key issues being:

-	The agreement will apply for all Bezeq International employees, other than the executive management (VPs and those who report directly to them) and another group of employees and managers that the parties agreed upon.

-	The period after which Bezeq International’s employees will be considered as tenured is 36 months, with an option for an extending for an additional six months with the Committee’s agreement.

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-	The agreement prescribes mechanisms that include the Committee in decision making with regard to the termination of the employment of tenured employees, disciplinary measures imposed against them, and the execution of organizational changes.

-	The agreement also provides for annual wage hikes and other financial benefits (such as subsidies summer camp and welfare activities) to be provided by Bezeq International for its employees during the agreement period.

-	The agreement is valid until December 31, 2018. Thereafter the agreement will automatically be renewed for further period of 12 months each, unless one of the parties gives notice of their intention to change the agreement.

4.9	Trade payables

4.9.1	Foreign operators

Bezeq International has collaboration agreements with some 200 foreign operators, under which Bezeq International transfers to and from these operators international calls (including outgoing calls from Israel, incoming calls to Israel and calls between various destinations outside of Israel) to some 240 destinations worldwide.

4.9.2	Capacity providers

Bezeq International is dependent upon the Company for domestic capacity to provide its services.

Most of the international capacity that Bezeq International uses is transmitted via its wholly owned submarine cable. As backup, Bezeq International uses capacity purchased from Med Nautilus.

Under its agreement with Med Nautilus, Bezeq International purchased indefeasible rights of use to a particular non-specific part of the communication capacity transferred by the undersea cable system operated by Med Nautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2022 – 2027, depending on the date of the start of use of the capacity. Bezeq International paid for these rights of use in a lump sum payment shortly before the date on which it started using the capacity.

4.10	Taxation

See Note 6 to the 2016 Financials.

4.11	Restrictions and supervision of Bezeq International’s operations

4.11.1	Legislative restrictions

Under the Communications Law, telecommunications operations and provision of telecommunications services, including international telecommunications services and internet access services, require licenses from the Minister of Communications. The Minister is authorized to amend the terms of the license, add to them or detract from them, while taking into consideration, inter alia, the government’s telecommunications policy, interests of the public, compliance of the licensee to provision of services, contribution of the license to competition in the telecommunications industry, and the level of service therein

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The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued thereunder, and for violation of the terms of the license.

4.11.2	Licenses

On February 21, 2016 Bezeq International’s license was amended by the General Director of the Ministry of Communications and was replaced by a unified general license for providing telecommunications services (“Unified License”).

The Unified License, which is valid until May 2, 2025, covers all the services that Bezeq International was permitted to provide to date.

Pursuant to Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 5 million in compliance with the terms of the Unified License.

4.11.3	On July 9, 2014, the Minister of Communications granted Bezeq International the powers pertaining to land that are listed in Chapter 6 of the Communications Law, including access to land for the purpose of laying and maintaining a network (see section 2.16.4).

4.11.4	Interconnect payments

With regard to interconnect fees paid to domestic carriers and mobile telephony operators, see section 1.7.4.1.

4.11.5	Key regulatory developments

4.11.5.1	For possible changes in the communications market that could also affect Bezeq International as a consequence of policy to increase competitiveness, see section 1.7.3.1.

4.11.5.2	Since 2013 the Ministry of Communications conducts hearings with regard to reregulation of the international telecommunications market. Originally the proposed regulation enabled any fixed-line domestic operator or mobile telephony operator to provide international telecommunications services as part of the service bundles they offer to their subscribers, with conditions, as well as international data transmission and configuration services. Resolutions adopted subsequent to this hearing could have significant effects on the structure of competition in the international telecommunications sector, and consequently also on the results of Bezeq International’s operations in this sector. At this stage Bezeq International is unable to estimate the scope of this effect, which depends, inter alia, on the type of resolutions that will be adopted subsequent to the hearing.

4.11.5.3	For further information regarding the resolutions adopted with regard to the wholesale market that also affect the segment of operations, see section 1.7.3.

4.12	Joint venture agreements

Bezeq International has an exclusive partnership agreement with British Telecom (BT) for providing global communications services to Israeli and multi-national companies operating in Israel. Under this agreement, Bezeq International will operate as a BT Alliance partner in Israel and will market a range of BT’s global IT services and products (such as global data communication networks, MPLS and international access lines).

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4.13	Legal proceedings[45]

During its normal course of business, legal claims have been filed against Bezeq International, including motions to certify class actions.

4.13.1	Pending legal proceedings

	Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
A.	December 2011	Customer v. Bezeq International	District (Central)	Civil class action	According to the plaintiffs, during October 2011, Bezeq International failed to provide its internet customers with the browsing speed it had undertaken in the contract. The plaintiffs claim refund of the monthly fees and compensation for mental anguish. On March 13, 2016, the court certified the claim as a class action.	Approximately 120
B.	January 2015	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.	They claim that the Moreshet content filtering services that Bezeq International provides for its religious and traditional sector customers, for a fee, do not protect users from offensive content and that their exposure to such content caused them harm. It is further claimed that Bezeq International must compensate the customers who purchased content filtering services and who were not offered the basic filtering service which is provided free of charge.	About 65, with the addition of NIS 1,000 for each of the members of the class (every pupil in the Israeli education system).
C.	November 2015	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.	They claim that Bezeq International charged the listed customers for an overseas dialing plan at “premium prices” that were higher than the agreed price fixed in the communications plan. The plaintiffs contend that Bezeq International exceeded the applicability of the plan, fixed line destinations overseas and defined them as “premium destinations”, without basis and by misleading customers.	Not noted.
D.	June 2016	Customer v. Bezeq International	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Bezeq International misleads its customers by marketing fast internet packages at 100MB, while the actual speed provided is much lower.	Approximately 187

[45]	For information concerning reporting policies and materiality, see section 1.1.

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E.	September 2016	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimants contend that Bezeq International charges excessive and unreasonable rates in contravention of section 17 of the Communications Law, for outgoing international calls.	Not noted.

4.13.2	Legal proceedings that ended during the Reporting Period

	Date	Parties	Court	Type of Action	Details	Amount of claim NIS million
A.	2008	Customer v. Bezeq International and other international operators	District (Central)	Civil class action	Four claims, which were consolidated to form one suit relating to the use of international phone cards for dialing to destinations in the Philippines, Thailand and Nepal. the phone cards provide an average of 50% of the time units indicated to the purchasers of the cards, Bezeq International also deducts call time for time unsuccessfully spent attempting to call someone, contrary to the declaration does not charge for units of round minutes, provides misleading information about the number of units on the card and formed a cartel with other international telecommunication companies regarding raising the prices for phone cards. In November 2010, the court recognized the motion to certify a class action on the grounds of deception.
					In September 2016, a judgment was handed approving the settlement arrangement signed between the parties concerning both proceedings, under which Bezeq International will allow calls to the amount of NIS 5 million to be made free of charge, and will pay the representative plaintiffs compensation and legal fees in an amount of NIS 500,000.	1,159
B.	February 2012	Customer v. Bezeq International and other international operators	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	Similar to the foregoing in row 0 above, the plaintiffs allege that the defendants misled customers who purchased overseas dialing services by means of pre-paid international phone cards, with respect to the number of minutes on the card. The foregoing settlement in row A also applies to this claim.	2,700

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4.14	Goals, business strategy and expected development

Bezeq International set itself the goal of continuing to lead the basic internet services market in Israel for private and business customers, while maintaining its revenues in its traditional markets:

4.14.1	To continue its leadership in the internet access market with emphasis on further differentiation of Bezeq International based on its network performance and the quality of the customer services it provides.

4.14.2	To intensify and expand its cloud-based solutions.

4.14.3	To strengthen its status as one of the leading ICT players in Israel.

4.14.4	To increase customer satisfaction by strengthening and expanding service openings (automated services, social networks, etc.).

These objectives may not materialize or may materialize in part only, due to regulatory changes that could harm Bezeq International’s ability to provide solutions for existing or changing market requirements, and due to all the other risk factors described below.

4.15	Discussion of Risk Factors

Description of the risk factors deriving from the macro-economic environment, from the unique characteristics of the sector in which Bezeq International operates, and Bezeq International’s company specific risk factors:

4.15.1	Changes in currency exchange rates

The primary currency in which Bezeq International operates is the NIS. The majority of Bezeq International’s revenues is from customers in Israel. On the other hand Bezeq International uses services from providers worldwide and pays them for these services in foreign currency, primarily in USD. Changes in the exchange rates of the currencies in which Bezeq International operates against the NIS exposes it to rate differentials on the gap generated, which could adversely affect its profitability by increasing financing expenses, as well as its cash flows. As there isn’t a big gap between the currency linked income and expenses, exposure to this risk is not material. To protect itself against currency exposure, for specific material transactions, Bezeq International engages in hedging transactions and purchases other financial instruments.

4.15.2	Competition

For information concerning the effect of competition on Bezeq International’s businesses, see section 4.6.

4.15.3	Frequent technological developments and infrastructure investments

Bezeq International’s operations are characterized by frequent technological developments. The development of technologies constituting attractive alternatives to some of Bezeq International’s products (such as WhatsApp and Skype) is likely to have a materially adverse effect on its operations. Furthermore, technological developments require frequent investment in infrastructure. See sections 4.1.6 and 4.1.5.3.

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4.15.4	Government supervision and regulation

For information relating to the application of the provisions of the law and licensing policies and their effect on Bezeq International, see section 4.11. Certain regulatory changes applicable to Bezeq International could have an adverse effect on its results and operations.

4.15.5	Legal proceedings

Bezeq International is party to legal proceedings, including class actions, some of which could result in its being required to pay substantial sums which, in the opinion of its legal counsel, could require the use of Bezeq International’s financial resources. A provision has been made in the financial statements of Bezeq International and the Company for such proceedings. For information concerning legal proceedings to which Bezeq International is a party, see section 1.14.13.

4.15.6	Failure of Bezeq International’s systems and cyber attacks

In the event of damage to part or all of the systems used by Bezeq International to provide its services, whether due to various technical failures or force majeure, or deliberate damage by external elements (physical or virtual - by cyber attacks) significant difficulties may be caused to the provision of its services.

4.15.7	Labor relations

Bezeq International has a collective agreement with the New General Federation of Workers and with the employees’ committee which applies to most of its employees. Implementation of the collective agreement could impact Bezeq International’s ongoing operations.

The table below demonstrates the effects of the foregoing risk factors on Bezeq International’s operations, as assessed by its management. It should be noted that Bezeq International’s assessments with regard to the extent of the effect of a risk factor reflect the extent of effect of such risk factor, based on the assumption that the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. The order in which the risk factors appear above and below is not necessarily based on the extent of the risk46.

Summary of risk factors - international telecommunications, internet and NEP services

[46]	See footnote 36.

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Effect of risk factor on Bezeq International’s operation
	Major	Moderate	Minor
Macro risks
Exposure to changes in currency exchange rates			X
Sector-specific Risks
Increasing competition		X
Investments in infrastructure and technological changes		X
Government supervision and regulation	X
Special risks for Bezeq International
Exposure in legal proceedings		X
System failure and cyber attacks		X
Labor relations			X

The information contained in section 4.15 and Bezeq International’s assessments of the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, Bezeq International’s assessments regarding the market situation and the structure of competition in it, and possible developments in the market and in the Israeli economy. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

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5.	DBS – Multi-channel television

DBS, also known by its commercial name YES, is a wholly owned subsidiary of the Company that provides multi-channel satellite television broadcasts and additional services to subscribers in Israel and Judea and Samaria, and owns broadcasting rights for content purchased from third parties and productions in which it invests.

DBS is the only company currently holding licenses (which are not exclusive) for multi-channel satellite television broadcasting.

5.1	General information about the area of operations

5.1.1	Structure and changes in segment of operations

5.1.1.1	General

There are to date two broadcasting licensees in the multi-channel television broadcasting sector, DBS and HOT of HOT Group that provides cable television services to subscribers, and has a pronounced monopoly under the Antitrust Law in the multi-channel television broadcasting sector (“the Broadcasting Sector”). Cellcom Group’s Cellcom also operates in the multi-channel television sector, providing television services via the Internet that enables, either by using a special streamer or application, viewing VOD content and a few linear channels (including the DTT content). HOT and Cellcom offer their services together with the other media services they provide, including as part of unbundleable bundles (such as the Triple bundles providing landline and mobile telephony and TV services).

For information pertaining to additional communication services provided by HOT Group and by Cellcom, see section 1.7.1, and for Cellcom services see section 5.1.1.3 below.

5.1.1.2	DTT network

Second Authority for Television and Radio (the “Second Authority”) operates a digital terrestrial television broadcasting system (DTT, known as Idan Plus) through which certain channels are broadcast to the public, free of charge. As at reporting date it broadcasts the channels of the Broadcasting Authority (Channel 1 and Channel 33), the commercial channels (Channel 2 and Channel 10) and the Knesset Channel (Channel 99). The DTT operator may broadcast additional channels including radio channels, Educational TV Channel and subject-based and niche channels47. The channels are broadcast for broadcasting fees, however the Ministers of Communications and Finance may decide that the State will subsidize broadcasting fees applicable for subject-based channels and niche channels.

[47]	Niche channels are channels that provide specific features such as language, culture or heritage, which is designed particularly for specific population sectors, or channels devoted primarily to a single topic which is produced by a special licensee for cable broadcasts under a RFP published by the Council pursuant to the provisions of the Law (niche channels broadcast as of Reporting Date include the Russian channel, Arabic channel and music channel); a niche channel is a TV channel that devotes at least 75% of its broadcasting hours (and 90% of its peak hours) to one of the topics listed in the by via the Digital Television Broadcasting Law , 2012 and in accordance with the conditions set in it (including sport, children, documentary, news and nature channels)

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The subject-based channels may, under the Law, finance their broadcasts by charging a subscription fee in addition to the alternative of financing through commercials.

Options for operating DTT through private operators

The Ministers of Communications and Finance may appoint a private operator to operate the DTT system, to which the Council will be authorized to grant a general broadcasting license for broadcasting additional channels of its choice, that will be financed by subscriber fees or commercials.

Such licensee that will comply with the minimum income as set out in the Law may in addition receive a special license for broadcasting one of the sport channels. Such licensees will be subject to, among other things, original production obligation, ratings (although lower than those applicable to DBS), depending on its total revenues and pro rata revenues of the total multi-channel television revenues for that year.

As of Reporting Date, the DTT is an alternative product, in part, to the multi-channel television broadcasts and is a basic broadcasting platform that is offered together with content services offered by OTT operators (such as Cellcom).

DBS believes that an increase in the number or range of channels broadcast via DTT, and the regulatory relief granted to this system, as well as the possibility of a private entity operating the DTT system, could increase the DTT alternatives to DBS’s services, and may therefore have a material detrimental effect on DBS’s results, also as the DTT content is part of the services offered by the OTT players (such as Cellcom).

This assessment of DBS is forward-looking information, as defined in the Securities Law, based in part on the present version of the regulations and DBS’s assessment with regard to its application. This assessment may not materialize or may materialize differently than expected, inter alia, depending on the channels that will be included in DTT, the regulatory decisions under the law and applicable regulatory restrictions, and the system and channels it will include.

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5.1.1.3	Transmission of video content over additional communications infrastructures

The increase in the bandwidths of communication infrastructures in Israel, together with technological developments enabling the transmission of video content (including channels) via the internet, cellular networks and other infrastructures, and compression capabilities enable wider use of these infrastructures for the transmission of video content.

A)	In recent years the number and range of video content accessible to the public has increased (whether with or pirated without authorization from the holders of title to the content48) via internet infrastructures and mobile networks, using the OTT format, and the content consumption format has changed from downloading of content to a computer to direct streaming. Viewing the content is by means of various items of terminal equipment, among them computers, televisions, tablets, and mobile phones. This trend allows diverse video content to be provided without the need for establishing specific network infrastructure (including by international entities) and as at reporting date, this is also not under regulatory supervision.

As of the reporting date, there are other providers (other than Cellcom) that enable VOD viewing via the internet (OTT), such as Amazon Prime, Apple TV and Netflix (while part of their content has Hebrew translation). To the best of DBS’s knowledge, other entities are considering launching similar services.

Under the Arrangements Law, a broadcasting body whose broadcasts are part of the “open broadcasts” (i.e. television broadcasts via the sports channels) will provide each content provider49 with agreement to broadcast its broadcasts via the internet free of charge, subject to the terms set out in the Arrangements Law. With regard to the commercial channels,50 for which a license was given to broadcast over the Internet before the start of the Arrangements Law, the start of the said arrangement will be delayed by five years, during which special arrangements will apply, including granting a license to any registered content provider that applies for one, at the best price and under the best terms granted by the commercial channel to other content providers under another broadcasting license that is valid when the license is granted, and all as set out in the interim provisions of the Arrangements Law.

[48]	DBS is a shareholder of Zira Ltd., which acts to prevent infringement of video content copyrights over the internet.

[49]	A “Content Provider” is defined in the Arrangements Law as an entity whose primary activity is the broadcast of a range of content to the public in Israel, provided that the content is broadcast at its initiative, through an interface under its control, whether the content can be viewed in real time, simultaneously by the public, or whether the content can be viewed at a time and place at the viewer’s demand.

[50]	To the best of DBS’s knowledge, as of Reporting Date, such commercial channels are Channel 2 and Channel 10.

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The establishment and development of such services could substantially affect competition among multi-channel television providers and this effect could intensify if providing of such content continues without regulatory supervision (regarding possible regulation of the transmission of such video content, see section 5.15.10).

B)	DBS provides VOD services via the internet (see section 5.2.3) and yesGo services that allow subscribers to view channels and VOD content via a range of terminal equipment (see section 5.2.2).

For information regarding regulation of broadcasts via new broadcasting technologies, see section 5.15.10.

5.1.2	Legislation, restrictions and special constraints in the segment of operations

Operations in the broadcasting sector are subject to extensive communications regulation, particularly the Communications Law, a strict licensing and monitoring regime and Ministry of Communication’s policy decisions. Broadcasting operations are also under the ongoing supervision of the Council, which sets policy, makes rules and monitors many areas of the sector, including broadcasting content, compliance regarding original Israeli productions, broadcasting ethics, consumer protection and approval of the channels broadcast and price controls.

Providing multi-channel television services by non-licensed broadcasters is not subject to the foregoing supervision.

In view of the substantial proceeds recognized by the Ministry of Communications leading to consolidation of content consumption platforms and requiring regulatory adjustments, an advisory committee was set up regarding the issue of regulation of the broadcasting and content sector (“Filber Committee”). In June 2016, the Filber Committee submitted its conclusions and recommendations regarding regulation of the broadcasting market, including with regard to such providers of content not broadcast via satellite or cable. In March 2017 the Minister of Communications decided to adopt most of the Filber Committee recommendations and ordered their regulation through legislation and guidelines to be submitted by the end of April 2017. Below are the key recommendations to be adopted:

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5.1.2.1	Definition of subscriber content providers

The Committee recommended defining the audio-visual content providers as set out below: (a) Small provider - has a market share exceeding 10% of the total market revenues; (b) Stable Small Provider - has a market share exceeding 10% of the total market revenues for 3 consecutive years; (c) Substantial Provider - has a market share exceeding 20% of the market revenues. (DBS is therefore considered as a substantial provider).

Narrow regulation will apply to small providers under the license granted to them, and they will be able to select either commercials or subscription fees as their source of financing. Narrow and broad regulation will apply to stable small providers and substantial providers, which will include obligations to invest in and present original productions.

5.1.2.2	Original productions

The Committee recommended a gradual reduction whereby the obligation of the substantial providers (HOT and DBS) to invest in original productions will gradually decrease from 8% to 6.5% of their revenues by 2021 and investment in high-end productions will increase from 4% to 5% of the provider’s revenues.

5.1.2.3	Independent channels - the recommendation of the previous committee on this issue (“Eyal Committee”) regarding the distribution of rights in purchased original productions or independent productions was adopted, in accordance with the criteria set out in the report. In addition, at the end of three years following the initial broadcast of a production, must sell rules will apply to the independent channels that receive original production funds, for further broadcasting of the original productions that they produced for the substantial providers. The price will be set by the independent channels, and the reasonability of the price will be reviewed by the Minister and the Council over time.

5.1.2.4	The Committee further recommended applying to the Antitrust Authority to grant general permission for collaboration between the owners of the independent channels for marketing and billing, so as to enable them to provide joint content bundles to subscribers.

5.1.2.5	Regulatory requirements for commercial license holders

The Committee recommended granting a commercial license to anyone broadcasting a channel that is funded by advertising (including a license holder for cable broadcasts via dedicated channels), and under certain conditions, to grant industry protections to a “new commercial license holder” and to an “established commercial license holder”, and to subject them to narrow regulation with no obligation to invest in original productions. It further recommended imposing broad regulation on “regular commercial license holders” that include an obligation to invest in original productions to broadcast news (including minimum investments), and to subject the license holders to regulation regarding cross ownerships and news broadcasting. The Committee also recommended reducing the amount that commercial license holders are required to invest in local high-end productions (starting from 2019); in purchased local productions; and to gradually reduce the obligation to invest minimum amounts in news broadcasts.

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In addition to adopting the foregoing recommendations, several remaining issues included in the Filber Committee report, as decided by the Minister, are being reviewed by a special team that is to submit its recommendations to the Minister in April 2017, including:

5.1.2.6	Regulation of must sell requirements and competition in the content sector - the Committee sought to avoid situations whereby certain content, primarily sports programs, will be inaccessible to subscribers of certain license holders, that could constitute a competition barrier against these license holders (see section 5.10.2 with regard to DBS’s dependence on two providers of Israeli sports broadcasts). The Committee recommended imposing a must sell obligation on sports channels towards licensed content providers, and a must sell obligation on sports operators towards sports channels. The programs will be offered for sale by the channel purchasing the broadcasting rights, according to the average cost+ per subscriber model. The entire channels will be offered for sale at an average price per subscriber to be fixed by the channel’s owner and will be collected, equally, based on the total number of subscribers of all the providers. An obligation to obtain “approval for broadcasting in Israel” will be imposed on independent channels that receive funding for original productions and on sports channels, which will include a must sell obligation for sports broadcasts as set out below, as well as a “special license” appendix granting them the right to switch between broadcasting platforms against payment of a channel transfer fee.

The Committee also stipulated that the obligation to share sports content will be regulated at two levels: The first is an obligation that will apply to the owners of rights in significant sports operators that are broadcast to the Israeli public, to grant licenses to broadcast the significant sports operator to the producer of a sports channel that requests such a license, in return for a price that is based on an average cost per subscriber. The second is an obligation that will apply to the producer of a sports channel that broadcasts sports content to the Israeli public from one or more of the foregoing significant sports operators (or from another sports operator as determined by the Council) to grant to any content provider that so requests, a license to broadcast the sports channel at a uniform price per viewer.

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5.1.2.7	Cancellation of the basic package and the initial basic package - it was suggested that the basic packages that HOT and DBS are required to offer be cancelled and in parallel to upgrade the existing basic package,[51] to be called the “core package”, so that it includes, apart from the mandatory channels that the license holders are obligated to provide by law, a sports channel and children’s channel that will be produced in Israel. In addition, 75% of the original productions will be available to all core package subscribers on VOD, which will be given equally to all core package subscribers. The price of the core package will be set by the substantial providers so that its current price will serve as an upper price limit and its reasonableness will be reviewed by the Minister and the experts. If the price is found to be unreasonable, the Minister will set a binding maximum price.

As the implementation of the Filber Committee recommendations, including those adopted by the Minister as aforesaid, require legislative amendments and appropriate regulatory decisions, as of Reporting Date, the Company and DBS are unable to assess whether these recommendations will in fact be implemented in legislation in full or in part, or in what format, and they are also unable to assess the effect of such legislative amendments on DBS’s business, if they will be adopted and the format for adopting them.

5.1.3	Changes in the segment’s volume of operations and profitability

For further information concerning the changes in the scope of DBS’s operations and its profitability, see section 1.5.4.4.

5.1.4	Technological developments that may have material effect on the area of operations

For information concerning broadcasting of video content over communications infrastructure, see section 5.1.1.3.

5.1.5	Critical success factors in the segment of operations and changes occurring in it

5.1.5.1	Quality, differentiation, innovation and originality in the content, variety, branding and packaging of its broadcasts.

[51]	The core package or basic package are the broadcasting packages approved by the Minister of Communications or the Council and include the channels that the subscribers may view when they join DBS’s service (see section 5.2.1). The obligation to offers such foregoing core package, as of Reporting Date, is until February 2018.

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5.1.5.2	Provision of television services while using advanced technologies such as personal television services, and in particular, PVR decoders and VOD services (see section 5.2), as well as HD and 4k services.

5.1.5.3	Access to content via the internet for viewing over various terminal devices (with regard to yesGo services, see sections 5.2.2 and 5.15.10).

5.1.5.4	Offering communication service bundles that including television and other services such as telephony and internet (see section 5.15.9).

5.1.5.5	High level of customer service.

5.1.5.6	Brand strength and its identification with quality, innovation and industry-leading content and services.

5.1.5.7	Price.

5.1.6	Main entry and exit barriers for the segment of operation

5.1.6.1	The main entry barriers are: (a) the need for broadcasting licenses; (b) the investments required of carriers in the sector, including for acquisition and production of content, and in the broadcasting sector for setting up special infrastructures; (c) the limited volume and the characteristics of the Israeli market; (d) television sector saturation.

5.1.6.2	In recent years, some of these entry barriers have started to crumble as a result of regulatory changes (such as DTT, see section 5.1.1.2) and of technological developments enabling transfer of video content over existing communication infrastructures, which at reporting date are not under regulatory supervision (see section 5.1.1.3). As a result, there are unlicensed players operating in the television sector.

5.1.6.3	The main exit barriers are: (a) with regard to licensed broadcasters there are regulatory barriers – termination of operations under the Broadcasting License depends on a decision of the Minister of Communications to cancel the license prior to the end of the license term, under the conditions set out in the license, including arrangements (which could be imposed on the licensee) for ensuring the continuation of broadcasts and services and minimization of harm to subscribers; (b) long-term contracts with important suppliers, and with entities which granted DBS long-term loans and subscribers.

5.1.7	Alternatives for products in the sector and changes therein

With regard to multi-channel television broadcasts, DBS considers the following services as the main alternatives to it products:

5.1.7.1	A variety of terrestrial channels broadcast to the Israeli public free of charge (for information regarding the DTT system, see section 5.1.1.2). In addition, many foreign channels may be received in Israel using relatively inexpensive terminal equipment.

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5.1.7.2	OTT video content providers (for further information see section 5.1.1.3).

5.1.8	Structure of competition in the sector and changes therein

An increase in the number of subscribers may be accomplished mainly by recruiting subscribers from the competition and recruiting new subscribers following the natural growth in the number of households. The broadcasting sector is characterized by fierce competition, which requires an investment of substantial resources to retain existing subscribers and recruit new ones.

There is slight erosion of the overall penetration rate of the broadcasting license holders, DBS and HOT, and are estimated by DBS to be 59.2% of the total number of households in Israel, and the penetration rate of Cellcom is estimated to be 4% of the total number of households in Israel.52 DBS estimates that the chances of increasing the total market share of these players is not high due to the fact that a large part of the remaining households are not potential audiences. To the best of DBS’s knowledge, there has not been significant changes in the overall number of subscribers of DBS and HOT in recent years, despite the increase in the number of households in Israel, and after several years during which the number of DBS subscribers remained stable and even increased, in recent years there has been a decline in DBS’s share of this market, due to the entry of Cellcom.

In addition to Cellcom entering the sector, in the last few years, competition also increased due to the additional OTT providers and the use of pirated broadcasts.

For further information regarding competition in the segment, see section 5.6.

5.2	Products and services

5.2.1	Broadcasts

DBS’s broadcasts provide its subscribers with a wide variety of channels: there are approximately 130 video channels (including several pay per view (PPV) channels and more than -20 are HD (High Definition) channels), in addition to radio, music and interactive services.

[52]	DBS’s assessment of the broadcasting market penetration rates is based on the total number of DBS and HOT subscribers (according to HOT’s reports), divided by the total number of households in Israel according to Central Bureau of Statistics data for 2015. Cellcom’ s penetration rate is based on Cellcom reports concerning the number of its subscribers.

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Under the terms of DBS’s broadcasting license and the Council’s decisions, these broadcasts include a basic package or one of the base packages that every subscriber is required to purchase (the maximum price for the basic package is supervised by the Ministry of Communications), as well as additional user selectable channels, either as packages or as individual channels, and PPV channels.

5.2.2	Advanced services

DBS markets PVR decoders which interface with DBS’s electronic broadcasting schedule and enable receipt of exclusive services, including advance booking of recordings, recording of series and pausing of live broadcasts.

DBS provides HD broadcasts which can be received through HD Zapper decoders. These broadcasts allow superior quality viewing. As of Reporting Date, DBS has launched advanced PVR decoders that enable higher resolution viewing, known as K4 or UltraHD.

In addition, these decoders also enable MultiRoom service through which, via a home network, content recorded on such decoders can also be viewed through other decoders (HD Zapper) in the subscriber’s home.

Most of DBS subscribers use various kinds of advanced decoders (HDPVR, PVR or HD Zapper), part of which provide HD broadcasts, have recording capacity and VOD viewing, or a combination of both. DBS believes that an increase in the number of subscribers using PVR decoders will contribute to increasing its revenues from these subscribers and to retaining them as subscribers, however this requires material financial investment.

For marketing methods of these decoders see section 5.8.2.

DBS also operates an OTT service referred to as yesGo, allowing subscribers to view the channels included under this service that they have purchased for home television viewing and VOD content, over a variety of terminal devices (smartphones, tablets and PCs)

5.2.3	VOD services

DBS provides VOD services for its subscribers via the Internet (OTT format), allowing user selectable content viewing. These services are provided for a service subscription fee, with additional charge for some of the content. Connecting to a service requires, among other things, certain types of decoders. In recent years, the number of DBS subscribers connected to VOD services and the consumption of VOD services has increased significantly, inter alia, due to the increased supply of available content, increase in available band width at subscribers’ homes and significant increase in use of advanced decoders. Regarding the issue of regulating DBS’s VOD services, see section 5.15.10 below.

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5.3	Revenue of products and services

Following is a table containing a breakdown of DBS’ revenues (in NIS millions):

	2016		2015		2014
Revenue from broadcasts and multi-channel television services to subscribers	1,715		1,748		1,708
Percentage of revenue	98	%*	99	%*	99	%*

*	The revenues balance is mainly due to payments from channels for broadcasting by DBS.

5.4	Trade receivables

The overwhelming majority of DBS’s subscribers are private customers. DBS usually engages with its subscribers in subscriber agreements which regulate the rights and obligations of subscribers in their relations with DBS. Pursuant to the provisions of the broadcasting license, the subscriber agreement was approved by the Council and the Standard Contracts Tribunal. (This approval has expired). DBS applied to the Council to amend the subscribers’ agreement and the license. In its application DBS requested that the provision of the license requiring the court’s approval for uniform contracts be cancelled in view of the legislative amendment concerning this issue. As of Reporting Date, this application has not yet been approved.

5.5	Marketing and Distribution

5.5.1	Marketing of DBS services is by way of publication in the various media. DBS sales to new subscribers are carried out via two key distribution channels (some by DBS employees and some by external resellers.

5.5.1.1	Sales representatives working to recruit subscribers.

5.5.1.2	Call centers that receive telephone inquiries from people interested in joining DBS services, as well as telemarketing campaigns to potential subscribers.

5.5.2	DBS’s sales to existing subscribers are carried out through call centers operated by its employees.

5.6	Competition

5.6.1	Competitors in the market

DBS’s main competitor is HOT, which also provides multi-channel television services to subscribers, under a broadcasting license. Another significant competitor is Cellcom, which has in recent years expanded its services and content that are based on both DTT broadcasting and VOD content, and 30 linear channels transmitted via OTT configuration. There are also other OTT players and pirated services operating in the market (see section 5.1.1).

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Breakdown of DBS and HOT subscriber numbers and market shares53 to the best of DBS’s knowledge, at December 31, 2014, 2015 and 2016*.

2016		2015		2014
Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share
614	40%	635	42%	630	42%

*	The number of subscribers is approximate and the market share is rounded. Subscriber – one household or small business customer. In the case of business customers who have more than a minimum number of decoders (such as hotels, kibbutz or gym), the number of subscribers are standardized.

5.6.2	Nature of competition today

Broadcasting competition focuses on broadcasting content, and price and quality of services, as well as offering additional services, such as HD and VOD services, and advanced decoders, as a result of the demand for advanced and personalized television broadcasting (allowing customers to select what content and when to view it).

Competition also involves offering additional communication services together with video content (for information regarding service bundles offered by HOT and Cellcom groups see section 1.7.1).

5.6.3	Positive and negative factors that affect Pelephone’s competitive status

5.6.3.1	DBS’s management estimates that DBS has competitive advantages, the main ones being:

A)	Using the most cutting-edge technology worldwide for providing its services.

B)	The quality and variety of content DBS broadcasts to its subscribers.

C)	The level, quality and availability of DBS’s customer service.

D)	Fostering and promoting the YES brand as a preferred, popular brand with a high level of loyalty.

[53]	Breakdown of DBS’s market shares in 2014 through 2016 are based on the number of subscribers of DBS, of HOT (based on HOT’s reports) and of Cellcom (based on Cellcom’s reports regarding the number of subscribers), where the market shares at December 31, 2015 and December 31, 2016 were calculated out of the total subscribers of DBS, HOT and Cellcom and the market share at December 31, 2014 was calculated out of the total subscribers of DBS and HOT only.

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5.6.3.2	However, DBS’s competitive operations suffer from inferiority or from adverse factors in a number of areas, the main ones being:

A)	Inferiority of infrastructure – DBS’s infrastructure is inferior because the satellite infrastructure does not enable bidirectional communication, it does not enable the provision of VOD services and does not enable the transmission of telephony and internet services, in contrast to the infrastructure of HOT which enables the supply of these services.

B)	Regulatory restrictions -

For information regarding restrictions on marketing joint service bundles see section 5.15.9 below.

For information regarding restrictions under the Commissioner’s conditions for a merger see section 1.1.2 above.

C)	The establishment of the wholesale market reform as set out in section 1.7.3 does not allow DBS to purchase services from the Company according to which, particularly if the wholesale market reform will include telephony services, could ease the entry and establishment of new players.

D)	Space segments - the use of space segments involves heavy expenses. Regarding the restriction on its ability to expand its supply of broadcasts see section 5.7.

E)	For information regarding the transmission of video content via additional communication infrastructures without regulatory supervision - see section 5.1.1.3.

5.6.4	Main methods for coping with competition

Below are the main methods used by DBS for dealing with competition in the broadcasting sector:

5.6.4.1	Content – DBS acts to purchase, produce and broadcast high-quality, innovative and diverse content, creating differentiation of its content;

5.6.4.2	Service – DBS places an emphasis on its customer service;

5.6.4.3	Technology – DBS invests in expanding its technological capacities by focusing on providing innovative and advanced services, such as HD and Ultra HD services and personalized television broadcasts.

5.6.4.4	Branding – cultivation, promotion and differentiation of the YES brand;

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5.7	Production capacity

The number of channels which DBS is capable of broadcasting to its subscribers depends on the number of space segments it uses, its compression capability and the bandwidth required for transmission of each type of channel. As of the reporting date, DBS uses almost all the space segments at its disposal, consequently any increase in the number of channels it broadcasts, particularly of HD channels, as well as the launching of 4K channels (Ultra HD), which require greater bandwidth would require additional space segments or improving its compression software. DBS obtains the space segments from a company that is wholly controlled by the controlling shareholder of the Company (see section 5.16.1).

5.8	Property, plant and equipment

Below are the main components of DBS’s property, plant and equipment:

5.8.1	Land

DBS leases several real estate properties for its operations. Its head offices and main broadcasting center are located on leased land in Kfar Saba. The lease periods for these sites expire in 2019 and the lease periods for the other properties leased by DBS vary from three to 6.5 years (these periods are based on the assumption that DBS will exercise its options to extend these leases).

5.8.2	Terminal equipment

DBS installs a receiver dish and other terminal equipment in its subscribers’ homes, including decoders enabling reception of broadcasts and smart cards for decoding the encrypted broadcasts. The decoders are leased to subscribers for a fixed leasing fee paid during the entire period the services are received, or are lent to subscribers.

DBS capitalizes the end equipment installation costs as part of its property, plant and equipment.

During the reporting period, DBS purchased decoders from two suppliers under framework agreements. HDPVR decoders, in a total amount of NIS -41 million, were purchased from Advanced Digital Broadcast S.A. (“ADB”), the decoder manufacturer, and Eurocom Digital Communications Ltd. (“Eurocom Digital Communications”), the importer that also provides product warranty for the decoders which ADB undertook under the agreement. Eurocom Digital Communications is controlled (indirectly) by Shaul Elovitch, the controlling shareholder of the Company (the “ADB Agreement”). HD Zapper decoders are purchased from Altech Multimedia International (Pty) Ltd. (“Altech”). In April 2016 DBS engaged in a framework agreement for the development and supply of advanced HDPVR decoders with Draco Inc. (decoder supplier) and Altech (decoder manufacturer). DBS may become dependent upon these suppliers. The amounts for purchases from these suppliers in the reporting year are not material to the Group.

Replacing a supplier with another supplier does not involve additional material costs, however a substantial preparatory period is required to adapt the decoders of the alternative supplier to the DBS broadcasting and transmission systems (which is also dependent on these service providers, Cisco - see section 5.8.4), which could, in the event of the termination of the engagement at short notice, cause DBS loss of revenues.

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5.8.3	Broadcasting equipment and computer and communications systems

DBS has its central broadcasting center in Kfar Saba and a secondary broadcasting center close to Re’em Junction from where it transmits its broadcasts. The broadcasting centers operate reception and broadcasting equipment, as well as computer and communication systems. The secondary broadcasting center is operated by a third party which provides services for operating and maintenance of the secondary broadcasting center for DBS under a contract which is valid until the end of 2018 (with DBS having an extension option).

5.8.4	Operating and encryption systems

D.B.S. purchases from Cisco Group companies (“Cisco” ) development, licensing, assimilation, maintenance and warranty services with regard to the operating systems of the broadcasting system and the decoders, and the hardware related to these services, including those connected to the encoding of DBS services, and viewing cards that allow the foregoing encoded content to be viewed

For these services and products DBS pays Cisco one-time payments and periodic payments part of which are in a fixed amount and part are based on the number of active decoders of each type, and the ratio of part of the payments is fixed in the agreement as minimum annual amounts. The term of the agreement with Cisco is until December 2020 (with an automatic extension mechanism, unless one of the parties decides to end the agreement, subject to prior notice period as set in the Cisco agreement.

DBS is dependent upon the regular supply of these services and products, including integration of the various decoders that DBS uses for the operating system.

In 2016 DBS payments to Cisco were in an amount that is not material to the Group.

5.8.5	Computerized billing system

DBS uses software and computer systems for managing its subscriber agreements, including its billing and collection system. In this context, DBS engaged in agreements with NetCracker Technology Solutions Ltd. and NetCracker Technology EMEA Limited (jointly “NetCracker”).

DBS is dependent upon NetCracker’s system and services due to their importance for managing and monitoring services and content purchased by subscribers and for billing its subscribers. System malfunctions or shutdown of these services to DBS could cause operational difficulties until the fault is repaired or the system/supplier is replaced. As of Reporting Date the current project agreement for services and technical support is until the end of 2019.

In 2016 DBS payments to NetCracker were in an amount that is not material to the Group.

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5.9	Intangible assets

5.9.1	licenses

D.B.S. owns the following key licenses:

5.9.1.1	Broadcasting license valid through January 2023[54] – this license is material to DBS’s operations and is the main regulatory permit for its operations (for the conditions of this license, see section 5.15 below).

5.9.1.2	A satellite television license for broadcasting in the Administered Territories, valid through December 2022, the terms of which are similar to those of DBS’s main broadcasting license, as set out in section 5.9.1.1.

5.9.1.3	License to perform uplink operations (transfer of broadcasts from DBS’s broadcasting center to the broadcasting satellite and implementation of set and ancillary operation activities), which is valid until January 2023[55] or until the end of DBS’s broadcast license, whichever is the earlier. This license is essential for DBS’s operations and is the regulatory permit for the transmission of broadcasting messages from the broadcasting center to the broadcasting satellites and from them to the subscribers’ homes.

5.9.2	Trademarks

DBS owns registered trademarks with the main ones designed to protect its trade name (YES).

5.10	Broadcasting rights

5.10.1	DBS has the broadcasting rights of two types of video content.

Content purchased from third parties, including content and channels, that own the broadcasting rights thereto;

Content which DBS invests in producing (in full or in part), and in addition to the actual right to include the content in its broadcasts, DBS generally also has rights in such content, at the rates specified in agreements with the producers. In most instances, DBS is also entitled to issue authorizations to use the rights and share the revenues stemming from additional use of the content, in addition to DBS broadcasting thereof

[54]	This after the license was extended by the Minister of Communications in January 2017. At the end of this period the agreement may be extended for additional periods of six years each, subject to the terms of the broadcasting license.

[55]	This after the license was extended by the Minister of Communications in January 2017.

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The broadcasting and distribution of content by DBS over various media involves payment of royalties to the owners of copyrights and performance rights to music, sound recordings, scripts and directing of content, and for secondary broadcasting included under the Copyright Law, 2007 and the Performers and Broadcasters Rights Law, 1984. Such royalties are paid to several organizations operating in Israel, for collecting royalties on behalf of the owners of the intellectual property rights, under blanket licenses. Royalty payments under these licenses are, at times, based on a fixed payment and sometimes on various pricing methods, and with respect to some of the organizations, DBS may be required to pay additional amounts as royalties for transmitting content via certain media, and in amounts that DBS estimates are not expected to be material.

This estimate by DBS is a forward-looking statement, based among other things on estimates by DBS, including regarding the amount of use of the content and the positions of the various organizations, and should any of them change, this estimate may change accordingly.

5.10.2	Given the many content providers from which DBS purchases broadcasting rights, DBS does not have a main content provider and is not materially dependent on any single content provider. However, with respect to broadcasts of Israeli sports, at the date of this report DBS is dependent on the purchase of the broadcasting rights of local sports channels from two providers, and the term of the contract with one of them terminates at the end of 2018.

In 2016, DBS paid for the purchase of broadcasting rights a total amount of NIS -311 million.

5.11	Human resources

5.11.1	Organizational structure

DBS is made up of departments, each headed by a VP, who are members of DBS management.

(*)	The Internal Auditor is not an employee of DBS.

(**)	The CEO of DBS also serves as the content manager.

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5.11.2	DBS personnel by division

	Number of Employees
Division	As at December 31, 2016		As at December 31, 2015
Marketing	36		37
Customer Division	951	(*)	1,169
Content Division	41		40
Engineering	114		118
Finance and Operations	127		115
Human Resources	62		60
Regulation and Legal Management	10		11
Technologies and Information	134		141
Management and Spokesperson	8		7
Sales	270		286
Total	1,753		1,984

(*)	Following improvement of the service center procedures.

5.11.3	Bonuses and Nature of Employment Agreements

In September 2016, DBS signed a collective agreement with the New General Federation of Workers (which represents DBS workers) and the Workers Committee at DBS. Thereafter the agreement will automatically be renewed for further period of 12 months each, unless one of the parties give notice of their intention to change the agreement. The agreement applies to all DBS employees (other than a certain percentage of employees and managers). The agreement provides, among other things, the periods after which DBS employees will become tenured employees, mechanisms for involving the Workers Committee in decision making concerning employment and termination of the employment of tenured employees at DBS, as well as annual wage increments and other general benefits DBS will grant to its employees during the term of the agreement.

DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law. DBS employs people in some of its departments on the weekly day of rest and on days of rest prescribed by the State, and it has an appropriate permit for such employment.

5.11.4	Employee compensation schemes

DBS customarily awards its officers and managers, as well as some of its employees, annual bonuses based on attaining goals and performance assessment.

5.12	Trade payables

For a description of the engagement with Spacecom, see sections 5.7 and 5.16.1.

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For a description of the agreements with the decoder suppliers, see section 5.8.2.

For a description of the agreement with NetCracker, see section 5.8.4.

For a description of the agreement with NetCracker, see section 5.8.5.

With respect to the purchase of the broadcasting rights to local sports channels, see section 5.10.2.

5.13	Financing

5.13.1	Average interest rate on loans

Source of financing		Amount at December 31, 2016 (NIS millions)	Currency or linkage	Average interest rate	Effective interest
Long-term loans	Banking sources	49	NIS	3.43%	3.46%
	Non-bank sources (1)	818	CPI-linked NIS	6.03%	6.12%

(1)	The non-banking credit, which is valid until December 31, 2015, is made up of debentures (see section 5.13.2).

(2)	In September 2016, the boards of directors of the Company and of DBS approved converting the shareholders’ loans recorded in the Company’s name in DBS’s books (including loans acquired from Eurocom), that were granted until June 23, 2015, the total balance of which, principle and cumulative interest as of September 7, 2016 amounted to NIS 5,319,400 thousand, into capital that will be recorded in DBS’s books as premium on shares. Until they are converted, these loans will be linked to the consumer price index and are classified into three categories: a. interest-free loans; B. loans bearing annual interest of 5.5%; C. loans bearing annual interest of 11%; In this regard, see also Note 6 to the 2016 Financial Statements. In addition, in December 2016, additional loans provided by the Company to DBS, in the amount of NIS 389 million, principal and cumulated interest, were also converted.

5.13.2	Institutional financing

5.13.2.1	DBS has two debenture series issued to institutional investors and that were listed under the TACT institutional system at the TASE. A debenture series issued in 2007 under a deed of trust between DBS and Hermetic Trust (1975) Ltd. (“Deed of Trust A”” and Trustee A”, respectively) and its expansion in April 2014, and a debenture series issued in 2010 under a deed of trust between DBS and Hermetic Trust (1975) Ltd. that was expanded in 2011, 2012, 2013, 2014 and 2015 (“Deed of Trust B”).

Under Deed of Trust A, DBS created a first degree floating charge, unlimited in amount, in favor of Trustee A on all the company’s assets (other than exceptions due to the provisions of the Communications Law), that contain a condition restricting the creation of additional charges (subject to exceptions set out in Deed of Trust A and the Deed of Pledge), and (subject to exceptions provided by the Communications Law) a first degree fixed charge, unlimited in amount, over the rights and assets of the company, including its rights under material agreements to which it is party, its unissued registered capital, its goodwill, certain intellectual property rights and insurance rights to which it is entitled under the insurance policy taken out for it.

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Deed of Trust A and Deed of Trust Bee set out usual events (such as insolvency proceedings, violation, exercise of liens on most of the company’s assets and others) that, should they occur, following a warning period and under terms that were set in each Deed, establish the right to call for the immediate repayment of the debentures, subject to the provisions of the Deed of Trust, and the right to call for immediate repayment in the event of exercising the call for immediate repayment of another DBS debenture series, if the outstanding balance exceeds the amount fixed in the Deed of Trust.

For further particulars relating to the debentures, see Note 12.4 to the 2016 Financials.

5.13.2.2	In September 2015 the Company signed a deed of guarantee to meet DBS’s liabilities in favor of the holders of Debentures (Series B), against reducing the interest rate on Debentures (Series B), and cancellation of collateral and various provisions of Deed of Trust B, and all in accordance with the terms set in Deed of Trust B. If the Company’s rating is downgraded to below a rating of -AA, the interest rate will increase, the cancelled provisions will be reinstated and the collateral will be pledged in favor of the Trustee for Debentures (Series B). For further information, see Note 12.4 to the 2016 financial statements.

5.13.3	S&P Maalot ratings for DBS and its debentures

As of October 2015, DBS is rated by S&P Maalot with a ilAA (stable) issuer rating, following the acquisition of all holdings in it by the Company. The debentures issued by DBS are rated by S&P Maalot as ilAA. In July 2016 S&P ratified DBS’s ilAA rating with stable outlook, while in its announcement it stated that a change in the Company’s rating will affect DBS’s rating.

5.14	Taxation

In September 2016, a tax assessment was signed between the Company, DBS and the Tax Authority and in this regard, a tax decision was given, due to a Stage A assessment that is not in the agreement, that was issued to DBS for 2010-2011 and the objection submitted by DBS. For further information, see Note 6 to the 2016 financial statements.

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5.15	Restrictions on and supervision of the company

5.15.1	General

DBS’s operations are regulated by and subject to an extensive system of laws that apply to the area of broadcasting, including primary legislation (and specifically the Communications Law and subsequent regulations), secondary legislation (including the Communications Rules), as well as administrative directives and Council decisions.

Additionally, DBS’s operations are subject to the provisions of its licenses, and particularly the broadcasting license.

5.15.2	Eligibility requirements for satellite broadcasts licensee, cross-ownership restrictions

The regulations of the satellite broadcasting license place various restrictions on a licensee, including eligibility requirements that relate to the holdings of the owner of the license and the interested parties, directly and indirectly, in the licensees under the Law of the Second Authority and the owners of daily newspapers.

5.15.3	Tariff control

The broadcasting license provides provisions regarding the types of fees the licensee may collect from its subscribers for services provided under the license, and those fixed in DBS price list. The vast majority of subscribers join special campaigns offering DBS services, including various content combination packages, related services, as well as the receipt and installation of terminal equipment at prices below the listed price.

DBS is obligated to notify the Council chairperson regarding any change in pricing approved by the Council immediately after publication. The chairperson, in certain situations, may prohibit the change in pricing. The Council chairperson may intervene in campaigns or discounts offered by DBS if he/she finds that they are misleading to the public or discriminate between subscribers.

Under the Communications Law, the license may stipulate maximum prices that can be charged to subscribers. At the date of this report, no such prices had been set. In addition, the Minister may fix the price of the basic packages.

In July 2016, the Council’s resolution on the policy of special offers and applicability of transparency provisions came into effect, the highlights being:

a)	Each primary deal (that includes the broad basic package, the narrow basic package or any other basic package that will be offered in the future) will be priced for a defined and fixed period of 4 to 18 months only (“the Initial Price Period”) during which no price increases will be allowed.

b)	Notwithstanding the foregoing, it will be possible to grant an additional discount during the first four months of the Initial Price Period.

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c)	It will not be possible to cancel a special offer during the Initial Price Period, unless permitted by law.

d)	It will be possible to agree in advance with a subscriber on the price that will apply after the Initial Price Period (“Continuation Prices”), subject to certain conditions concerning the Continuation Prices and method for notifying the subscriber regarding their coming into effect and regarding the subscriber’s rights to give notice of the termination of the agreement during the period of the Continuation Prices.

e)	All primary deals must be published on the website (excluding special retention offers). It is not mandatory to publish bonuses and compensation offers.

f)	Customer service centers must offer subscribers the best deals that are relevant to them.

g)	The provisions of the decision will not apply at this stage to business customers and with respect to economies of scale, including kibbutzim, workers’ committees, etc.

h)	The Council does not intend to prevent differentiation between special deals targeting new customers and those targeting existing customers.

For further information regarding the Council’s resolution see immediate report dated February 15, 2016 and supplementary report dated March 23, 2016.

5.15.4	Obligation to invest in local productions

Under the provisions of the broadcasting license and the Council’s decisions, in 2016-2017 DBS was is required invest an amount no less than 8% of its revenue from subscription fees56 in local productions, and according to the communications regulations and the decisions of the Council, DBS is required to invest different amounts of these investments in various genres of local productions. During 2016, DBS completed the investment shortfalls as fixed for it.

In December 2016 the Council decided that its previous decision according to which the obligation to invest in local productions will increase to 9% will be postponed and will come into force in 2018, and this so long as the Council does not order otherwise and so long as there is no decline in DBS’s revenues or the number of its subscribers, at a rate and in a manner that are prescribed in the decision. The Council further decided that in the third quarter of 2017 it will review the prevailing legislative status and the financial situation of the license holders in accordance with a formula fixed in the decision for the rate of investment and will issue provisions if it deems fit.

[56]	Including DBS revenues from terminal equipment and installation, and pursuant to the Council’s decision, also from VOD services.

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5.15.5	Requirement to transmit channels

In accordance with the requirements under the law and license, DBS is required to allow the producers of channels set out in the law to use its infrastructures to transmit broadcasts to its subscribers, and this in exchange for payment (“Transmission Fee”) to be determined in the agreement, and lacking agreement - in exchange for a payment to be determined by the Minister, after consulting with the Council.

5.15.6	Content of the broadcasts and obligations with respect to subscription

The broadcasting license sets out provisions that relate to the content of DBS’s broadcasts, including an obligation to obtain the Council’s approval of the channels broadcast by DBS. The Communications Law forbids holders of broadcasting licenses to broadcast commercials, other than a few exceptions.

The broadcasting license also includes provisions regarding the subscriber service terms, including discrimination prohibition.

5.15.7	Ownership of broadcast channels

Pursuant with the Communications Rules, DBS, including its affiliates as defined in the Communications Rules, may own up to 30% of the domestic channels it broadcasts (compared with the 20% applicable to HOT.) DBS is restricted under the Communications Law from owning a new program producer.

5.15.8	General provisions regarding the broadcasting license

The Minister and the Council have parallel authority to amend the broadcasting license. The Minister was authorized to cancel or postpone the broadcasting license for causes set out in the Communications Law and the broadcasting license. The Communications Law and broadcasting license stipulate restrictions on the transfer, attachment and encumbrance of the broadcasting license and any of the assets of the broadcasting license. The broadcasting license requires receipt of the approval of the Minister for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; hurting competition by way of an agreement, arrangement or understanding with a third party in terms of provision of broadcasts and services is prohibited, unless approved in advance and in writing by the Council; the obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses; an obligation was stipulated to provide bank guarantees that are currently NIS -40 million (principal) to the Ministry of Communications to guarantee DBS’s undertakings under the license (in order to issue these guarantees, DBS shareholders provided securities to the issuing banks).

For information with respect to the restrictions relating to DBS regarding B Communications’ acquisition of control in the Company, see section 1.7.6.

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5.15.9	Offering service bundles

Under the broadcasting license, DBS may offer joint service bundles that include service provided by the Company and service by DBS, subject to obtaining Ministry of Communications approval (and if no objections are raised within the period specified in the license, such approval will be deemed granted) and subject to conditions, the most important of which are the “unbundling” obligation, and the existence of a corresponding bundle marketed by a licensee that is unrelated to the Company (see section 1.7.2.2). A joint service bundle that includes the Company’s internet infrastructure service only, does not require Ministry of Communications approval and the unbundling obligation does not apply.

With regard to conditions published by the Commissioner with regard to the merger of the Company and DBS, see section 1.1.2.

DBS believes that in view of the development of competition between the communications groups and the growing importance of the supply of comprehensive communications services (see section 1.7.1), if the restrictions with regard to the Company’s collaboration with DBS (see section 1.7.2.2) remain in place, the adverse impact of such restrictions on DBS’s results may increase.

5.15.10	Regulation of the transmission of video content via media infrastructures

For further information regarding the Filber Committee recommendations and the decision of the Minister of Communications, see section 5.1.2.

The committees’ decisions, if applied, may affect the developing trend of video content transmitted over the web

DBS believes that the VOD services it provides over the web (see section 5.2.3), are not subject to the regulations currently applicable to the multi-channel television broadcasts and as far as it is aware. DBS also believes that the other services it provides via the internet (such as yesGo) are also not subject to such regulation. Nonetheless, from the Council’s various decisions (also see section 5.15.3) it appears that the Council believes it is authorized to also regulate these services regarding DBS. Of the foregoing regulations will be formulated or applied, they may affect the foregoing services provided by DBS.

DBS’s estimates in this instance are forward-looking information, as defined in the Securities Law, based in part on the recommendations of the foregoing interim report as published at this date. It is not at all certain that these conclusions will be applied in legislation and regulation, or in the proposed manner. These assessments may not materialize or may materialize differently from that expected, among other things, depending on how the recommendations of the Filber Committee are actually applied, the Council’s decisions and the legislative amendments that will be formulated as a consequence.

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5.16	Material Agreements

Following is a brief description of the main points of the agreements likely to be considered as material agreements not in the ordinary course of DBS’s business, which have been signed and/or are valid in the period of the Periodic Report:

5.16.1	Space segment leasing agreement

5.16.1.1	Under the agreement with Spacecom Communications Ltd. (“Spacecom”) ,[57] from 2013 DBS leases Amos satellite space segments (“the 2013 Agreement”). The 2013 Agreement is valid through 2028, whereby in the initial stage, the space segments that were available for DBS to use were on Amos 2 and Amos 3 satellites.[58] In September 2016, Spacecom informed DBS that Amos 2 had reached the end of its useful life, but that its commercial operation will continue from time to time. According to what DBS was informed by Spacecom, Amos 2 satellite is expected, according to updated assessments, to continue broadcasting until mid-2017.

According to the provisions of the 2013 Agreement, once Amos 2 ceases to operate, DBS is meant to lease space segments on the Amos 3 satellite (until 2022) and the Amos 6 satellite that was scheduled to be launched into space in the third quarter of 2016, and its useful life is expected to end in 2028.59

In June 2016, during the course of a routine, periodic maneuver of the Amos 2 satellite, the channels broadcast to DBS customers were shut down for about two hours, during which time DBS transferred the broadcasts to the Amos 3 satellite. When the normal function of the Amos 2 satellite was restored, the broadcasts were returned to it and DBS resumed normal, ongoing operation to its subscribers.

In September 2016, Spacecom reported that to the best of its knowledge, an explosion occurred during ground fueling of the launch rocket for the Amos 6 satellite causing total loss of the satellite, which was scheduled to replace the Amos 2 satellite for DBS’s broadcasts.

[57]	A company controlled by the controlling shareholders in the Company.

[58]	As announced by Spacecom, the Amos 3 satellite has a faulty parachute.

[59]	Pursuant to the 2013 agreement, DBS leased 12 space segments, and as of 2022 it is expected to lease 9 space segments only (with an options, from the beginning of Amos 6 planned operation, to lease up to two additional space segments, at the same price per segment, at the terms fixed in the 2013 agreement)

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Spacecom’s estimate regarding the date of termination of broadcasts from Amos 2 is forward-looking information, as this term is defined in the Securities Law, which is based, among other things, on the information that DBS received from Spacecom and which is partially even beyond the control of Spacecom and depends on its engagements with third parties, physical and technical conditions relating to the operation of the satellite and its broadcasting ability as well as weather conditions. Consequently, this estimate may not materialize or may materialize in a manner significantly different from that expected, among other things, depending on conditions relating to the operating of satellite, conditions required for its proper running and external factors that impact the running of the satellite and the operations of Spacecom.

5.16.1.2	In February 2017 the boards of directors of the Company and of DBS approved the DBS’s engagement with Spacecom in an addendum to the 2013 Agreement, the main points of which are set out below (the “2017 Agreement”). The agreement is subject to the approval of the general meeting of the Company and of Spacecom, which were set for April 3, 2017.

The term of the 2017 Agreement is until December 31, 2028 (without changing the term of the 2013 Agreement), subject to the early termination options set out below.

The satellites on which DBS will lease space segments are60: (a) Amos 3 satellite - that serves DBS at the present time; (b) Amos 7 satellite - an existing satellite on which Spacecom owns rights to lease space segments and which, according to Spacecom, positioning was completed at the end of February 2017; (c) Amos 8 satellite - a new satellite that is expected to serve DBS once it begins operating (regarding which Spacecom undertook to make all reasonable effort to ensure that this will be no later than February 2021)61.

Leased space segments - during the term of the agreement (and subject to unavailability) DBS is expected to lease 12 space segments from Spacecom on two different satellites, according to a division as set in the agreement. The agreement also regulates the availability of alternative segments to the leased space segments during the term of the agreement, under the terms and restrictions set in the agreement.

[60]	These estimates at the end of this section concerning the launching of the satellites, their positioning in space, commencement of the satellite operations and end of their useful life are forward-looking information, as defined in the Securities Law, based among other things on the information given by Spacecom to DBS and which, in part, is not in the control of Spacecom, and is dependent on its engagements with third parties. Consequently, these estimates may not materialize or may materialize in a manner significantly different from that expected, inter alia, depending on conditions relating to the launching of satellites, commencement of satellites operating, conditions required for their proper running and the end of the life expectancy of existing satellites, and other external factors that impact their operation and the operations of Spacecom.

[61]	It is clarified that according to the information the Company was given by Spacecom, to date Spacecom has not yet engaged in an agreement for the planning and building of Amos 8.

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Cost of leasing - the estimated total nominal cost for the duration of the term of the lease is USD 263 million, reflecting an average annual cost of USD 21.9 million, subject to discount and reimbursement mechanism as set out in the agreement.

Early termination of the agreement: The agreement stipulates a right for early termination without cause, subject to prior notice of 12 months and payment of a consideration according to a mechanism set in the agreement. The right for early termination was also provided for a delay in the agreement for the building of Amos 8 coming into effect, and for early termination at the end of Amos 3 useful life, due to unavailability of Amos 8 satellite, without requiring payment of any compensation and according to the conditions set in the agreement.

For further information concerning the 2017 Agreement, see the transaction report and notice for convening of a special general meeting of the Company dated February 16, 2017, Ref. No. 2017-01-014692) and amendment report to the transaction report dated March 26, 2017, Ref. No. 2017-01-024652), presented here by way of reference.

5.16.1.3	The leasing fee in 2016 amounted to NIS 65 million (after receiving a partial credit for failure of Amos 6 commencing operation by the date set).

5.16.1.4	DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, which is also responsible for operation of the space segments. With respect to exposure to risks in the event malfunction or unavailability of any of the satellites, see section 5.19.3.4.

5.16.2	Deeds of trust regarding Debentures (Series A) and Debentures (Series B)

For a brief summary of the main points of the deeds of trust see section 5.13.2.

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5.17	Legal proceedings[62]

5.17.1	Pending legal proceedings

	Date	Parties	Court	Type of Action	Details	The amount of the claim
A.	June 2014	Customer and apartment building representatives vs. DBS	District (Tel Aviv)	A financial claim filed with a motion (consolidated) to certify it as a class action.	It is claimed that DBS unlawfully charged residents in apartment buildings (subscribers and non-subscribers of DBS) for the electricity consumption for the satellite dishes and/or amplifiers and/or other devices that DBS uses, that are located on these apartment buildings. The applicant has petitioned the court, inter alia, to order DBS to refund to the members of the group, the amount collected for electricity consumption as aforesaid.
The second lawsuit (that was originally filed with the District Court in Haifa, and was moved for hearing before the District Court in Tel Aviv in September 2014) includes a claim that DBS installed equipment in apartment buildings that operate on electricity and according to their claim, DBS connected the outside equipment without approval and consent of the apartment buildings in which the equipment was connected to the communal electricity and also consumed electricity without paying for it.
In October 2015, the court ruled to consolidate the proceedings in both motions for certification and filing of consolidated statements. In December 2016, the claimants’ request for interlocutory remedies against DBS regarding the disconnection of subscribers who refuse to bear the electricity costs and the signing of intermediate representatives on agreements to bear these expenses, was struck.	NIS 80 million is for monetary and non-monetary damages allegedly caused due to the electricity consumption for DBS systems and an injunction ordering DBS to install electricity meters for measuring the electricity consumption of DBS’s systems.

B.	September 2014	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	A claim regarding electronic advertisements sent by DBS to its customers, allegedly in contravention of Section 30A of the Communications Law, in breach of DBS’s license and breach of the agreement between DBS and its customers. The applicants petitioned the court for relief for the inconvenience caused to the customers of DBS, harassment, loss of time, etc. and relief in an amount that will be determined at the court’s discretion, for enrichment of DBS as a result of sending these messages.	NIS 402 million (with additional relief to be determined at the court’s discretion).

[62]	For information concerning reporting policies and materiality, see section 1.1.

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C.	July 2015	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.	A claim of discrimination of DBS customers who are not offered or given the best terms or the lowest price for the services they received from DBS; a claim of discrimination against new DBS customers over existing customers who are eligible for receiving a campaign or benefit for joining DBS; and a claim of discrimination of new members who are acquainted with the company’s employees, over other new members. This, according to the allegations, is contrary to DBS obligation under its license and by law to refrain from discriminating with regard to the price for the services it provides. The applicant requests that DBS will compensate members of the group for the monetary difference between the price that each of them actually paid to DBS for the services, and the lowest price they could have paid for those services. In addition, the applicant requests that the court order DBS to offer and provide its services to everyone requesting its services at the same terms and to publish them in its various publications. In September 2015, following the filing of another motion to certify a class action against DBS which engages as alleged, in price discrimination, the court held that the two actions will be defined as related cases and in November 2015 the court ordered the consolidation of two motions to certify.
With the consent of the parties the court decided that, in view of the fact that a stay order was handed in the hearing of parallel cases against different defendants raising similar legal and factual questions by the court hearing them and in view of the fact that there is a pending motion to transfer the hearing on these petitions to the foregoing other court, the proceedings concerning the motions to certify were suspended until a decision is handed otherwise.	The applicant does not specify the amount of the claim, but the extent of the damage is estimated to be tens of millions of shekel.
The amount of the second claim is estimated by the applicants to be NIS 13 million plus monetary damages as will be awarded by the Court,
D.	December 2015	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.	A claim that DBS and HOT operate illegally by providing their customers with premium content services, (as part of the VOD service of DBS and HOT), that is provided under transactions for fixed periods and automatically renewable, while charging their customers for the service unilaterally, without the clients’ consent and in violation of the law. Thus, allegedly, they charge their customers illegal amounts and while enriching themselves unjustly.	The applicants do not explicitly mention the amount of the claim, but believe that the conduct described provides DBS and HOT annual income of tens of millions of shekels.

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E.	April 2016	Customer v. DBS	District (Tel Aviv)	A financial claim with a motion to certify it as a class action.	In April 2016, a claim was filed against DBS in the Tel Aviv District Court together with a motion to certify it as a class action. According to the claimants, who are DBS subscribers, the condition included in the agreement between DBS and its customers, which allows a subscription to be put on hold for a limited period thus avoiding the payment of a subscription fee for this period, and provided that the freeze is for a period of at least 30 days (“the Condition”) is a discriminatory condition and is unreasonable in a standard contract. Furthermore, the claimants contend that DBS allows customers to have their subscription frozen for shorter periods if they make the request by phone - which the plaintiffs argue misleads consumers and is unfair conduct and, among other things, is in breach of the provisions of the Contracts Law, the consumer protection laws and Unjust Enrichment Law and not in court.	The claimants have asked the court to order the cancellation of the Condition of the agreement and alternatively to determine that DBS’s conduct as described above is misleading and not in good faith. The court was also petitioned to instruct DBS to compensate the subscribers who are members of the group in the total amount of NIS 736 million.
F.	March 2017	Customer v. DBS	District (Central)	A financial claim with a motion to certify it as a class action.	The subject of the action is the allegation that DBS was in breach of the agreement with its customers and the conditions of the license issued by the Ministry of Communications when it discontinued broadcasts of the Children’s Channel from January 1, 2017 and instead started to broadcast a channel called Yes KIDZ (“discontinuation of the channel broadcasts”), which the plaintiff argues is not an appropriate substitute. The claimant requests that DBS refunds to each member of the class group the amounts it collected or overcharged (“the excess amount” as argued by the claimant shall not be less than NIS 100 per month), from the date of discontinuation of the channel broadcasts, and that it should also compensate all members of the group for the inconvenience caused as a result of discontinuation of the channel broadcasts (a loss which is estimated in the amount of NIS 250 for each group member).	The claimant does not expressly mention the amount of the action against DBS, but defines the group as all DBS customers on the date of discontinuation of the channel broadcasts, excluding those customers who have ostensibly already received specific compensation from DBS for discontinuation of the channel broadcasts.

5.17.2	Legal proceedings which ended during the reporting period or by the date of publication of the report

Date of filing of the action	Parties	Court	Type of Action	Details	Amount of claim
March 2013	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.	The applicant claims that DBS disconnected customers from channel 5+ and reconnected them only after the said customers contacted the Company and requested reconnection but continued collecting fees for the channel from those customers who did not contact them and were, therefore, not reconnected. Pursuant to an amended settlement agreement signed between the parties and which received validity of a judgment in November 2016, DBS will grant each of the members of the group benefits to the total value, for the whole group, of NIS 14 million (fully exercised).	The applicant estimates the damage to himself at NIS 1,065 of which NIS 1,000 is non-monetary damage, but did not include a total amount for the suit.

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5.18	Goals and Business Strategy

5.18.1	DBS’s goals are to increase its operating margins and to continue streamlining efforts while maintaining its business and competitive position in the sector.

5.18.2	To achieve these goals, along with efforts to reduce costs, DBS intends to invest considerable effort in marketing and sales, and in appropriate marketing strategy designed to continue attracting subscribers; and to retain existing customers; continually improve the array of services to subscribers, create differentiation and innovation in its broadcasting content, to increase the amount of content purchased by each subscriber and expand DBS’s value-added services, and to invest in the development and integration of advanced technologies and new services. These efforts include DBS’s drive to increase the rate of penetration of advanced services, including the PVR decoders and VOD and HD services among its subscribers as well as to also provide its content on additional platforms, such as yesGo (see section 5.2.2 above), to increase DBS revenues and enhance subscriber loyalty to DBS’s services.

5.18.3	DBS’s foregoing goals are forward-looking information, based on forecasts by DBS’s management, current trends in the broadcasting market and DBS’s assessment regarding competition in the broadcasting sector, and the regulation which applies and which will apply to DBS and other players, taking into account the restrictions that apply and will apply to the Company, and which affect DBS. However, the forecasts of DBS’s management may not materialize, or may materialize in a significantly different manner, due to changes in demand in the broadcasting market, fiercer competition in this sector, the entry of additional providers into the sector or alternative sectors, and in light of the regulatory restrictions which are or will be imposed on DBS or on its partnerships with the Company and other entities in the sector.

5.19	Discussion of Risk Factors

Following is a list of the threats, weaknesses and other risk factors of DBS (the “Risks”) attributable to the general environment, industry and special nature of its operations.

5.19.1	Macro risks

5.19.1.1	Financial risks – a material part of DBS’s expenses and investments are linked to fluctuations in the exchange rate of the US dollar (particularly content, satellite segments, purchase of decoders and additional logistics equipment). Therefore, sharp fluctuations in the exchange rate will have an effect on DBS’s business results. In addition, the loans taken out by DBS from its shareholders and the debentures DBS issued are linked to the consumer price index and, therefore, sharp rises in inflation rates could have a material effect on DBS’s business results.

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5.19.1.2	Recession – an economic recession, increase in unemployment rates and a decrease in disposable income might bring about a decrease in the number of DBS’ subscribers, a decrease in DBS’ revenues and harm to its business results.

5.19.1.3	Security situation - An ongoing unstable security situation in large areas of Israel, which disrupts the day-to-day lives of the residents, could have an adverse effect on DBS’s business results.

5.19.2	Sector-specific Risks

5.19.2.1	Dependence on licenses - DBS provides multi-channel television broadcasts under a broadcasting license and other licenses. Violation of the provisions of the licenses and of the law under which the licenses are issued could bring about, subject to the license conditions, revoking, amendment or suspension of the licenses and consequently material harm to DBS’s ability to continue operating.

5.19.2.2	Regulation - DBS’s operations and broadcasts are subject to obligations and restrictions set out in legislation and to a system of licensing, oversight and approvals from various regulatory bodies, and consequently DBS may be affected and restricted by policy considerations dictated by these entities and by their decisions and changes in communications legislation (see section 5.15). Regulatory changes could impact DBS operations and could have a material adverse effect on its financial results. Likewise, the entry of content providers transmitting video content, as set out in section 5.1.1.3 above, without applicable regulation of their operations and/or without amending the regulations applicable to broadcasting licensees, may significantly affect DBS’s financial results. Furthermore, as a provider of public services, DBS operations are subject, inter alia, to consumer protection regulation.

5.19.2.3	Fierce competition - there is fierce competition with HOT (see section 5.1.8 above) and with Cellcom, which requires DBS to constantly and continually invest in attracting and retaining customers, and dealing with high subscriber churn rates between the companies. For details regarding competition with HOT, see section 5.6.

5.19.2.4	Technological developments and improvements - the risk in the development of new technologies is that they will render existing technology inferior, forcing DBS to invest large amounts for retaining its competitive edge. Furthermore, such technological advances and developments may also facilitate increased accessibility to video content, allowing other providers to offer content viewing services without the need for heavy investment that may make it difficult for DBS to recruit new subscribers, retain existing subscribers and offer its services, requiring it to invest large amounts and posing a threat on its competitive standing (see section 5.1.1.3).

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5.19.2.5	Alternative multi-channel broadcasting infrastructures - the DTT activity, and particularly its expansion, may have an adverse impact on the financial results of DBS (see section 5.1.1.2)

5.19.2.6	Piracy – the broadcasting sector is exposed to viewers’ pirate connections for receiving broadcasts without paying subscription fees and is exposed to public access to content to which the broadcasting providers have rights.

5.19.2.7	Exposure to class action lawsuits - there is exposure to class action lawsuits in material amounts

5.19.3	DBS specific risks

5.19.3.1	Exposure to calls for immediate repayment of loans due to non-compliance with loan agreements - DBS failure to comply with the provisions of its agreements with financiers may, in accordance with and subject to their provisions, entitle the relevant lenders grounds to call in all the loans provided to DBS for immediate repayment and exercise of the securities provided by DBS to some of the lenders. With regard to the possibility of DBS debts being called for immediate repayment in the event that the credit provided by another lender is called for immediate repayment, see section 5.13.

5.19.3.2	Restrictions resulting from the ownership structure - DBS is restricted in joint ventures with the Company with respect to offering communications service bundles that has a material impact on DBS’s business status and competitive ability (see section 5.6.2).

5.19.3.3	Existence of sufficient cash flow - DBS is required to maintain a cash flow which is sufficient for compliance with its business plan and with repayment of the credit it used. The absence of a sufficient cash flow may impact on the ability of DBS to increase its rate of penetration of advanced services (such as PVR and HDPVR decoders) and to make it more difficult for it to face the competitive threats in view of technological developments and consumption patterns in the field.

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5.19.3.4	Satellite malfunction and damage - DBS broadcasts via space segments on the Amos 2 and Amos 3 satellites stationed at identical points in space. Malfunction of one of the satellites, damage to one of them or unavailability of space segments on any of the satellites (including unavailability of the new satellite scheduled to replace a previous one that has ceased to broadcast or provide services to DBS) could disrupt and materially reduce the volume of DBS broadcasts, unless an alternative is found for the foregoing unavailable space segments, taking into account the time taken until the foregoing alternative is implemented. Nonetheless, the duplication of the satellites via which broadcasts are transmitted to subscribers as of reporting date (and which is expected to continue until 202663), also in view of the partial backup mechanism prescribed in the Spacecom agreement, significantly reduces the risk entailed by damage, failure or unavailability of one of them, and improves the sustainability of the broadcast. In the event of a satellite being unavailable as aforesaid, it would be possible, through space segments made accessible for DBS on another satellite, to broadcast the major channels broadcast by DBS, but not all of the channels broadcast (for information concerning the Spacecom agreement, including the alternative mechanisms set out in it, see section 5.16.1). DBS is not insured against loss of revenues caused by satellite malfunction.

DBS’s estimate as noted in this paragraph is forward-looking information. This assessment is based on Spacecom providing space segments and Spacecom’s assessment with regard to the continuing life of the satellite, the new satellites starting to operate and the end of the operation of the existing satellites. This estimate may not materialize or may materialize partially or differently if there will be changes in the life expectancy of the satellites or if Spacecom does not provide DBS with alternative segments due to unavailability or malfunction of the space segments or the satellites.

5.19.3.5	Dependence on holders of rights in the space segments - DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, and is also responsible for operating the space segments (see Section). With regard to Amos 7, availability of space segments is dependent on a third party that owns the satellite and the organization responsible for operating it, and with which Spacecom has an agreement (see section 5.16.1).

5.19.3.6	Dependence on providers of software, equipment, content, infrastructure and services - DBS is dependent on certain providers of software, equipment, content and services, including broadcast encryption services (see section 5.12). Failure to receive the products or services they provide could harm DBS’s ability to function and results.

[63]	See footnote 60.

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5.19.3.7	Damage to broadcasting centers - damage to a broadcasting center’s operations may cause significant difficulties in continuing broadcasts; however, splitting of broadcasts into two broadcasting centers (Kfar Saba and Emek Haela) partially reduces the risk involved if one sustains damage and improves the survivability of some of the broadcasts. In the event of damage to one of the broadcasting centers, DBS will be able to continue broadcasting only part of its channels from the other broadcasting center. This is more significant in the event of damage to the Kfar Saba center, which is the only center with the capacity for broadcasting some of DBS key channels. All the broadcasting centers have identical encryption systems and therefore backup is also available for the encryption system in the event of damage to one of the broadcasting centers. Damage to DBS’s logistics center could also be a cause of disruption of its operations.

DBS’s assessment as set out in this paragraph is forward-looking information. This estimate is based on the provision of services from the supplier that operates the secondary broadcasting site in the event of damage to the Kfar Saba broadcasting center. Malfunction of DBS’s computer systems - A significant malfunction in DBS’s central computer systems is liable to wreak havoc with its operational capability.

5.19.3.8	Malfunction of DBS’s computer systems - a significant malfunction in DBS’s central computer systems is liable to significantly affect its operational capability. DBS has a remote backup site, designed to be activated and provide partial computer services within a few hours in the event of malfunction, however, it will be impossible to execute significant DBS operational capacities without the proper operation of the central computer systems.

DBS’s estimate with respect to its backup capability, as aforesaid in this paragraph, is forward-looking information. This estimate is based on the functioning of the remote backup site. This estimate might not be realized or might be realized to some or other extent if this functioning is not enabled.

5.19.3.9	Technical inferiority and the inability to offer integrated services - DBS’s technology is inferior to that of Hot. This technical inferiority prevents DBS from providing telephony and internet services, and various interactive services, including VOD, via its infrastructure; and therefore depends on third parties for providing them.

5.19.3.10	Malfunction of the encryption system or its enforcement – DBS’s broadcasts are based on the encryption of broadcasts transmitted via satellite and encoded via smart cards that are installed in the decoders in subscribers’ homes. Defects in the encryption system or its enforcement or a breach thereof could make it possible to view broadcasts without payment to DBS, thereby causing a reduction in revenues and a breach of the agreements between DBS and its content suppliers.

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5.19.3.11	Lack of exclusivity on frequencies - The spectrum of frequencies used by DBS to transmit its broadcasts from the broadcasting satellites to the satellite dishes installed in subscriber homes, and which is allocated in accordance with the license from the Ministry of Communications, is defined as a frequency spectrum with a secondary allocation, such that an Israeli party that is allowed to make authorized primary use the frequency spectrum. If the foregoing owner of the primary allocation uses the frequency spectrum, this may cause adverse impact on the quality and/or availability of DBS broadcasts to its subscribers, which may adversely affect the financial results of DBS. At the date of this report, to the best of DBS’s knowledge, the primary allocation holder has not made use of said frequencies in a manner that caused any real and/or lengthy disruptions to DBS broadcasts.

5.19.3.12	Broadcast disturbances - as DBS’s broadcasts are wireless transmissions from broadcasting centers to broadcasting satellites and from them to the receiver dishes in subscriber homes, the broadcast of wireless signals in the same frequency spectrum, whether or not they originate in Israel, and extreme weather conditions of heavy rain, hail or snow could cause disruptions to the quality and/or availability of the broadcasts provided by DBS to its subscribers and may cause material harm to its financial results.

5.19.3.13	Labor relations - DBS is party to a collective agreement with the New General Federation of Workers and the Workers Committee (see section 5.11.3). Execution of the collective agreement could reduce DBS’s administrative flexibility.

Breakdown of risk factors ranked according to their impact, in the opinion of DBS management. It should be noted that DBS’s assessments of the extent of the impact of a risk factor reflect the scope of the effect on DBS of such risk factor, on the assumption that it the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. Likewise, the order of appearance of the risk factors above and below is not necessarily based on the risk involved in each risk factor, or the probability of its occurrence:64

[64]	See footnote 36.

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Summary of risk factors - multi-channel television

Extent of Impact
	Major	Moderate	Minor
Macro risk
Financial risks		X
Recession / economic downturn			X
Security situation			X
Sector-specific risk
Dependence on licenses	X
Changes in regulation	X
Intense competition	X
Technological developments and changes		X
Alternative infrastructures		X
Unlawful viewing		X
Exposure to class action lawsuits		X
Company-specific risk
Exposure to credit being called for immediate repayment as a result of failure to comply with the finance agreements		X
Restrictions caused by ownership structure		X
Need for sufficient cash flow		X
Satellite malfunction and damage	X
Dependence on space segment supplier	X
Dependence on suppliers of content, equipment and infrastructure	X
Damage to broadcasting centers	X
Malfunction of computer systems	X
Technical inferiority and inability to offer integrated services		X
Malfunction of encryption system	X
Lack of exclusivity on frequencies		X
Disturbances in broadcasts	X
Labor relations			X

The information included in this Section 5.19 and the assessments of DBS regarding the impact of the risk factors on DBS’s operations and business constitute forward-looking information as defined in the Securities Law. The information and estimates are based on data published by regulatory agencies, DBS assessments of the market situation and the structure of competition, possible developments in the market and the Israeli economy, and the factors mentioned above in this section. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

March 29, 2017
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of Board of Directors

Stella Handler, CEO

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Appendix A - List of Terms

A.	Names of laws appearing in the report

Consumer Protection Law	-	Consumer Protection Law, 1981
Antitrust Law	-	Antitrust Law, 1988
Arrangements Law	-	The Economic Plan (Legislative Amendments for Implementing the Economic Policy for Fiscal Years 2017 and 2018) Law, 2016
Companies Law	-	Companies Law, 1999
Non-Ionizing Radiation Law	-	Non-Ionizing Radiation law, 2006
Market Concentration Law	-	Law to Promote Competition and Reduce Concentration, 2013
Second Authority Law	-	Second Authority for Television and Radio Law, 1990
Planning and Construction Law	-	Planning and Construction Law, 1965
Communications Law	-	Communications (Telecommunications and Broadcasts) Law, 1982
Securities Law	-	Securities Law, 1968
Communications Rules	-	Communications (Broadcasting Licensee) Rules, 1987
The Telegraph Ordinance	-	Wireless Telegraph Ordinance [New Version], 1972
The Communications Order	-	Communications (Telecommunications and Broadcasts) (Determination of an Essential Service Provided by Bezeq Israel Telecommunication Corp.) Order, 1997
Prospectus Details Regulations	-	The Securities (Details of a Prospectus, Draft Prospectus - Structure and Form) (Amendment) Regulations, 1969
Interconnect Regulations	-	Communications (Telecommunications and Broadcasts) (Payments for Interconnect) Regulations, 2000
Satellite Broadcasting License Regulations	-	Communications (Telecommunications and Broadcasts) (Proceedings and Conditions for Grant of a Satellite Broadcasts License), 1998

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B.	Other principal technology terms appearing in the report[65]

Bezeq Online	-	Bezeq Online Ltd.
Bezeq International	-	Bezeq International Ltd.
Bezeq Zahav Holdings	-	Bezeq Zahav (Holdings) Ltd.
B.I.P.	-	B.I.P. Communications Solutions (Limited Partnership) which is controlled by Bezeq International
B Communications	-	B Communications Ltd.
Golan Telecom	-	Golan Telecom Ltd.
2016 Financials	-	The consolidated financial statements of the Company for the year ended December 31, 2016
Interconnect fees	-	Interconnect fees (also called “call completion fees”) are paid by one carrier to another for interconnection (see definition below)
DBS	-	D.B.S. Satellite Services (1998) Ltd.
HOT	-	HOT Communications Systems Ltd. and corporations under its control which operates in broadcasting (multi-channel television)
HOT Telecom	-	HOT Telecom Limited Partnership
Hot Mobile	-	Hot Mobile Ltd. (formerly Mirs Communications Ltd.) and corporations under its control
HOT-Net	-	HOT-Net Internet Services Ltd.
The Stock Exchange	-	The Tel Aviv Stock Exchange Ltd. (TASE)
The Council	-	The Cable and Satellite Broadcasting Council
Walla	-	Walla Communications Ltd. and corporations under its control
Eurocom D.B.S.	-	Eurocom D.B.S. Ltd.
Public switching	-	In the context of a communications network - a telephony system supporting the connection of installations for passing calls between various end units
Mbps	-	Megabits per second; a unit of measure for the speed of data transfer
Domestic Carrier	-	An entity providing fixed-line domestic telephony services under a general or special domestic carrier license
PVR decoders	-	Digital decoders enabling viewing of satellite broadcasts, with recording ability on a hard disk (Personal Video Recorder) and enabling other advanced services, including HDPVR decoders
HDPVR decoders	-	PVR decoders that also enable receipt of HD broadcasts
Roaming	-	Roaming services allow a customer of one communications network to receive services from another communications network which is not his home network, based on roaming agreements between the home network and the host network

[65]	Please note that the definitions are for reader convenience only, and are not necessarily identical to the definitions in the Communications Law or its Regulations.

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NEP	-	Network End Point – an interface to which a public telecommunications network and terminal equipment or a private network are connected. NEP services include the supply and maintenance of equipment and services on the customer’s premises
Access point	-	A telecommunications device that operates in the frequencies stipulated in the relevant Wireless Telegraph Ordinance, which enables wireless communications between a user that has a wireless interface operating in those frequencies and the data-communications network, including the Internet.
Cellcom	-	Cellcom Israel Ltd. and corporations under its control
Pelephone	-	Pelephone Communications Ltd.
Partner	-	Partner Communications Ltd. and corporations under its control
Interconnect	-	Interconnect enables telecommunications messages to be transferred between subscribers of various license-holders or services to be provided by one license-holder to the subscribers of another license-holder; interconnect is made possible by means of a connection between a public telecommunications network of one license-holder (e.g. the Company) and a public network of another license-holder (e.g. a cellular operator). See also the definition of “interconnect fees”.
Cellular	-	Mobile radio-telephone; cellular telephony
Consolidated broadcasting license	-	A general license which is one of the following or a license that combines several of them:

(1)        Special general license;

(2)        General mobile radio telephone license on another network;

(3)       General license for providing international telecommunications services;

(4)       Special license for providing NEP services.

(5) Special license for providing internet services.
Domestic carrier license	-	General license or special general license for providing fixed-line domestic telecommunications services
Cellular license		General license for providing mobile radio-telephone services by the cellular method
Broadcasting license	-	License for satellite television broadcasts
Rami Levy	-	Rami Levy Cellular Communications Ltd.
Transmission services	-	Transmission of electromagnetic signals or series of bits between the telecommunications facilities of a license-holder (excluding terminal equipment)
Data communication services	-	Network services for transferring data from point to point, transferring data between computers and between different communications networks, communications network connection services for the Internet, and remote access services for businesses

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The Report Period	-	The twelve months ended December 31, 2016
012 Smile	-	012 Smile Telecom Ltd. (a company fully owned by Partner) and corporations under its control
Bitstream Access (BSA)	-	Managed broadband access that enables service providers to connect to the network of the infrastructure’s owner and offer broadband services to subscribers.
CDMA	-	Code Division Multiple Access – Access technology for cellular communications networks based on separation of subscribers by encoding
xDSL	-	Digital Subscriber Line Technology that uses the copper wires of telephone lines to transfer data (the Internet) at high speeds by using frequencies higher than the audible frequency and therefore enabling simultaneous call and data transfer
DTT	-	Digital Terrestrial Television – Wireless digital broadcast of television channels by means of terrestrial transmission stations
GSM	-	Global System for Mobile Communications – International standard for cellular communications networks (“2nd Generation”)
HD	-	High Definition TV - High resolution (separate) TV broadcasts
HSPA	-	High Speed Packet Access - cellular technology succeeding the UMTS standard, enabling data transfer at high speeds (“3.5 Generation”)
IBC	-	IBC Israel Broadband Company (2013) Ltd., 40% of which is owned by Israel Electric [IEC] and 60% is owned by a group of investors headed by ViaEuropa.
IP	-	Internet Protocol. The protocol enables unity between voice, data and video services using the same network
IPVPN	-	Virtual Private Network based on IP and located on the public network, through which it is possible to (a) enable end users to connect to the organizational network by remote access, and (b) connect between the organization’s branches (intranet)
ISP	-	Internet Service Provider – Holder of a special license for providing Internet access services. The Internet access provider is the entity enabling the end user to connect to TCP/IP protocol that links him and the global Internet
LTE		Long Term Evolution - a standard for wireless communication of high-speed data for mobile phones
Multicast	-	An application that streams content to a large number of end users over a small number of broadband links for each network element in the core, and replicates it to end-user sites.
MVNO	-	Mobile Virtual Network Operator – A virtual cellular operator that uses the existing communications infrastructures of the cellular carriers without need for its own infrastructures

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NDSL	-	A subscriber’s line that provides only high-speed access by means of ISPs
NGN	-	Next Generation Network – The Company’s new communications network, based on IP architecture
SLU	-	Sub-loop Unbundling
UMTS	-	Universal Mobile Telecommunications System - international standard for cellular communications developed from the GSM standard (“3G”)
VoB	-	Voice over Broadband – Telephony and associated services in IP technology using fixed-line broadband access services
VoC	-	Voice over Cellular Broadband – Telephony services over a cellular data communications channel (“Mobile VoB Services”)
VOD	-	Video on Demand – Television services per customer demand
VoIP	-	Voice over Internet Protocol – Technology enabling the transfer of voice messages (provision of telephony services) by means of IP protocol
Wi-Fi	-	Wireless Fidelity – Wireless access to the Internet within a local space

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